Execution Version

SUPPORT AGREEMENT

THIS AGREEMENT made the 27th day of February, 2015.

AMONG:

GRAMERCY FUNDS MANAGEMENT LLC, a company existing under the laws of Delaware (“Gramercy”), in its capacity as investment manager to certain investment funds and accounts (the “Noteholder”)

- and -

BANRO CORPORATION,
a corporation existing under the laws of Canada (the “Company”)

(each, a “Party”, and collectively, the “Parties”)

WHEREAS the Noteholder is the beneficial owner of, or has control or direction over, certain 10% senior secured notes of the Company due 2017 (the “Notes”), as more particularly described herein;

AND WHEREAS in connection with the proposed transactions with Gramercy in favour of the Company (the “Transaction”) consisting of two forward sales agreements (the “Forward Sales Agreements”, and the first Forward Sales Agreement to be entered into, the “First Forward Sales Agreement”) and a life of mine streaming agreement (the “Streaming Agreement”, and together with the Forward Sales Agreements, the “Transaction Agreements”) attached hereto as Schedule A, the Company wishes to make certain amendments (the “Amendments”) to (i) the indenture dated March 2, 2012, as supplemented by a supplemental indenture dated as of April 23, 2013, (the “Indenture”) among the Company, Guarantors (as defined therein) and Equity Financial Trust Company, pursuant to which the Notes were issued, as set out in the form of amending agreement attached hereto as Schedule B, and (ii) the collateral trust agreement dated March 2, 2012 among the Company, Initial Guarantors (as defined therein), Equity Financial Trust Company, as Indenture Trustee and Collateral Agent (as defined therein), Ecobank SARL and Gramercy, as set out in the form of agreement attached hereto as Schedule B, in order to permit the Transaction to proceed;

AND WHEREAS in anticipation of the Company seeking a consent, vote or other approval in respect of the Amendments (the “Consent Solicitation”), this Agreement sets out the terms and conditions of the agreement of the Noteholder to provide its consent, in respect of the Notes set out in Schedule C (the “Owned Notes”), to the Amendments;

AND WHEREAS contemporaneously with the execution and delivery of this Support Agreement to the Company (i) the Company has entered into the Transaction Agreements, (ii) has received US$20 million pursuant to the First Forward Sales Agreement; and (iii) the Company is announcing the Transaction;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the Parties hereto agree as follows:

ARTICLE 1
CERTAIN COVENANTS OF THE NOTEHOLDER

1.1	Consent

(a)          Agreement to Consent or Vote in Favour. Subject to the satisfaction (or waiver in the sole discretion of the Noteholder) of the conditions set forth in Section 1.1(b), the Noteholder agrees that it shall, in respect of the Owned Notes beneficially owned by such Noteholder or over which it has control or direction over, consent to or vote in favour of (i) the Amendments, and (ii) such other non-material administrative amendments to the Indenture items necessary to implement the consummation of the Amendments, provided that this Agreement shall not extend to any non-material administrative amendments which would require consent under Section 9.02 of the Indenture. Prior to termination of this Agreement, the Noteholder shall not enter into any voting agreement with any Person or entity with respect to any of the Owned Notes, grant any Person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Owned Notes, deposit any Owned Notes in a voting trust, or otherwise enter into any agreement with any person or entity limiting the Noteholder’s legal power, authority, or right to consent to or vote, in respect of the Owned Notes, the Amendments. If the Noteholder is the beneficial owner, but not the registered holder, of any of the Owned Notes, the Noteholder agrees to take all actions necessary to cause the registered holder and any nominees thereof to consent or vote, in respect of all such Owned Notes, in accordance with this Section 1.1.

(b)          Conditions to Providing Consent. The Agreement of the Noteholder to provide its consent is subject to the satisfaction of the following conditions:

(i)          the Transaction Agreements shall not have been amended in any manner which is adverse to the Noteholder in any material respect (including, without limitation, a change to the use of proceeds described therein);

(ii)           all regulatory and third party consents and approvals to effect the Amendments and complete the Transaction have been received and remain in full force and effect;

(iii)          the representations and warranties of the Company herein shall be true and correct;

(iv)          there shall have occurred no default by the Company under this Agreement;

(v)          there shall have occurred no Default (as defined in the Indenture) or Event of Default (as defined in the Indenture) pursuant to the Indenture; and

(vi)          BlackRock Gold and General Fund, Old Mutual BlackRock Gold and General Fund, and BlackRock World Mining Trust PLC shall have provided its consent or exercised its vote in favour of the Amendments and the other amendments described in Section 1.1(a) in respect of its Notes.

1.2          Restrictions on Transfer. Prior to termination of this Agreement, the Noteholder agrees to not, directly or indirectly, Transfer (as defined below), or enter into any agreement, option or other arrangement (including any profit-sharing arrangement), whether or not in writing, with respect to the Transfer of any of the Owned Notes (or any rights in respect thereof, including, but not limited to, the right to vote) held by such Noteholder as of the date hereof to any person, other than an affiliate or subsidiary or a person over which the Noteholder has direction or control over or to a transferee that has provided consent to the Company on the same terms as this Agreement. For the purposes of this Agreement, “Transfer” means, with respect to any security, any direct or indirect assignment, sale, transfer, tender, exchange, pledge, hypothecation, or the grant, creation, or suffrage of a lien in or upon, or the gift, grant, or placement in trust or other disposition of such security or any right, title, or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), except with respect to security generally applying to its investments which does not adversely affect such Noteholder’s ability to perform its obligations under this Agreement.

1.3          Revocation of Prior Proxies.

The Noteholder hereby revokes any operative proxies heretofore given by it in respect of the Owned Notes.

1.4	Other Covenants. The Noteholder agrees:

(a)

that if the Noteholder acquires any additional Notes following the date hereof over which the Noteholder has the power to vote, the Noteholder shall vote such Notes or provide a consent to the Amendments in the same manner as the Owned Notes;

(b)	not to take any other action intended to, or reasonably be expected to result in, the Amendments not being approved or not becoming effective by the Noteholder as contemplated by this Agreement;

(c)	not to oppose in any manner the treatment of any Owned Notes pursuant to the Amendments; and

(d)	not to requisition or join in the requisition of any meeting of holders of Notes for purposes of opposing the Amendments.

1.5          No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect economic benefit or ownership or incidence of ownership of, or relating to, any Owned Notes. All rights, ownership and economic benefits of and relating to the Owned Notes shall remain vested in and belong to the Noteholder, and the Company shall have no authority to exercise any power or authority to direct the Noteholder in the voting of any of the Owned Notes, except as otherwise provided herein, or in the performance of the Noteholder’s duties or responsibilities as a holder of Notes.

ARTICLE 2
COVENANTS OF THE COMPANY

2.1	The Company hereby covenants and agrees for the benefit of the Noteholder:

(a)	it shall commence and complete the Consent Solicitation as promptly as reasonably practicable after the date hereof;

(b)	it shall do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective the Supplemental Indenture containing the Amendments after completion of the Consent Solicitation and receipt of the requisite consents to such Amendments in accordance with Section 9.02 of the Indenture;

(c)	the proceeds of the Transaction shall be used by the Company in accordance with the use of the proceeds as described in the Transaction Agreements;

(d)	the additional Priority Lien Debt and Priority Lien Debt permitted to be incurred as a result of the Amendments shall not, without the prior written consent of the Noteholder, be incurred except to complete the Transaction in accordance with the provisions of the Transaction Agreements;

(e)	it shall not make any alterations to the Amendments or the Transaction Agreements which are adverse to the Noteholder in any material respect (including, without limitation, a change to the use of proceeds described therein) without the consent of the Noteholder;

(f)

it shall provide the Noteholder with copies of all alterations to the Amendments or the Transaction Agreements, including, without limitation, any additional proposed amendments to the Indenture, and the final Amendments; and

(g)

to pay all reasonable fees and expenses incurred by the Noteholder in connection with the negotiation and performance of this Agreement, including but not limited to reviewing the Term Sheet and the Transaction Agreements, whether or not the Transaction is completed or the Amendments are effected.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE NOTEHOLDER

     3.1          Representations and Warranties. The Noteholder represents, warrants and, where applicable, covenants to the Company, as follows and acknowledges that the Company is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

the Noteholder has been duly formed and is validly existing under the laws of its jurisdiction of organization and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by the Noteholder and the performance by it of its obligations hereunder have been duly authorized and no other proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder;

(c)

this Agreement has been duly executed and delivered by the Noteholder and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation, enforceable by the Company against the Noteholder in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(d)

the Noteholder is the sole registered and/or beneficial owner of, or exercises control or direction over, the Owned Notes, and has no legal or beneficial interest in, or control or direction over, any other Notes;

(e)	the Noteholder has the sole right to vote all the Owned Notes;

(f)

no person or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer from the Noteholder of any of the Owned Notes or any interest therein or right thereto;

(g)

none of the Owned Notes are subject to any power of attorney or attorney in fact, proxy, voting trust, vote pooling or other agreement, or any right or privilege capable of becoming an agreement, with respect to the right to vote, call meetings of holders of the Notes or give consents or approvals of any kind;

(h)

none of the execution and delivery by the Noteholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Noteholder with the Noteholder's obligations hereunder will result in a breach of (i) the constating documents of the Noteholder; or (ii) any agreement or instrument to which the Noteholder is a party or by which the Noteholder or any of its property or assets is bound excluding for greater certainty any agreement to which the Company is a party;

(i)	the Noteholder acknowledges that it has had the opportunity to obtain independent legal advice with respect to this Agreement;

(j)

(i) the only Notes owned, directly or indirectly, or over which control or direction is exercised, by the Noteholder are those listed on Schedule C to this Agreement and (ii) the Noteholder has no agreement or option, right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Noteholder or transfer to the Noteholder of additional Notes; and

(k)

there are no proceedings in progress, pending or threatened, in each case to the knowledge of the Noteholder, against the Noteholder that would adversely affect in any manner the ability of the Noteholder to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     4.1          Representations and Warranties. The Company represents, warrants and, where applicable, covenants to the Noteholder as follows and acknowledges that the Noteholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

the Company has been duly formed and is validly existing under the laws of its jurisdiction of organization and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by the Company and the performance by it of its obligations hereunder have been duly authorized and no other proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder;

(c)

this Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Noteholder, constitutes a legal, valid and binding obligation, enforceable by the Noteholder against the Company in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(d)

none of the execution and delivery by the Company of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Company with its obligations hereunder will result in a breach of (i) the constating documents of Company; (ii) any agreement or instrument to which the Company is a party or by which the Company or any of its property or assets is bound; (iii) any judgment, decree, order or award of any governmental entity; or (iv) any applicable laws relevant in the context of the Amendments or this Agreement;

(e)

there are no proceedings in progress or pending or, to the knowledge of the Company, threatened against the Company that would adversely affect in any manner the ability of the Company to enter into this Agreement and to perform its obligations hereunder;

(f)	Schedule D sets out the regulatory and corporate approvals required on behalf of the Company to: (i) effect the Amendments; and (ii) complete the Transaction;

(g)	as of the date hereof, there is an aggregate of US$175 million principal amount of Notes issued and outstanding;

(h)	no shareholder approval is required in connection with this Agreement, the Transaction Agreements, the Amendments or the Transaction; and

(i)

the Company has not entered into any other agreements in connection with the Transaction, other than the Transaction Agreements, this Agreement (and including for greater certainty, an agreement in similar form executed between the Company and Gramercy) and any other agreements contemplated herein or therein.

ARTICLE 5
TERMINATION

5.1	Termination. This Agreement shall terminate upon the earliest of:

(a)	written agreement of the Parties to terminate the Agreement; or

(b)	the effective date of the Amendments; or

(c)	April 30, 2015; or

(d)	notice to the Company by the Noteholder if:

(i)          any of the representations and warranties of the Company in this Agreement is untrue or inaccurate in any material respect;

(ii)          the Company has not complied in all material respects with its covenants hereunder; or

(iii)          an Event of Default has occurred under the Indenture.

Notwithstanding the foregoing, Section 2.1(c) shall survive termination of this Agreement.

ARTICLE 6
GENERAL

6.1          Further Assurances. The Parties shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other Party may reasonably require to effectively carry out the intent of this Agreement.

6.2          Disclosure. The Noteholder and the Company:

(a)

agrees except as set forth in (b) below or as required by applicable laws or by any governmental entity, (i) no Party shall make any public announcement or statement with respect to this Agreement without the approval of the other (including as to form and content of such announcement or statement), which shall not be unreasonably withheld or delayed, and (ii) each Party agrees to consult with the other prior to making any public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable laws; and

(b)

consents to the disclosure of the substance of this Agreement in (i) a consent solicitation statement prepared in connection with the Consent Solicitation, and (ii) any press release of the Company relating to the Amendments or a Consent Solicitation, provided that all references to the Noteholder in any such disclosure shall be in a form satisfactory to the Noteholder.

6.3          Amendment. This Agreement may only be amended by mutual written agreement of the Parties.

6.4          Assignability. This Agreement shall not be assignable by any Party without the prior written consent of the other Party, other than by the Company to one of its direct or indirect subsidiaries and by the Noteholder as set forth in Section 1.2. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the Parties and their respective successors and permitted assigns.

6.5          Time. Time shall be of the essence of this Agreement.

6.6          Notices. Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to the Company at:

1 First Canadian Place, Suite 7070
100 King St. W.
PO Box 419
Toronto, Ontario M5X 1E3

Attention: Chief Financial Officer

Facsimile: (416) 366-7722
E-mail: kjennings@banro.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
Suite 3800
Royal Bank Plaza, South Tower
200 Bay Street
PO Box 84
Toronto ON M5J 2Z4

Attention: Richard Lachcik

Facsimile: (416) 216-3930
Email: Richard.Lachcik@nortonrosefulbright.com

(a)	to the Noteholder at:

[Redacted]

with a copy (which shall not constitute notice) to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention: Brenda J. Gosselin

Facsimile: (416) 979-1234
Email: bgosselin@goodmans.ca

     Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day (as defined below) and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. For the purposes of this Agreement, “Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Toronto, Canada are authorized or required by law to close.

6.7         Governing Law.

(a)          This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)          Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

6.8          Remedies. The Parties agree and acknowledge that: (i) money damages would not be a sufficient remedy for any breach of this Agreement; (ii) in addition to any other remedies at law or in equity that the aggrieved Party may have, such Party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to such Party, in the event of any breach of the provisions of this Agreement by the other Party; and (iii) any Party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. The prevailing Party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other Party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

6.9          Severability. If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.10          Waiver. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

6.11          Rules of Construction. The Parties waive the application of any law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

6.12          Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

6.13           Counterparties. This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

BANRO CORPORATION

By:	“R.W. Brissenden”
Name: R.W. Brissenden
Title: Chairman of the Board

GRAMERCY FUNDS MANAGEMENT LLC

By:	(signed)
Name: [Redacted]
Title:

(Signature Page to Support Agreement)

SCHEDULE A

TRANSACTION AGREEMENTS

GOLD PURCHASE AND SALE AGREEMENT

TWANGIZA GFSA HOLDINGS

– and –

BANRO CORPORATION

 – and –

TWANGIZA MINING S.A.

Dated as of February 27, 2015

- ii -

THIS GOLD PURCHASE AND SALE AGREEMENT dated as of February 27, 2015.

BETWEEN:

TWANGIZA GFSA HOLDINGS, an exempted company incorporated under the laws of Cayman Islands

(the “Purchaser”)

- and -

BANRO CORPORATION, a corporation existing under the laws of Canada

(“Banro”)

- and -

TWANGIZA MINING S.A., a corporation existing under the laws of the Democratic Republic of the Congo

(the “Seller”)

WITNESSES THAT:

WHEREAS capitalized terms when used in these recitals shall have the respective meanings set forth in Article 1 of this Agreement;

AND WHEREAS the Seller has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Seller, the Payable Gold, subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS the Seller is an indirect subsidiary of Banro and is the owner of a 100% interest in the Twangiza Project;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including in the recitals and schedules hereto:

“Additional Gold Payment Amount” has the meaning set out in Section 4.2.

“Additional Gold Payment Date” means in respect of each Monthly Delivery Date, the day that falls two Business Days after such Monthly Delivery Date.

“Affiliate” means, in relation to any person or entity, any other person or entity controlling, controlled by or under common control with such first mentioned person or entity.

“Agreement” means this gold purchase and sale agreement and all attached schedules, in each case as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“Applicable Laws” means any international, federal, state, provincial or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations.

“Approvals” means all authorizations, licenses, permits, concessions, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority or stock exchange, in connection with the completion of the transactions contemplated by this Agreement.

“Arbitration Rules” means the Rules of Arbitration of the International Chamber of Commerce.

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section 8.2(c) .

“Banro Event of Default” has the meaning set out in Section 10.1.

“Banro Group Entity” means the PSA Entities and their respective Affiliates from time to time.

“Business Day” means any day other than a Friday, Saturday or Sunday or a day that is a statutory holiday under the laws of the Province of Ontario, Canada or the laws of South Africa.

“Change of Control” of a person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Subject Person; or (ii) acquires control of the Subject Person; provided that a Change of Control shall not include any transaction that results in the Subject Person (if a Banro Group Entity) continuing to be, directly or indirectly, wholly-owned by Banro.

“Closing Date” means the date that is two Business Days following the date on which the conditions precedent to payment of the Prepayment Amount are satisfied or waived in accordance with Section 3.5 or such other date as the Parties may agree, such date expected to occur on or before February 27, 2015.

“Collateral Trust Agreement” means the collateral trust agreement dated March 2, 2012 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) among Banro, each of the guarantors named therein and Equity Financial Trust Company.

“Confidential Information” has the meaning set out in Section 6.4(a) .

“Contaminant” means any solid, liquid, gas, odor, heat, sound, vibration, radiation, or combination of any of them, that does or is reasonably expected to:

(i)	impair the quality of the Environment for any use that can be made of it;

(ii)	injure or damage property or plant or animal life;

(iii)	adversely affect the health of any individual;

(iv)	impair the safety of any individual;

(v)	render any plant or animal life unfit for use by man; or

(vi)	create a liability under any Environmental Law;

and includes any “contaminant” within the meaning ascribed to such term in any Environmental Law.

“Deferred Revenue Financing Arrangements” means, except for this Agreement and any other gold purchase and sale agreements with the Purchaser or Namoya GSA Holdings, any financing transaction pursuant to which (a) Banro or any of the Banro Group Entities receive cash advances or deposits in respect of future revenues from the sale of specified mineral assets to a person other than an Affiliate, (b) such advances or deposits are recorded as liabilities, but not as debt, on the consolidated balance sheet of Banro and (c) such liability is amortized upon the delivery of such mineral assets.

“Delivery Period” means the period beginning March 1, 2015 and ending on the date on which the last Scheduled Monthly Quantity is delivered.

“Disqualified Stock” means, with respect to any person, any shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any preferred stock and limited liability or partnership interests (whether general or limited) (collectively, “Capital Stock”) of such person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(i)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(ii)

is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of Banro or the Banro Group Entities (it being understood that upon such conversion or exchange it shall be an incurrence of such Indebtedness or Disqualified Stock)); or

(iii)	is redeemable at the option of the holder of the Capital Stock in whole or in part.

“Distribution” means, with respect to any PSA Entity, any payment, directly or indirectly, by such PSA Entity of any:

(i)	dividend in cash or other property or assets or return of any capital to any of its Affiliates;

(ii)

management fee paid or comparable payment to any Affiliate of such PSA Entity or to any director or officer of such PSA Entity or Affiliate of such PSA Entity, or to any person not dealing at arm’s length with such PSA Entity or Affiliate, director or officer; or

(iii)	indebtedness owing by such PSA Entity to a creditor that is an Affiliate by way of intercompany debt or otherwise.

“Encumbrances” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under Applicable Law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement; provided that in no event shall an operating lease be deemed to constitute an Encumbrance.

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land (surface and underground), all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor and underground spaces.

“Environmental Laws” means any Applicable Laws relating to the Environment, occupational health or safety, industrial hygiene, product liability or any past, present or future activity, event or circumstance in respect of any Hazardous Materials (including the use, handling, transportation, production, disposal, discharge or storage thereof or the terms of any Approval issued in connection therewith) or the environmental conditions on, under or about any real property (including soil, groundwater and indoor, underground and ambient air conditions).

“Gold Price” means, with respect to any day, the afternoon per ounce gold fixing price in U.S. dollars quoted by the London Bullion Market Association for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the London Bullion Market Association is no longer in operation, or if the price of Refined Gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Gold Price shall be determined by reference to the price of Refined Gold in a manner endorsed by the World Gold Council, failing which the Gold Price shall be determined by reference to the price of gold on a commodity futures exchange mutually acceptable to the Parties acting reasonably.

“Governmental Authority” means any national, federal, state, provincial, regional, municipal, territorial or local government, agency, department, ministry, authority, board, bureau, tribunal, commission, official, court or securities commission, and any person entitled under Applicable Law to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaus, arbitrators and arbitration panels, and any authority or other person controlled by any of the foregoing.

“Group Collateral” has the meaning set out in Section 8.2(b) .

“Group Security Agreements” has the meaning set out in Section 8.2(b)

“Guarantors” means Banro, Namoya Mining S.A., Banro Congo Mining S.A., Kamituga Mining S.A. and Lugushwa Mining S.A.

“Hazardous Materials” means any pollutant or Contaminant, including any hazardous, dangerous, registrable or toxic chemical, material or other substance within the meaning of any Environmental Law.

“Indebtedness” of any person means, without duplication:

(i)	the principal of and premium (if any) in respect of indebtedness of such person for borrowed money;

(ii)	the principal of and premium (if any) in respect of obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(iii)

the principal component of all obligations of such person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence);

(iv)

the principal component of all obligations of such person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) any earn- out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person;

(v)	an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes;

(vi)	Deferred Revenue Financing Arrangements;

(vii)

the principal component or liquidation preference of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or any preferred shares in the capital of such person (but excluding, in each case, any accrued dividends);

(viii)

the principal component of all Indebtedness of other persons secured by an Encumbrance on any asset of such person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other persons;

(ix)	the principal component of Indebtedness of other persons to the extent guaranteed by such person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(x)

to the extent not otherwise included in this definition, net obligations of such person under hedging obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such hedging obligation that would be payable by such person at such time); and

(xi)

to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to a securitization transaction or series of securitization transactions.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest; (ii) in connection with the purchase by Banro or any of the Banro Group Entities of any business, the term “Indebtedness” will exclude post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; and (iii) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, reclamation obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Banro Group Entities shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of Banro if:

(i)	such Indebtedness is the obligation of a partnership or joint venture that is not a subsidiary of Banro (a “Joint Venture”);

(ii)	Banro or a Banro Group Entity is a general partner of the Joint Venture (a “General Partner”); and

(iii)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Banro Group Entities;

and then such Indebtedness shall be included in an amount not to exceed:

(A)

the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of any of the Banro Group Entities; or

(B)

if less than the amount determined pursuant to clause (A) immediately above, the actual amount of such Indebtedness that is recourse to the Banro Group Entities, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated within 60 days), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under Applicable Laws relating to bankruptcy, insolvency or relief of debtors unless such petition is dismissed within 60 days of first being sought;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets unless such assignment or appointment is dismissed within 60 days of commencement of such proceeding;

(iv)	a resolution of its board of directors is passed for the receivership or similar insolvent winding-up or liquidation of it; or

(v)	anything analogous or having a similar effect to an event listed in paragraphs (i) to (iv) above occurs in respect of that person.

“Lenders” means any person that provides any Secured Financing, excluding any Banro Group Entity.

“Material Adverse Effect” means any event, occurrence, change or effect that, when taken individually or together with all other events, occurrences, changes or effects, is or could reasonably be expected to:

(i)	materially limit, restrict or impair the ability of any PSA Entity to perform its obligations under this Agreement;

(ii)

limit, restrict or impair the ability of the Seller to operate the Twangiza Project in all material respects in accordance with the Operating Plan for the Twangiza Project in effect at the time of the event, occurrence, change or effect;

(iii)	affect the validity, perfection or priority of the security under the Security Agreements; or

(iv)	result in a Banro Event of Default.

“Minimum Gold Price” means $1,100 per ounce.

“Monthly Delivery Date” means the date no later than the fifth Business Day after the end of each calendar month.

“Net Proceeds” means with respect to the proceeds under any insurance policy, the aggregate amount received by any Banro Group Entity in connection with such receipt of insurance proceeds less the reasonable fees, costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Purchaser upon request) incurred or paid to a third party (other than such insurer) by any Banro Group Entity in connection with the claim under the insurance policy giving rise to such proceeds.

“NI-43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as may be amended from time to time, or any successor instrument, rule or policy.

“Note Indenture” means the indenture dated as of March 2, 2012 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) among Banro, as issuer, each of the guarantors named therein and Equity Financial Trust Company, as trustee and collateral agent.

“Operating Plan” means the life of mine operating plan for the Twangiza Project delivered to the Purchaser on the date hereof.

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Authority or other decision-making authority of competent jurisdiction.

“Parties” means the parties to this Agreement.

“Payable Gold” means 22,248 ounces of Refined Gold.

“Permits” means all licenses, permits, approvals (including environmental approvals) authorizations, rights (including surface and access rights and rights of way, and access to water and power), privileges, concessions or franchises necessary for the construction, development and operation of the Twangiza Project as is contemplated by the Operating Plan.

“Permitted Distributions” means any payment of Distributions required to satisfy any obligation under this Agreement, Applicable Laws or the terms of any Secured Financing entered into in accordance with this Agreement, as a result of any Affiliate of any PSA Entity not otherwise having sufficient funds to satisfy such obligation.

“Permitted Encumbrances” means:

(i)	prior to the termination of the Note Indenture, Encumbrances permitted under the Note Indenture;

(ii)	following the termination of the Note Indenture:

(A)

inchoate or statutory liens for taxes, assessments, royalties payable to a Governmental Authority, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

(B)	statutory liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation other than in the context of a breach of laws or Permits;

(C)	any reservations, or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Properties or comprising the Properties;

(D)

minor discrepancies in the legal description or acreage of or associated with the Properties or any adjoining properties which would be disclosed in an up to date survey, and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Properties for the purpose of conducting and carrying out mining operations thereon;

(E)

rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of the Properties, which do not in the aggregate materially detract from the use of the Properties for the purpose of conducting and carrying out mining operations thereon;

(F)

liens or other rights granted by a PSA Entity to secure performance of statutory obligations or regulatory requirements (including reclamation obligations) other than in the context of a breach of laws or Permits;

(G)	security deposits with any Governmental Authority and utilities in the ordinary course of business of a Banro Group Entity (including, to the extent applicable, any reclamation obligations); and

(H)	liens in respect of the following:

[Details of individual lien holders redacted]

(I)	liens securing Permitted Indebtedness listed in clause (ii)(1), (4), (5), (7)and (9) of such definition.

“Permitted Indebtedness” means:

(i)	prior to the termination of the Note Indenture, Indebtedness permitted in accordance with the terms thereof and Deferred Revenue Financing Arrangements as set out in clause (ii)(5) below; and

(ii)	following the termination of the Note Indenture:

(1)	indebtedness incurred under this Agreement and the Security Agreements, together with the gold purchase and sale agreements of the Banro Group Entities with the Purchaser and Namoya GSA Holdings;

(2)	any security deposits with any Governmental Authority and utilities in the ordinary course of business of a Banro Group Entity (including, to the extent applicable, any reclamation obligations);

(3)

any unsecured liability under any agreement entered into in the ordinary course of business for the acquisition of any asset or service where payment for the asset or service is deferred for a period of not more than 90 days;

(4)	indebtedness incurred in connection with any mobile equipment financing facility or other accounts receivable financing facility secured solely by such mobile equipment or accounts receivable;

(5)

Deferred Revenue Financing Arrangements, provided that at any time, in respect of all Deferred Revenue Financing Arrangements in the aggregate, no more than 75% of the forecast gold production of the Twangiza Project for the current month is the subject thereof;

(6)	indebtedness incurred by a Banro Group Entity in favour of another Banro Group Entity that is subject to an Assignment, Subordination and Postponement of Claims;

(7)

Indebtedness in an aggregate principal amount not to exceed $175,000,000 provided that (A) any security granted therefor shall have been granted in favour of the Purchaser or the Collateral Agent on its behalf; and (B) the ranking of the PSA Obligations vis-à-vis such secured Indebtedness shall correspond to the ranking of the PSA Obligations vis-à-vis the notes issued under the Note Indenture;

(8)	Preferred shares in the capital of Banro, Banro Group (Barbados) Limited, Twangiza (Barbados) Limited and Namoya (Barbados) Limited; and

(9)

Indebtedness (including in respect of any discretionary derivative or hedging arrangements) of one or more Banro Group Entities not permitted by the preceding paragraphs, the outstanding principal amount (which shall include capitalized interest characterized as “principal”) (or net liability of the PSA Entities with respect to any discretionary derivative or hedging arrangements) of which does not exceed in the aggregate at any time 7% of the total consolidated assets of Banro and the Banro Group Entities.

“person” includes an individual, corporation, body corporate, limited or general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, Governmental Authority or any other type of organization, whether or not a legal entity.

“Prepayment Amount” means $20,000,000.

“Prior Ranking Permitted Encumbrances” means:

(i)	prior to the Security Trigger Event, Encumbrances permitted under the Note Indenture;

(ii)

following the Security Trigger Event and prior to the termination of the Note Indenture, those Encumbrances that constitute Priority Liens (as defined in the Note Indenture) ranking pari passu with the Secured Amount;

(iii)	following the termination of the Note Indenture, those Encumbrances listed in (ii) (A) to (H) of the definition of “Permitted Encumbrances”.

“Processing Plant” means any mill or other processing facility owned or operated or both by any Banro Group Entity located on or near the Properties, to the extent that such mill or processing facility was built with the primary intention of processing ore from the Properties, or at which Produced Gold is processed.

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Properties, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals mined, produced, extracted or otherwise recovered from the Properties.

“Project Assets” means the shares in the capital of the PSA Entities (other than Banro) and the Properties, Processing Plant and all present and after-acquired real or personal property, used or acquired for use by any Banro Group Entity in connection with the mining, production or extraction of gold from the Properties.

“Project Collateral” means (A) the Project Assets, including all present and after-acquired personal property used in connection with, relating to or arising out of, in whole or in part, the Project, and (B) the Produced Gold, and in each case including all proceeds thereof except sales of Produced Gold in the ordinary course of business.

“Properties” means the mineral claims, mineral leases and other mining rights, concessions and interests listed in Schedule A, including all buildings structures improvements, appurtenances and fixtures that form part of the Twangiza Project, whether created privately or by the action of any Governmental Authority, and includes any term extension, renewal, replacement, conversion or substitution of any such mineral claims, mineral leases and other mining rights, concessions or interests, owned or in respect of which an interest is held, directly or indirectly, by any Banro Group Entity at any time during the Delivery Period, whether or not such ownership or interest is held continuously. The Properties are depicted in the map included in Schedule A.

“PSA Collateral” means the Project Collateral, the Group Collateral and the assets charged under the Assignment, Subordination and Postponement of Claims.

“PSA Entity” means Banro and the Seller, and any other Affiliate of Banro (now or hereafter incorporated) that acquires any interest in the Twangiza Project.

“PSA Obligations” means all present and future debts, liabilities and obligations of PSA Entities, or all of them, to the Purchaser under this Agreement.

“PSA Security” means the charges and security interests granted in favour of the Purchaser pursuant to the Security Agreements.

“Purchaser Event of Default” has the meaning set out in Section 11.1. “Receiving Party” has the meaning set out in Section 6.4(a) .

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold.

“Reimbursable Expenses” has the meaning set out in Section 13.3. “Restricted Person” means any person or entity that:

(i)	is named, identified, described on or included on any of:

(1)	the lists maintained by the Office of the Superintendent of Financial Institutions Canada with respect to terrorism financing;

(2)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(3)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(4)	the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control; or

(5)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324;

(ii)	is subject to trade restrictions under United States law, including, but not limited to:

(1)	the International Emergency Economic Powers Act, 50 U.S.C.; or

(2)

the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107 56; or

(iii)	is a person or entity who is an Affiliate of a person or entity listed above.

“Scheduled Monthly Quantities” means 618 ounces of Refined Gold. “Secured Amount” has the meaning set out in Section 8.2(a) .

“Secured Financing” means any Indebtedness for borrowed money of, or lending facility or other financing arrangement (including any secured derivative transactions entered into in connection with such Indebtedness, or any other hedge financing) in favour of, any Banro Group Entity that is secured by all or any part of the Project Assets. “Security Agreements” means the Seller Security Agreements, the Group Security Agreements and the Assignment, Subordination and Postponement of Claims.

“Security Trigger Event” means the amendment to the Note Indenture and related security agreements (including the related collateral trust agreement) to, among other things, recognize the Purchaser as a Priority Lien Secured Party (as defined in the Note Indenture) and as otherwise determined necessary or appropriate by the Purchaser.

“Seller Security Agreements” has the meaning set out in Section 8.2(a) .

“Tax” or “Taxes” means all taxes, surtaxes, levies, tariffs, fees, assessments and other charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes) other than income or profits taxes levied in respect of the income or profits of the Purchaser, non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other charges and obligations of the same or of a similar nature to any of the foregoing. “Time of Delivery” has the meaning set out in Section 2.2(b) .

“Transfer” means to sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Authority, whether voluntary or involuntary).

“Twangiza Holdcos” means together, Banro Group (Barbados) Limited and Twangiza (Barbados) Limited.

“Twangiza Project” means the Properties and the mining operations developed, constructed and operated at and in respect of the Properties.

1.2	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)

The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)	Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	A person (first person) is considered to control another person (second person) if:

(i)	the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)	the first person directly or indirectly exercises control or direction over the majority of the directors or has the ability to control the management and policies of the second person;

(iii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iv)	the second person is a limited partnership and the general partner of the limited partnership is the first person or the control person or the general partner,

and “controls”, “controlling”, “controlled by” and “under common control” have corresponding meanings.

(f)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under generally accepted accounting principles applicable to such entity at the relevant time, in effect from time to time (which may be International Financial Reporting Standards), consistently applied, and all determinations of an accounting nature required to be made shall be made in a manner consistent with such applicable generally accepted accounting principles.

(i)

A reference to a statute includes all regulations made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time.

(j)	Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(k)

In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

(l)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(m)	The following schedules are attached to and form part of this Agreement:

Schedule A	-	Description of Seller’s Properties (with map)

Schedule B	-	Security Agreements

Schedule C	-	Banro and Seller Representations and Warranties

Schedule D	-	Purchaser Representations and Warranties

Schedule E	-	Termination Amount

Schedule F	-	Dispute Resolution

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale of Payable Gold

(a)

Subject to and in accordance with the terms of this Agreement, the Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, the Payable Gold, free and clear of all Encumbrances, in exchange for the Prepayment Amount.

(b)

As further provided in Section 4.3(b) Payable Gold shall not be reduced for, and the Purchaser shall not be responsible for, any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other similar charges or deductions, regardless of whether such charges or deductions are expressed as a specific metal deduction, separate and apart from the recovery rate pursuant to the terms of any applicable processor agreement.

2.2	Delivery Obligations

(a)

During the Delivery Period, the Payable Gold shall be sold and delivered to the Purchaser on each Monthly Delivery Date in the Scheduled Monthly Quantities in accordance with the terms of this Agreement.

(b)

The Seller shall deliver to the Purchaser all Payable Gold to be delivered under this Agreement by way of credit or allocation to the metal account or accounts designated by the Purchaser from time to time, or physical delivery to such other location specified by the Purchaser from time to time on 15 Business Days’ prior written notice or as otherwise consented to by the Seller, such consent not to be unreasonably withheld. Delivery of the Payable Gold to the Purchaser shall be deemed to have been made at the time on the date the Payable Gold is credited or allocated or physically delivered, as applicable, to the designated metal account of the Purchaser (the “ Time of Delivery”). Title to, and risk of loss of, the Payable Gold shall pass from the Seller to the Purchaser at the Time of Delivery. The Seller acknowledges that the Purchaser intends to engage a selling agent that will take delivery of the Payable Gold on behalf of the Purchaser for purposes of monetizing the Payable Gold. All costs and expenses pertaining to each delivery of the Payable Gold to the Purchaser, including such selling arrangements, shall be borne by the Seller so long as the Purchaser’s accounts are in customary locations in United Kingdom, Switzerland or South Africa.

(c)

The Seller hereby represents and warrants to the Purchaser that, at each Time of Delivery (i) the Seller will be the legal and beneficial owner of the Payable Gold credited or physically allocated to the designated metal account of the Purchaser, (ii) the Seller will have good, valid and marketable title to such Payable Gold, and (iii) such Payable Gold will be free and clear of all Encumbrances.

(d)

The Seller shall not sell or deliver to the Purchaser, (for purposes of this Agreement and at any time during the term of this Agreement) any Refined Gold that has been directly or indirectly purchased on a commodity exchange, a commodity futures exchange or from another similar source. The Seller shall have the option to fulfill a gold delivery obligation hereunder by obtaining gold from other sources from time to time including from mining operations of Affiliates or physical gold purchases from a refiner for delivery to the Purchaser, at its sole discretion. The Parties acknowledge that the Seller shall not be obliged to sell or deliver to the Purchaser the Refined Gold physically resulting from Produced Gold.

ARTICLE 3
PREPAYMENT

3.1	Prepayment

(a)

In connection with the respective promises and covenants contained herein, including the sale and delivery by the Seller to the Purchaser of the Payable Gold, the Purchaser hereby agrees to pay the Prepayment Amount in cash against, and as a prepayment of the purchase price for the Payable Gold, subject to the conditions set out in Sections 3.2 and 3.3.

(b)

No interest will be payable by the Seller on or in respect of the Prepayment Amount except as expressly provided in this Agreement. The Purchaser will not be entitled to demand repayment of the Prepayment Amount except to the extent expressly set forth in this Agreement.

3.2	Use of Prepayment Amount

The Seller shall use, and Banro shall cause to be used, the Prepayment Amount only to pay interest due under the Note Indenture and certain outstanding dividends as of the last payment date on or prior to the date of receipt by the Seller of the Prepayment Amount on preferred shares in the capital of Banro Group (Barbados) Limited and the Series A preferred shares in the capital of Banro, to repay accounts payable and thereafter, for general corporate purposes.

3.3	Conditions Precedent in Favour of the Purchaser

The Purchaser shall pay the Prepayment Amount to or to the order of the Seller on the Closing Date, by wire transfer of immediately available funds to the bank account or accounts designated by the Seller in writing, once each of the following conditions has been satisfied in full:

(a)

Banro and the Seller shall have delivered to the Purchaser a certificate of status, good standing or compliance (or equivalent) for each PSA Entity and the Twangiza Holdcos, issued by the relevant Governmental Authority dated no earlier than five Business Days prior to the Closing Date;

(b)

Each PSA Entity shall have executed and delivered to the Purchaser a certificate of a senior officer of each in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, as to the constating documents of each; the resolutions of the board of directors of each authorizing the execution, delivery and performance of this Agreement and the Security Agreements to which it is a party and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement and the Security Agreements to which it is a party; and such other matters pertaining to the transactions contemplated hereby as the Purchaser may reasonably require;

(c)

Banro and the Seller shall have delivered to the Purchaser a favourable opinion, in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, from external legal counsel to Banro, the Seller, the Twangiza Holdcos and the PSA Entities as to (i) the legal status of each, (ii) the corporate power and authority of each to execute, deliver and perform this Agreement and the Security Agreements to which it is a party, (iii) the execution and delivery of this Agreement and the Security Agreements to which it is a party and the enforceability of this Agreement and the Security Agreements against each, (iv) that this Agreement and the Security Agreements, and the performance by Banro and the Seller of the obligations hereunder or thereunder, do not conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), the Note Indenture or the Collateral Trust Agreement (as defined in the Note Indenture), (v) the outstanding share capital of the Seller and the Twangiza Holdcos, (vi) the creation of valid mortgages and charge upon, and security interests in (including as to ranking of such security interests), the PSA Collateral under the Security; and (vii) the due registration or filing of the Security Agreements and, where applicable, the perfection of the security interest of the Purchaser (including as to ranking of such security interests), under such Security Agreements and the results of the usual searches that would be conducted in connection with the security that is the subject of such Security Agreements;

(d)

each PSA Entity shall have certified that, as of the Closing Date (i) all of the representations and warranties made by each pursuant to this Agreement are true and correct on and as of such date, and (ii) no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) has occurred and is continuing under this Agreement or any Security Agreement to which it is a party;

(e)

Banro and the Seller shall have delivered to the Purchaser a legal opinion addressed to the Purchaser from external counsel, in form and substance satisfactory to the Purchaser, with respect to title to the Properties dated as of the Closing Date;

(f)

Banro and the Seller shall have certified that, as of the Closing Date, no Approvals of any Governmental Authority are required to operate the Project Assets substantially in accordance with the Operation Plan, except

(i)	as have already been obtained and received by the Seller and continue to be in place without challenge or appeal, to the extent reasonably considered necessary or appropriate, or

(ii)	as are reasonably expected to be obtained by the time they are necessary,

except for those that would not reasonably be expected to have a Material Adverse Effect;

(g)	each PSA Entity shall have delivered to the Purchaser a certificate of a senior officer confirming:

(i)

compliance with Applicable Laws in respect of the Project Assets (including that each PSA Entity is in compliance with all terms of, and has made all necessary expenditures and investments required to maintain in good standing, its mineral claims, mineral leases, mineral and exploration licenses and other mining rights) dated no earlier than five Business Days prior to the Closing Date; and

(ii)	that no event, occurrence, change or effect shall have occurred that has or may have Material Adverse Effect;

(h)

each Banro Group Entity shall have executed and delivered, as security for the performance of their obligations to the Purchaser under this Agreement, the Security Agreements set out in Schedule B and such executed Security Agreements shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Purchaser, under such Security Agreements;

(i)	the Seller paid all Reimbursable Expenses of the Purchaser payable as at the Closing Date; and

(j)	Banro and the Seller shall have delivered to the Purchaser prior to the Closing Date a certificate of insurance coverage or other evidence of acceptable insurance coverage.

3.4	Conditions Precedent in Favour of the Seller

On or before the Closing Date, the Purchaser will satisfy each of the following conditions:

(a)	the Purchaser shall have delivered to the Seller a certificate of status, good standing or compliance (or equivalent) for the Purchaser, issued by the relevant Governmental Authority;

(b)

the Purchaser shall have executed and delivered to Banro and the Seller a certificate of a senior officer of the Purchaser, in form and substance satisfactory to Banro and the Seller, acting reasonably, as to the constating documents of the Purchaser; the resolutions of the sole director of the Purchaser, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement on behalf of the Purchaser; and such other matters pertaining to the transactions contemplated hereby as Banro and the Seller may reasonably require;

(c)

the Purchaser shall have delivered to Banro and the Seller a favourable opinion, in form and substance satisfactory to Banro and the Seller, acting reasonably, from external legal counsel to the Purchaser as to (i) the legal status of the Purchaser, (ii) the corporate power and authority of the Purchaser to execute, deliver and perform this Agreement, and (iii) the execution and delivery of this Agreement; and

(d)

the Purchaser shall have certified to Banro and the Seller that, as of the Closing Date (i) all of the representations and warranties made by the Purchaser pursuant to this Agreement are true and correct in all material respects on and as of such date, and (ii) no Purchaser Event of Default (or an event which with notice or

3.5	Satisfaction of Conditions Precedent

(a)

Each Party shall use all reasonable commercial efforts and take all reasonable action as may be necessary or advisable, to satisfy and fulfil all the conditions set forth in this Article 3 by the date provided or, if no date is provided, as promptly as reasonably practicable. The Parties shall co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

(b)

Each of the conditions set forth in Section 3.3 is for the exclusive benefit of the Purchaser, and may be waived by the Purchaser in its sole discretion in whole or in part in writing. Each of the conditions set forth in Section 3.4 is for the exclusive benefit of Banro and the Seller, and may be waived by Banro and the Seller in their sole discretion in whole or in part in writing.

ARTICLE 4
ADDITIONAL PAYMENT TERMS

4.1	Payments

All payments of funds due by one Party to another under this Agreement shall be made in United States Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

4.2	Additional Gold Deliveries

On each Additional Gold Delivery Date, the Seller shall sell and deliver to the Buyer an amount of Refined Gold (an “Additional Gold Delivery Amount”) equal to the greater of:

(a)	zero; and

(b)	the product of:

(i)	the Scheduled Monthly Quantity delivered on the Monthly Delivery Date corresponding to such Additional Gold Payment Date, and

(ii)	an amount equal to:

(A)	the Minimum Gold Price

minus

(B)	the Gold Price on the Business Day following the Monthly Delivery Date, divided by the Gold Price on the Business Day following the Monthly Delivery Date.

Each Additional Gold Delivery Amount shall be delivered in accordance with the provisions of this Agreement.

4.3	Taxes

(a)

All deliveries of Refined Gold and all payments and transfers of property of any kind made under this Agreement and related Security Agreements by the Seller or any of its Affiliates to the Purchaser shall be made without any deduction, withholding, charge or levy on account of any Taxes, all of which shall be for the sole account of the Seller. All Taxes, if any, as are required to be so deducted, withheld, charged or levied by the Seller or any of its Affiliates on any such delivery or payment, shall be paid by the Seller delivering or paying to the Purchaser or on their behalf, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by the Purchaser (net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount that the Purchaser would have received had no such deduction, withholding, charge or levy been required.

(b)

If the Purchaser receives a refund of any Taxes with respect to which the Seller has paid additional amounts pursuant to Section 4.3(a) hereof, the Purchaser shall pay such amount to the Seller (but only to the extent of additional amounts paid by the Seller under Section 4.3(a) with respect to the Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses of the Purchaser and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Seller, upon the request of the Purchaser, shall repay the amount paid to the Seller (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Purchaser if the Purchaser is required to repay such refund to such Governmental Authority.

4.4	New Tax Laws

In the event that any new Tax is implemented, or there shall occur any revision in, implementation of, amendment to or interpretation of any existing Tax, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then the Purchaser, on the one hand, and the Seller on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties and their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse effect on the Seller and its Affiliates on the one hand, and the Purchaser and its Affiliates on the other hand.

4.5	Overdue Payments

Any payment or delivery of Payable Gold not made by a Party on or by any applicable payment referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to the [Redacted] on the due date, calculated and compounded monthly in arrears. Any dollar amount or Refined Gold owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold owed to such Party by the other Party. Any amount of Refined Gold set off and withheld against any non-payment by a Party shall be valued at the Gold Price as of the first trading day that such amount of Refined Gold became payable to such Party.

ARTICLE 5
REPORTING; BOOKS AND RECORDS

5.1	Notice of Information

Prior to delivery to the Purchaser of any of the information set out in this Article 5 or otherwise in this Agreement, Banro and the Seller shall inform the Purchaser if such information would be considered material non-public information of Banro. In such event, the Purchaser shall have the option, in its sole discretion, to (a) refuse to accept such information, or (b) require that such information be either (i) publicly disclosed within two Business Days, or (ii) where such information constitutes scientific and technical information representing a material change to the Twangiza Project, delivered at a subsequent date within 45 days, together with an updated technical report in accordance with NI 43-101, and notice of such refusal or delayed delivery will constitute a valid waiver, or partial waiver, as the case may be, of the obligation to deliver such information.

5.2	Annual Reporting

At least once every 12 months and no later than February 26 of each calendar year, and within 15 days whenever an update to the Operating Plan is adopted by management of Banro or any of the Banro Group Entities which update includes a material change in the annual production forecast included in the Operating Plan, the Seller shall provide to the Purchaser:

(a)

a forecast, substantially in the form of the Operating Plan, of the number of payable ounces of gold expected to be produced over the next calendar year on a month by month basis and over the remaining life of the mine on a year by year basis, including:

(i)	types, tonnes and gold grade of ore to be mined; and

(ii)	types, tonnes and gold grade of ore to be stockpiled;

(b)

listing of the Operating Plan assumptions, including operating and capital expenditure assumptions, exchange rates and metal prices used for short term and long term planning purposes in developing the forecast referred to in Section 5.2(a);

(c)	a schedule of all indebtedness and Encumbrances of the Banro Group Entities at the preceding year end;

(d)	a statement setting out the actual tonnes and gold grade of ore stockpiled as of the start of the period covered by the Operating Plan; and

(e)

a statement setting out the gold reserves and resources (by category) for the Properties, all calculated in accordance with the standards of the Canadian Institute of Mining and Metallurgy and NI 43-101, and the assumptions used, including cut-off grade, metal prices and metal recoveries.

5.3	Notice of Amendments to Plans, Schedules, Project Costs and Other Matters

If, at any time, the Operating Plan is subject to a material amendment, then, within 15 days after such amendment or amendments is or are made, the amended plan, together with the information in Sections 5.2(a), 5.2(b), 5.2(c) and 5.2(e) shall be provided by the Seller to the Purchaser. For the purposes of this Section 5.3 only, materiality shall mean (a) with respect to gold production, a 5% change in total gold production under the Operating Plan; or (b) with respect to proven and probable reserves, a reduction of more than 10% (not taking into account any reductions resulting from depletion in accordance with ordinary course operations); or (c) with respect to guidance for the next twelve (12) month period, a 10% change in production guidance.

5.4	Audit

If during the Delivery Period, Banro shall cease to be a reporting issuer under Applicable Law, the PSA Entities shall permit the Purchaser and its authorized representatives and agents to perform audits or other reviews and examinations of its books and records from time to time at reasonable times at the Purchaser’s sole risk and expense and upon five Business Days’ notice, to confirm compliance with the terms of this Agreement, provided that unless there is a continuing Banro Event of Default, the Purchaser and its authorized representatives and agents will not exercise such rights more often than one (1) time during any calendar quarter. The Purchaser shall diligently complete any audit or other examination permitted hereunder.

5.5	Inspections

(a)

Upon no less than ten (10) Business Days’ notice to Banro and the Seller and not more frequently than semi-annually and subject at all times to the workplace rules and supervision of the Seller, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Properties, the Seller shall grant, or cause to be granted, to the Purchaser and its representatives and agents, at reasonable times and at the Purchaser’s sole risk and expense, the right to access the Properties and the facilities of the Twangiza Project, in each case to monitor the mining and processing operations on the Twangiza Project. Provided there has been no Banro Event of Default that is continuing, the Purchaser may avail itself of such right of access a maximum of twice per calendar year (including the mill in respect thereof), and for this purpose, invitations from Banro will not reduce the number of visits the Purchaser may request.

(b)

Upon no less than 15 Business Days’ notice to Banro and the Seller and not more frequently than annually (which limit will not include tours at the invitation of Banro), the Purchaser shall have the right to conduct an investors tour on the Twangiza Project; provided that such tours shall not unreasonably interfere with the Seller’s activities and operations at the Twangiza Project and provided that such tours shall not include any gold producer reasonably considered to be a competitor of Banro and the Seller. Such investor tours shall be at the sole risk and expense of the Purchaser and its invitees, and the Purchaser shall (a) comply and request that its invitees comply with the policies and procedures that the Seller applies to its own invitees; (b) give Banro and the Seller prompt notice of any injuries, property damage or environmental harm that may occur during such visit; and (c) indemnify, defend and hold Banro and the Seller harmless from any loss, liability, damage, claim or demand by reason of injury to the Purchaser or Banro and the Seller or any of their respective invitees, employees, officers, directors, agents, or representatives caused by the Purchaser’s exercise of its rights under this Section.

ARTICLE 6
COVENANTS

6.1	Conduct of Operations

(a)

Banro and the Seller will, and will cause all PSA Entities to, operate the Twangiza Project Assets on a commercial basis as though the Seller has a full economic interest in all the gold produced from the Properties. Banro and the Seller shall ensure that (i) all cut-off grade, short term mine planning and production decisions concerning the Twangiza Project shall be based on gold prices typical of normal industry practice and consistent with the practices of Banro and its Affiliates as at the date of this Agreement in connection with such decisions, and (ii) all longer term planning and resource and reserve calculations concerning the Twangiza Project shall use gold prices based on normal industry practice and consistent with the historical practices of Banro and its Affiliates in connection with such planning and calculations.

(b)

Subject to Section 6.1(a), all decisions regarding the Twangiza Project, including all decisions concerning the methods, extent, times, procedures and techniques of any (i) exploration, development and mining related to the Twangiza Project, including spending on capital expenditures, (ii) leaching, milling, processing or extraction, (iii) materials to be introduced on or to the Twangiza Project, and (iv) except as provided herein, the sale of gold and terms thereof, shall be made by the Seller, in its sole discretion.

(c)

Notwithstanding Section 6.1(b), Banro and the Seller agree that all mining operations and activities pertaining to or in respect of the Twangiza Project shall be performed in accordance with Applicable Laws, all applicable licences, permits and other authorizations and accepted mining, processing, engineering and environmental practices prevailing in the mining industry.

6.2	Preservation of Corporate Existence

(a)

Except as permitted in Section 6.2(b), each of Banro and the Seller shall, and Banro shall cause each of the PSA Entities to, at all times from and after the date hereof do and cause to be done all things necessary or advisable to maintain its corporate existence.

(b)

Subject to Section 7.3, each of Banro and the Seller shall not, and Banro shall cause each of the PSA Entities not to consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as, another entity, or continue to any other jurisdiction unless at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, Transfer, or continuance, the resulting, surviving or transferee entity assumes in favour of the Purchaser all the obligations of such Party under this Agreement and any Security Agreement to which it is a party.

6.3	Insurance

(a)

The Seller shall ensure that each shipment of gold is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such gold is transferred to the processor.

(b)

Banro and the Seller shall insure the Twangiza Project in such amounts and with such coverage as is customary in the mining industry for the operation of the Twangiza Project. Banro and the Seller covenant and agree that in the event of any loss or damage that is insured prior to the end of the Delivery Period, the Seller shall at its option either (i) use all Net Proceeds of any insurance payment received by a Banro Group Entity to rebuild or repair all damaged facilities forming part of the Twangiza Project, or (ii) use the Purchaser’s share of the Net Proceeds of such insurance payment received by any Banro Group Entity within 30 days after receipt of such proceeds by such Banro Group Entity, to acquire Refined Gold in accordance with Section 2.2(d) and shall deliver to the Purchaser such amount of Refined Gold, the Purchaser’s share being calculated as the ratio of the net present value of Payable Gold not delivered to the Purchaser to the value of the Twangiza Project when measured by the same criterion which establishes the value of such Purchaser’s interest. A failure to agree on the foregoing proportion is arbitrable under Section 13.1.

(c)

Banro and the Seller shall, on or prior to the Closing Date and upon the reasonable request of the Purchaser at reasonable intervals no more than once per year, furnish to the Purchaser a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the PSA Entities in accordance with Section 6.3(a). Banro and the Seller shall, upon the request of the Purchaser, provide the Purchaser with copies of all insurance policies as in effect from time to time relating to the Project Assets.

(d)

Banro and the Seller, acting reasonably, shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

6.4	Confidentiality

(a)

Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement, including any draft or final technical reports provided under Article 4 and the information received by it pursuant to the confidentiality agreement dated January 15, 2014 (“Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)

to its auditor, legal counsel, lenders, brokers, underwriters and investment bankers and to persons with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to the legal counsel and advisors of any such entity), provided that such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable;

(ii)

subject to Sections 6.4(c) and 13.9, where that disclosure is necessary to comply with Applicable Laws or court order, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)	for the purposes of the preparation of any arbitration proceeding commenced under Section 13.1;

(iv)

where such information is already widely known by the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)	with the consent of the disclosing Party; and

(vi)

to those of its and its Affiliates’ directors, officers, employees, representatives and agents who need to have knowledge of the Confidential Information for purposes of the rights and obligations contemplated by this Agreement.

(b)

Each Party shall ensure that its and its Affiliates’ employees, directors, officers, representatives and agents and those persons listed in Section 6.4(a)(i) are made aware of this Section 6.4 and comply with the provisions of this Section 6.4. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)

If in compliance with Applicable Laws, either Party is required to file this Agreement on SEDAR or EDGAR, such Party shall notify the other Party of such requirement within two Business Days of the date of this Agreement, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with Applicable Laws before it is filed on SEDAR or EDGAR. Neither Party shall file this Agreement on SEDAR or EDGAR without reasonable prior consultation with the other Party, provided that such reasonable prior consultation shall not prohibit either Party from filing this Agreement on SEDAR or EDGAR redacted only to the extent such Party considers it permitted pursuant to Applicable Laws.

(d)

The PSA Entities and the Purchaser will consult with each other before issuing any press release or otherwise making any public disclosure in respect of this Agreement and the transactions contemplated hereunder and shall not issue any such press release or make any such public disclosure before receiving the consent of the other Party. Nothing in this Section 6.4(d) prohibits any party from making a press release or other disclosure required by Applicable Laws or by the policies or rules of any stock exchange.

6.5	Adverse Impact to Payable Gold

Banro and the Seller shall promptly notify the Purchaser regarding any matter that has or is reasonably likely to have a Material Adverse Effect or any occurrence of or circumstances that may result in a Banro Event of Default, including, for greater certainty, receipt of a notice of acceleration in respect of any indebtedness or obligations or an intention to enforce security against any of the Project Assets. Banro and the Seller shall seek to comply with this Section 6.5, to the extent commercially reasonable and subject to compliance with Applicable Laws and stock exchange policy, prior to any public announcement regarding the matter.

6.6	Proper Practices

Each of the Parties agrees that it will comply in all material respects with the Corruption of Foreign Public Officials Act (Canada), the Bribery Act (United Kingdom) and any other applicable anti-corruption legislation in connection with its dealings relating to this Agreement and the Twangiza Project.

Banro and the Seller shall comply with all Applicable Laws in all material respects, including without limitation, the World Gold Council Conflict-Free Gold Standard, with respect to all operations at the Twangiza Project.

6.7	Expropriation

[Redacted]

6.8	Auramet Agreement

As soon as practical following the Closing Date and in any event no later than 15 Business Days following the Closing Date, Banro and the Seller, together with the Purchaser, shall negotiate, execute and deliver an agreement with Auramet International LLC (“Auramet”), creating an account in favour of the Purchaser and setting out the terms by which Auramet will assist the Purchaser in monetizing deliveries of Payable Gold.

6.9	Consent Solicitation

Banro shall take all actions necessary (including, as appropriate solicit and obtain the consent of the holders of notes issued pursuant to the Note Indenture and the trustee and other parties to the collateral trust agreement and security agreements related to the Note Indenture) to, and shall within 60 days of the date hereof, amend the Note Indenture and the collateral trust agreement and security agreements related thereto to characterize the PSA Obligations as a Priority Lien in accordance with the Note Indenture and as otherwise reasonably requested by the Purchaser.

6.10	Banro Covenants

(a)

During the Delivery Period, Banro shall not (i) declare or pay any dividend on the common shares in the capital of Banro, or (ii) make any payments to directors or management of Banro not in the ordinary course of business, and shall not, and will cause the Banro Group Entities to not, pursue any construction of projects other than the Twangiza Project and the projects known as the Namoya Project, the Kamituga Project and the Lugushwa Project and will not pursue any exploration activities other than in connection with such projects and with respect to properties held by Banro Congo Mining S.A.

(b)

Banro shall guarantee that the Seller and all Banro Group Entities shall observe, satisfy, perform and pay all actions, covenants, indebtedness, liabilities and obligations of each to the Purchaser in accordance with the terms of this Agreement. The Parties acknowledge and agree that any breach by Banro of its obligations under this Section would cause the Purchaser irreparable harm for which monetary damages alone would not be a sufficient remedy and that therefore the Purchaser may seek and obtain orders of specific performance, injunctions and other equitable remedies and remedies available under civil laws against Banro with respect thereto as a court of competent jurisdiction or an arbitrator under Section 13.1 may see fit to grant with respect to any such breach and neither Banro, the Seller or any Banro Group Entity shall oppose or seek to deny any such remedies.

ARTICLE 7
BANRO TRANSFERS AND CONTROL

7.1	Owner of Project Assets

Subject to Section 7.3 and except as provided in Section8.2, the PSA Entities shall be the only legal and beneficial owners of the Project Assets, and Banro and the Seller shall ensure that no person other than the PSA Entities hold or acquire any ownership right, as applicable, or title in or to the Project Assets. Subject to the last paragraph of Section 7.3, Banro and the Seller shall maintain, or cause to be maintained, the Properties in good standing and, in all material respects, all Approvals related thereto, including without limitation taking all actions necessary, and making such expenditures and investments as are required, to keep its mineral claims, mineral leases, mineral and exploration licenses and other mining rights in good standing. Without limiting the generality of the foregoing, Banro and the Seller shall apply for and obtain any and all available renewals and extensions of the its mineral claims, mineral leases, mineral and exploration licenses and other mining rights and Approvals in respect of the Properties. Notwithstanding the foregoing, this Section 7.1 shall not restrict any leased personal property (provided that the lessee is the Seller) or personal property that is equipment that is obsolete or no longer in use under the Operating Plan.

7.2	Prohibited Transfers and Changes of Control

Except as set out in Section 7.3, Banro and the Seller shall not, and shall ensure that the Twangiza Holdcos and any subsidiary of the Seller or Banro to which the Project Assets have been Transferred in accordance with Section 7.3(c), holding Project Assets, does not during the Delivery Period:

(a)	Transfer, in whole or in part, directly or indirectly, the Project Assets or any right, title or interest therein; or

(b)

agree to, or enter into any agreement, arrangement or other transaction with any person that would cause, or otherwise allow or permit to exist, a Change of Control of any Banro Group Entity, including any subsidiary of the Seller or Banro to which the Project Assets have been Transferred in accordance with Section 7.3(c), holding Project Assets.

7.3	Permitted Transfers and Changes of Control

Section 7.2 shall not prohibit a Transfer or Change of Control, if:

Transfer of the Project Asset

(a)	in the case of a direct or indirect Transfer of the Project Assets to a person that is not a PSA Entity:

(i)	the Seller or Banro shall have provided the Purchaser with at least 30 days prior written notice of the proposed Transfer;

(ii)

all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are transferred to the same transferee;

(iii)

the Seller and any other applicable Banro Group Entity transfers and assigns all of its rights and obligations under this Agreement to the same transferee concurrently with any such Transfer, and such transferee assumes in favour of the Purchaser all of the Seller’s and, if applicable, the other Banro Group Entities’ obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably;

(iv)	the transferee complies with the conditions set forth in Sections 3.3(a), (c), (e), (g) and (h) as such sections pertain to such transferee, including an opinion as to the title to the Properties;

(v)

the transferee, and its Affiliates in the case of Section 8.2(c), grant the same charges and security interests in, to and over the PSA Collateral, and enter into the same Security Agreements as those entered into pursuant to Section 8.2

(vi)	there is no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) that has occurred and is continuing; and

(vii)

the Purchaser confirms in writing that it does not reasonably expect such Transfer or Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, the reference to “PSA Entity” shall instead refer to “transferee entity” for the purposes of this Section 7.3(a)(vii));

Change of Control

(b)

in the case of a Change of Control of Banro, the Seller, the Twangiza Holdcos or any subsidiary of the Seller or Banro to which the Project Assets have been transferred in accordance with Section 7.3(c):

(i)	the Seller or Banro shall have provided the Purchaser with at least 30 days prior written notice of the proposed Change of Control;

(ii)	(1) the transferee, if not itself controlled by another person; or (2) the Affiliate of the transferee that is not itself controlled by any other person:

(A)

assumes in favour of the Purchaser all of the obligations of Banro under this Agreement, such assumption to occur by an agreement in form and substance satisfactory to the Purchaser, acting reasonably; and

(B)	complies with the conditions set forth in Sections 3.3(a), (c), (e), (g) and (h) as such sections pertain to such Affiliate or transferee;

(iii)	in respect of such Change of Control:

(A)	there is a similar Change of Control of all of the subsidiaries of the Seller and such subsidiaries of Banro and the Seller to the same person; and

(B)

the person acquiring control of the Seller, its subsidiaries and such subsidiaries of Banro, and the Affiliates of such person, grants the same charges and security interests in and to the PSA Collateral contemplated by Section 8.2;

(iv)	there is no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) that has occurred and is continuing; and

(v)

the Purchaser confirms in writing that it does not reasonably expect such Transfer or Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, the reference to “PSA Entity” shall instead refer to “transferee entity” for the purposes of this Section 7.3(b)(v));

Inter-corporate Transfer

(c)	in the case of a direct or indirect Transfer of the Project Assets to Banro or a subsidiary of Banro:

(i)	Banro provides a confirmation in favour of the Purchaser that its obligations under this Agreement shall continue in full force and effect despite any such Transfer; and

(A)

if all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are Transferred to the same transferee, then the provisions of Sections 7.3(a)(i) through 7.3(a)(vii) are complied with mutatis mutandis; or

(B)

if less than all of the Project Assets are Transferred to one or more Banro Group Entities and/or one or more other directly or indirectly wholly-owned subsidiaries of Banro (provided that the maximum number of entities to which such Transfers will occur shall not exceed five (5)), then:

(1)	the provisions of Sections 7.3(a)(i), 7.3(a)(iv), 7.3(a)(v) and 7.3(a)(vi) are complied with mutatis mutandis; and

(2)	the Seller provides a confirmation in favour of the Purchaser that its obligations under this Agreement shall continue in full force and effect despite any such Transfer;

Joint Ventures and Minority Dispositions

(d)

in the case of a PSA Entity entering into a minority interest disposition, joint venture or other similar commercial arrangement with another person that is not a Banro Group Entity with respect to the Properties:

(i)	the Seller or Banro shall have provided the Purchaser with at least 30 days prior written notice of the proposed disposition, joint venture or other similar commercial arrangement;

(ii)	Banro retains at least an indirect 50% undivided interest in the Properties;

(iii)	a PSA Entity is at all times the operator of the Properties;

(iv)

such other person agrees in a document, or documents, acceptable to the Purchaser, acting reasonably, with the PSA Entity, the Purchaser and any other such person to acknowledge the obligations of the Seller under this Agreement and the Security Agreements, including the granting to the Purchaser of all the security interests contemplated thereunder; provided that, if such other person acquires any legal right, title or interest in and to any of the Project Assets (including any registered or recorded title in and to the Properties), such person assumes on a joint and several basis with the Seller all of the obligations and duties under this Agreement and grants the same charges and security interests in, to and over the Project Assets to which it acquires any legal right, title or interest, and enters into the same Security Agreements entered into by the Seller and its subsidiaries pursuant to Section 8.2;

(v)

all filings have been made and all other actions have been taken that are required in order for the Purchaser to continue at all times following such transaction to have the valid and perfected security interest contemplated by Section 8.2;

(vi)

such other person complies with the conditions set forth in Sections 3.3(a), (c), (e), (g) and (h) as it pertains to such other person, including an opinion as to the title to the Properties if such other person acquires any registered or recorded and legal right, title or interest in and to any of the Properties;

(vii)	there is no Banro Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a Banro Event of Default); and

(viii)	the Purchaser confirms in writing that it does not reasonably expect such minority interest disposition, joint venture or other similar commercial arrangement to have a Material Adverse Effect; or

With Consent

(e)	the Purchaser provides its prior written consent.

ARTICLE 8
SECURITY

8.1	Financings and Encumbrances

(a)	During the Delivery Period, except for Permitted Indebtedness, no PSA Entity shall incur or enter into any Indebtedness.

(b)

Except as provided in this Article 8, no PSA Entity shall grant or allow to exist an Encumbrance, other than the Permitted Encumbrances, in respect of, all or any of the PSA Collateral, in favour of any other person.

8.2	Security

(a)

The Seller shall: (i) execute and deliver a guarantee in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, guaranteeing the performance, when due, of all PSA Obligations; and (ii) grant, as security for the payment and performance, when due, of all PSA Obligations, to and in favour of the Purchaser first ranking charges and security interests (subject only to the Prior Ranking Permitted Encumbrances) in, to and over Project Collateral (other than the Properties and Processing Plant), pursuant to one or more agreements (the “ Seller Security Agreements”) executed by each to and in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, the charged amount (the “Secured Amount ”) of such charges and security interests being initially the Prepayment Amount, such amount to reduce rateably upon delivery of each Scheduled Monthly Quantity.

(b)

Banro shall cause the Guarantors and each Banro Group Entity (other than the Seller) having a direct or indirect interest in and to, now or in the future, the Project Assets: (i) to execute and deliver a guarantee in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, guaranteeing the payment and performance, when due, of all PSA Obligations; and (ii) grant, as security for its obligations under such guarantee to and in favour of the Purchaser, first ranking charges and security interests up to the Secured Amount (subject only to the Prior Ranking Permitted Encumbrances) in, to and over all present and after acquired property, and in each case including all proceeds thereof (the “ Group Collateral”), all pursuant to one or more agreements (collectively, the “ Group Security Agreements”), in form and substance satisfactory to the Purchaser, acting reasonably.

(c)

Banro and the Seller shall cause the Banro Group Entities to execute and deliver a written assignment, subordination and postponement of claims (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to the Purchaser, acting reasonably, that subordinates and postpones the enforcement of any such debts, liabilities and obligations and the realization of any charges or security interests to secure such claims to the Security Agreements and, from and after a Banro Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Banro Event of Default, and until such Banro Event of Default is remedied, subordinates and postpones the payment of all such debt, liabilities and obligations (other than Permitted Distributions) to the payment in full of all debts, liabilities and obligations of the Banro Group Entities to the Purchaser.

(d)

Following the Security Trigger Event, if so requested in writing by the Purchaser, the Banro Group Entities shall not, for so long as a Banro Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Banro Event of Default, continues, make any Distribution other than a Permitted Distribution.

(e)

At the Purchaser’s request, Banro shall, and shall cause the Seller (and any other Banro Group Entity from which Produced Gold is sold) to provide in any Processing Agreement or selling agreement that the account with any third party in respect of any Refined Gold related to the Produced Gold will form part of the Project Collateral. For certainty, and at all times following the Security Trigger Event, the Seller shall not, and Banro shall ensure that the Seller does not, make any Distributions other than a Permitted Distribution from such account if a Banro Event of Default, or event which with the giving of notice or the passage of time or both would constitute a Banro Event of Default, has occurred and is continuing, or if a Banro Event of Default would occur or arise immediately after, or as a result of, making a Distribution.

(f)

The PSA Entities shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as the Purchaser may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the PSA Collateral, subject only to Prior Ranking Permitted Encumbrances.

(g)

Banro and the Seller shall not, and shall cause each Banro Group Entity to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any of the PSA Security.

(h)

In addition to the foregoing, Banro, the Seller and each applicable Banro Group Entity that has provided security to one or more Lenders where such security also secures the PSA Obligations shall not seek any discharge of any such security except where the Purchaser has provided its prior written consent, in its sole discretion, with a view to ensuring that such security or any replacement security in favour of the Purchaser continues to secure the PSA Obligations and with no change in the priority thereof. The Seller shall pay all costs and expenses associated with the foregoing including in connection with the preparation and registration of all documentation in connection therewith that is required by the Purchaser.

(i)

Notwithstanding the foregoing, the Purchaser hereby agrees that the obligations set out in the Section 8.2 shall be satisfied prior the Security Trigger Event by the execution, delivery and as applicable, registration of the documents so identified Schedule B.

8.3	Stockpiling

The Seller shall not stockpile, store or place Produced Gold off of the Properties unless the Seller has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that the Purchaser’s rights to the Produced Gold shall be preserved. Such agreement shall provide, inter alia, that (a) the Purchaser’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect; (b) the Purchaser’s rights in and to the Produced Gold shall be the same as if the Produced Gold were situate on the Properties; (c) the Purchaser’s rights set forth in this Section 8.3 shall have precedence over the rights to the Produced Gold of the property owner where the Produced Gold is stockpiled, stored or placed; (d) the agreement shall be irrevocable as long as the Produced Gold, or any part thereof, remains on the property not part of the Properties and (e) the Purchaser shall have substantially similar access rights and obligations as provided in Section 5.5.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1	Representations and Warranties of Banro and the Seller

Banro and the Seller, acknowledging that the Purchaser is entering into this Agreement in reliance thereon, hereby make the representations and warranties set forth in Schedule C to the Purchaser on and as of the date of this Agreement on a joint and several basis. The representations and warranties set forth in Schedule C shall be deemed to be repeated by Banro and the Seller as of the date of the Closing Date.

9.2	Representations and Warranties of the Purchaser

The Purchaser, acknowledging that Banro and the Seller are entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule D to Banro and the Seller on and as of the date of this Agreement. The representations and warranties set forth in Schedule D shall be deemed to be repeated by the Purchaser as of the date of the Closing Date.

9.3	Survival of Representations and Warranties

The representations and warranties set forth in Schedule C and Schedule D shall survive the execution and delivery of this Agreement.

9.4	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of Banro and the Seller, it shall be deemed to refer to the actual knowledge of any of Banro’s and the Seller’s Chief Executive, Chief Financial, Vice-President Technical Services, Vice-President, General Counsel and Secretary and Head of Projects and Operations and all knowledge which such persons would have if such persons made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person.

ARTICLE 10
BANRO EVENTS OF DEFAULT

10.1	Banro Events of Default

Each of the following events or circumstances constitutes an event of default by the PSA Entities (each, a “Banro Event of Default”):

(a)

the Seller fails to sell and deliver the Payable Gold to the Purchaser on the terms and conditions set forth in this Agreement within three (3) Business Days after receipt of notice from the Purchaser notifying the Seller of such default;

(b)

other than as provided in Section 10.1(a), any PSA Entity is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or any Security Agreement in any material respect, which breach or default is not remedied within a period of 30 days following delivery by the Purchaser to the PSA Entities of written notice of such breach or default, except in respect of the covenant set out in Section 6.9, which shall constitute a Banro Event of Default immediately on notice thereof, or such longer period of time as the Purchaser may determine in its sole discretion;

(c)

any of the representations or warranties given by Banro and the Seller is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Purchaser to Banro and the Seller of written notice of such inaccuracy, or such longer period of time as the Purchaser may determine in its sole discretion;

(d)

in respect of Indebtedness, any (i) failure by any Banro Group Entity to pay such Indebtedness at the stated maturity thereof or as a result of which, the holder of such Indebtedness has declared the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such Indebtedness of any Banro Group Entity, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which such holder has so declared the principal amount to be payable; or (ii) failure by any Banro Group Entity to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of such Indebtedness, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which the holder has so declared the principal amount to be payable or has sought to enforce a guarantee in respect thereof;

(e)	upon the occurrence of an Insolvency Event affecting either Banro or the Seller; or

(f)

except as otherwise contemplated herein, the PSA Security does not constitute a first ranking Encumbrance over the PSA Collateral, subject only to the Prior Ranking Permitted Encumbrances, and does not become a first ranking charge within 20 days of receipt of notice from the Purchaser notifying the PSA Entities of such default.

10.2	Remedies

(a)

If a Banro Event of Default occurs and is continuing, the Purchaser shall have the right, upon written notice to Banro and the Seller at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i)	demand all amounts and deliveries owing by the Seller to the Purchaser;

(ii)

terminate this Agreement by written notice to Banro and the Seller and, without limiting Section 10.2(a)(i), demand all losses suffered or incurred as a result of the occurrence of such Banro Event of Default and termination, including a net present value calculation of the Payable Gold that would have been delivered by the Seller to the Purchaser hereunder, but for the occurrence of such Banro Event of Default. Upon demand from the Purchaser, the Seller shall promptly pay all such amounts to the Purchaser; and

(iii)	enforce the PSA Security.

(b)

The Parties hereby acknowledge and agree that: (i) the Purchaser will be damaged by a Banro Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from a Banro Event of Default; (iii) any sums payable in accordance with Section 10.2(a) with respect to a Banro Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 10.2(a) or with respect to a Banro Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Banro Event of Default in full and final satisfaction of all amounts owed in respect of such Banro Event of Default.

(c)	For greater certainty, if the Purchaser does not exercise its right under Section 10.2(a)(ii), the obligations of Banro and the Seller or any successors shall continue in full force and effect.

ARTICLE 11
PURCHASER EVENTS OF DEFAULT

11.1	Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by the Purchaser (each, a “Purchaser Event of Default”):

(a)

the Purchaser is in breach or default of any of its covenants or obligations set forth in this Agreement in any material respect, and such breach or default is not remedied within a period of 30 days following delivery by the Seller to the Purchaser of written notice of such breach or default, or such longer period of time as the Seller may determine in its sole discretion; or

(b)

any of the representations or warranties given by the Purchaser is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Seller to the Purchaser of written notice of such inaccuracy, or such longer period of time as the Seller may determine in its sole discretion.

11.2	Remedies

If a Purchaser Event of Default under Section 11.1 has occurred and is continuing, then Banro and the Seller shall have no right to terminate this Agreement, but shall be entitled to all other remedies available to it at law or in equity.

ARTICLE 12
TERMINATION ENTITLEMENT

12.1	Termination Entitlement

If the Seller wishes to terminate the delivery of Payable Gold to the Purchaser during the Delivery Period in accordance with the terms and conditions of this Agreement (a “Seller Termination Event”), it shall provide written notice thereof to the Purchaser and the purchase of Refined Gold not delivered shall be cancelled and the Purchaser shall be entitled to receive a one-time termination amount (the “Termination Amount”) [Commercially sensitive information redacted].

ARTICLE 13
GENERAL

13.1	Disputes and Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by either Party of such dispute, controversy or claim) shall be referred to the chief executive officer of each of Banro and the Purchaser for prompt resolution. Any such dispute, controversy or claim which cannot be resolved by the chief executive officers within 15 days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration in accordance with the rules for arbitration set out in Schedule F. The determination of such arbitrator shall be final and binding upon the Parties and there shall be no appeals from any determination of the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 13.1 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

13.2	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

13.3	Reimbursement of Expenses

(a)

The Seller and Banro shall pay to the Purchaser all reasonable costs and expenses (including all reasonable legal fees and disbursements of counsel) incurred by the Purchaser in connection with this Agreement and the other related transactions, including:

(i)	the negotiation, preparation, printing, execution and delivery, both prior and subsequent to the Closing Date, of this Agreement and the Security Agreements;

(ii)

the fees and expenses of engineering, environmental, insurance consulting and other expert or professional services retained by the Purchaser and any on-site inspections by the Purchaser or its representatives;

(iii)	the commissions, fees and expenses of any selling agent engaged to monetize the Payable Gold;

(iv)	advice of counsel with respect to the this Agreement, the Security Agreements or any transaction contemplated thereunder;

(v)

the enforcement of this Agreement or any Security Agreement or the enforcement or preservation of rights thereunder or the bringing of any action, suit or proceeding with respect to the enforcement of this Agreement or any Security Agreement or any such right or seeking any remedy which may be available to the Purchaser at law or in equity;

(vi)	the maintenance of the registration, filing and the perfection of the Security Agreements and the Encumbrances thereof;

(vii)	any amendments, waivers or consents requested by the Seller pursuant to the provisions hereof or any other Security Agreement;

(viii)	the incorporation and organization of the Purchaser, as well as the initial issuances of notes or other investment instruments required to capitalize the Purchaser with the Prepayment Amount; and

(ix)	the ongoing fees and expenses in connection with the administration of the Purchaser, including fees and expenses related to fiscal and collateral agents, valuation tax reporting and audit.

(collectively, the “Reimbursable Expenses”).

(b)	The obligations of the Seller under this Section 13.3 shall survive the payment and performance of the Seller’s obligations hereunder and the termination of this Agreement.

13.4	Termination; Survival

This Agreement shall terminate immediately upon the delivery of all the Payable Gold. Notwithstanding the foregoing, the following provisions shall survive termination of this Agreement: Article 4, 6.4, 6.10, 10.2, 11.2, 13.1, 13.7, 13.9 and Schedule F and such other provisions of this Agreement as are required to give effect thereto.

13.5	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchaser and any Banro Group Entity.

13.6	No Royalty

Nothing herein shall be construed to create, expressly or by implication, a royalty between the Purchaser on the one hand and any Banro Group Entity on the other hand.

13.7	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

13.8	Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or sent by electronic mail in PDF format, addressed to:

(a)	If to either Banro or the Seller, to:

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario, M5X 1E3, Canada

	Attention:	Chief Financial Officer
	Telecopier No.:	416-366-7722

with a copy to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street
Toronto, Ontario, M5J 2Z4, Canada

	Attention:	Mike Moher
	Telecopier No.:	416- 216-3930

(b)	If to the Purchaser, to:

[Redacted]

with a copy to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention:	Kari MacKay
Telecopier No.:	416-979-1234

Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

13.9	Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and coordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement and neither Party or its Affiliates shall act in this regard without reasonable prior consultation with the other Party, unless such disclosure is required to meet timely disclosure obligations of such Party or its Affiliates under Applicable Laws in circumstances where prior consultation with the other Party is not practicable, and a copy of such disclosure shall be provided to the other Party at such time as it is made publicly available.

13.10	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

13.11	Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

13.12	Entire Agreement

This Agreement and the Security Agreements together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement or the Security Agreements.

13.13	Priority Debt Sharing Confirmation

The Purchaser hereby agrees, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that as of the Security Trigger Event, all Priority Lien Obligations will be and are secured equally and ratably by all Liens (as defined in the Collateral Trust Agreement) at any time granted by Banro or any Obligor (as defined in the Collateral Trust Agreement) to secure the obligations in respect of the Priority Notes, whether or not upon property otherwise constituting Collateral (as defined in the Collateral Trust Agreement), that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations (as defined in the Collateral Trust Agreement) shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), and that the Purchaser is bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

13.14	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

13.15	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

13.16	Assignment

(a)	This Agreement shall enure for the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)

The Purchaser shall be entitled at any time and from time to time to Transfer any, or all, of its rights and obligations under this Agreement without the consent of the Seller or Banro and, in connection therewith may transfer a participating or other interest in this Agreement.

(c)

Except as provided in Section 7.3, none of the PSA Entities shall assign, in whole or in part, any of its rights and obligations under this Agreement or the Security Agreements without the prior written consent of the Purchaser. In no event shall any rights or obligations under this Agreement or the Security Agreements be assigned by the PSA Entities other than together with a transfer of the Project to the same assignee.

(d)	This Agreement may not be assigned in whole or in part to any Restricted Person.

13.17	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

TWANGIZA GFSA HOLDINGS

Per:
Name:
Title:

BANRO CORPORATION

Per:
	Name:	Richard Brissenden
	Title:	Chairman of the Board

TWANGIZA MINING S.A.

Per:
	Name:	Desire Sangara
	Title:	Chairman of the Board

SCHEDULE A
DESCRIPTION OF SELLER’S PROPERTIES (WITH MAP)

This is Schedule A to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. Dated as of February 27, 2015

[Redacted]

SCHEDULE B
SECURITY AGREEMENTS

This is Schedule B to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. Dated as of February 27, 2015 Prior to the Security Trigger Event:

  Pledge of production and equipment, duly registered in Democratic Republic of the Congo

  Guarantees contemplated by Section 8.2(b) of Banro and the Guarantors

Following the Security Trigger Event:

  Joinder and sharing confirmations as a Priority Lien Debt

  Guarantees contemplated by Section 8.2(b)

  Assignment, Subordination and Postponement of Claims contemplated by Section 8.2(c)

  Pledge of accounts with Auramet International LLC, if any

  Pledge of accounts with any Processor

SCHEDULE C
BANRO AND SELLER REPRESENTATIONS AND WARRANTIES

This is Schedule C to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. dated as of February 27, 2015

Each of Banro, on behalf of and in respect of itself and each PSA Entity, and the Seller hereby represents and warrants to the Purchaser as follows:

(a)

it is a company validly existing and in good standing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence, and it is qualified or licensed to do business in each jurisdiction in which the nature of its business or the nature and location of its assets requires such qualification or licensing except where such failure to be qualified or licensed would not reasonably be expected to have a Material Adverse Effect;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and the Security Agreements to which it is a party and performing its obligations hereunder and thereunder;

(c)

it has the requisite corporate power, capacity and authority to own and lease its assets and carry on its business and to enter into this Agreement and the Security Agreements to which it is a party and to perform its obligations hereunder and thereunder;

(d)

this Agreement and the Security Agreements to which it is a party and the exercise of its rights and performance of its obligations hereunder and thereunder do not and will not, (i) conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), any written or oral contract, agreement, license, concession, indenture, mortgage, debenture, bond, note or other instrument to which it is a party, subject or otherwise bound (including with respect to its assets), in each case other than such a conflict, violation, breach, default or event that would not reasonably be expected to have a Material Adverse Effect, (ii) conflict with or violate its constating or constitutive documents, (iii) conflict with or violate any Applicable Laws, or (iv) except as contemplated by this Agreement or the Security Agreements, result in, or require, the creation or imposition of any Encumbrance upon or with respect to any of its assets or properties;

(e)

the issued capital of the Seller consists of 1,000,000 shares, all of which are outstanding as fully paid and non- assessable shares in the capital of the Seller and are beneficially owned as to 100% by Twangiza (Barbados) Limited;

(f)

the authorized share capital of Twangiza (Barbados) Limited consists of an unlimited number of common shares and 20,000 preferred shares, of which, as of the date hereof, (i) only 1,200,000 common shares are issued and outstanding as fully paid and non- assessable shares in the capital of Twangiza (Barbados) Limited and are legally and beneficially owned as to 100% by Banro Group (Barbados) Limited, and (ii) only 20,000 preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Twangiza (Barbados) Limited and are legally and beneficially owned as to 100% by investment funds managed by Gramercy Funds Management LLC;

(g)

the authorized share capital of Banro Group (Barbados) Limited consists of an unlimited number of common shares and an unlimited number of preferred shares, of which, as of the date hereof, (i) only 5,000,100 common shares are issued and outstanding as fully paid and non-assessable shares in the capital of Banro Group (Barbados) Limited and are legally and beneficially owned as to 100% by Banro, and (ii) only 1,200,000 preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Banro Group (Barbados) Limited and are legally and beneficially owned as to 100% by BlackRock World Mining Trust plc;

(h)

other than the consents listed in Section 3.3 and the subordination provisions of the Security Agreements being satisfactory to the Purchaser, no notices, filings or Approvals are required to be made or obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements to which it is a party or the transactions contemplated hereby and thereby other than those Approvals that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary and such Approvals the failure of which to have or obtain, will not have a Material Adverse Effect;

(i)

each of this Agreement and the Security Agreements to which it is a party has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent enforcement may be affected by Applicable Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies;

(j)

it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it, and it will not suffer any Insolvency Event in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements to which it is a party or the transactions contemplated hereby and thereby;

(k)

except for Auramet International LLC (and its Affiliates) and the security interests permitted under the Note Indenture, no person has any agreement, option or right of first refusal to acquire, or right, title or interest in or to, or right capable of becoming an agreement, option or right of first refusal to acquire, or right, title or interest in or to, the Twangiza Project, the Properties, the Project Assets or the gold produced from the Properties;

(l)

it has paid when due and payable all mining patents, fees, Taxes or other amounts required to maintain in good standing and renew, as applicable, all mining claims, rights, concessions and interests necessary for the operation of the Twangiza Project, the Properties and all other properties of the Banro Group Entities (and will deliver to the Purchaser on or prior to the Closing Date a schedule of renewal dates related thereto), and all other actions and all other obligations as are required to maintain the Twangiza Project, the Properties and all other properties of the Banro Group Entities have been taken and complied with in all material respects;

(m)

it has obtained or been issued all material Approvals (including environmental approvals and surface and access rights) necessary for the operation of the Twangiza Project, the Properties and all other properties of the Banro Group Entities, other than those that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary, where the failure to have or obtain such Approvals would not reasonably be expected to have a Material Adverse Effect, and there are no facts or circumstances that might reasonably be expected to adversely affect the issuance or obtaining of any such material Approvals;

(n)

the mineral claims referred to in Schedule A and the mining convention with the government of the Democratic Republic of the Congo constitute all of the rights that comprise its interest in the Properties as of the date of this Agreement and it is the registered, recorded and/or beneficial owner, as applicable, of the interest in and to the Properties set forth in Schedule A, free and clear of all Encumbrances, except Prior Ranking Permitted Encumbrances or as would not have a Material Adverse Effect or materially affect the security interest of the Purchaser under any Security Agreement or other security document, and the Properties constitute all of the real property, mining rights, tenement, concessions and other interests, whether created privately or through the actions of any Governmental Authority having jurisdiction that comprise the interest of Banro and the Seller in the Twangiza Project, the Properties and the Project Assets;

(o)

to its knowledge, its right, title and interest in and to the Properties is not subject to any adverse claim, except as would not reasonably be expected to have a Material Adverse Effect or materially affect the security interest of the Purchaser under any Security Agreement or other security document;

(p)	the map included in Schedule A depicts the location of the Twangiza Project with reasonable accuracy;

(q)

subject only to the rights of any Governmental Authority having jurisdiction, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Gold;

(r)

it has not received any notice of any expropriation proceeding or decision to expropriate all or any part of the Twangiza Project, and to its knowledge there is no expropriation proceeding pending or threatened against or affecting all or any part of the Twangiza Project or of any discussions or negotiations which could reasonably be expected to lead to any such expropriation proceeding;

(s)

it and each other Banro Group Entity and the conditions on and relating to the Twangiza Project, the Properties and the Project Assets and all other properties of the Banro Group Entities respecting all past and current operations conducted thereon by it are and have been in material compliance with Applicable Laws (including, the Corruption of Foreign Public Officials Act (Canada) and the

Bribery Act (United Kingdom)). Without limiting the generality of the foregoing, each Banro Group Entity is in material compliance with all applicable Environmental Laws, and there are no actions, suits, claims, notices of violation, hearings, investigations or proceedings pending or, to the best of its knowledge, threatened against or affecting any Banro Group Entity with respect to the ownership, use, maintenance and operation of any of the Twangiza Project, the Properties and the Project Assets relating to any applicable Environmental Laws, where any adverse determination with respect thereto or liability imposed therein could reasonably be expected to result in a Material Adverse Effect and such adverse determination is reasonably anticipated;

(t)

there is no action, suit, proceeding, investigation or claim affecting or pertaining to the Twangiza Project or any part thereof and, to its knowledge, no such action, suit, proceeding, investigation or claim is threatened or outstanding;

(u)	neither it nor the Twangiza Project is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have a Material Adverse Effect;

(v)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person;

(w)

except for Prior Ranking Permitted Encumbrances, it has not granted, nor agreed to grant, an Encumbrance (secured or unsecured) affecting the PSA Collateral, or any part thereof, to any person other than to the Purchaser;

(x)

as of the date of execution of this Agreement, Banro has duly filed all material documents and information required to be filed by it under applicable securities legislation of the provinces and territories of Canada, or any rules, regulations or published policies promulgated thereunder (the “Securities Laws”) or with the Toronto Stock Exchange (all such documents filed prior to the date of execution of this Agreement, the “Public Disclosure Documents”) since January 1, 2013. As of the effective date of such Public Disclosure Documents, to its knowledge, none of the Public Disclosure Documents contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents regard shall be had to the last filed document. All of the Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Banro has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Agreement remains confidential. There is no material adverse change concerning Banro which has not been disclosed in the Public Disclosure Documents filed on or before the date of execution of this Agreement;

(y)

all annual and interim consolidated financial statements of Banro filed on SEDAR since January 1, 2013 are complete and correct and fairly present, in all material respects, the financial condition and results of operations of the Banro Group Entities as at the times and for the periods covered by such statements, in each case in accordance with generally accepted accounting principles, subject, in the case of any unaudited financial statements, to normal year-end adjustments and any absence of notes. All financial projections and forecasts delivered to the Purchaser represent Banro’s reasonable estimates and assumptions as to future performance, which Banro believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions;

(z)

no event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give any it or any other person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any contract, lease, license, concession, Approval, agreement, indenture, mortgage, debenture, note, instrument, or Order to which it is a party or by which it or its properties and assets may be bound, and, to its knowledge, each other person that is party thereto is in compliance in all material respects with the terms and requirements thereof, in each case, except as would not reasonably be expected to have a Material Adverse Effect;

(aa)

the corporate structure of Banro included in Banro’s annual information form dated March 29, 2014 sets forth the relationship between Banro and its material subsidiaries and the percentage of voting securities of such subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by Banro. The Seller has no subsidiaries or any other equity interest in any person. No Banro Group Entity is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other person with respect to the Properties or the Twangiza Project;

(bb)

no Banro Group Entity has any material liabilities or obligations of any nature whatsoever, whether direct or indirect, matured or unmatured, known or unknown, fixed, absolute, accrued, contingent or otherwise, that are not reflected in the consolidated financial statements referred to in the first sentence of paragraph (y) above or in the notes thereto, other than (i) liabilities or obligations arising in the ordinary course of business since September 30, 2014 or publicly announced by Banro, or obligations to Auramet International LLC pursuant to the gold sale arrangements with Auramet International LLC;

(cc)

(i) each Banro Group Entity has filed or caused to be filed on a timely basis all national, federal, state, provincial, other applicable jurisdictional and material local tax returns that were required to be filed by or with respect to it pursuant to Applicable Laws, (ii) all tax returns filed by such Banro Group Entity are complete and correct and comply with Applicable Laws in all material respects, (iii) each Banro Group Entity has paid, or made provisions for the payment of, all material Taxes that have been or could have become due for all periods covered by any tax return or otherwise, (iv) each Banro Group Entity has withheld or collected and paid to the proper Governmental Authority or other person all material Taxes required to be withheld, collected or paid by it, (v) no claim has been made by any Governmental Authority in a jurisdiction where any Banro Group Entity does not file tax returns that such Banro Group Entity is or could be subject to taxation by that jurisdiction, (vi) to its knowledge, no tax return of any Banro Group Entity is under audit by any Governmental Body, and (vii) no proceedings are pending or, to its knowledge and the knowledge of each Banro Group Entity, threatened by or before any Governmental Body with respect to material Taxes of any Banro Group Entity;

(dd)

its properties, assets and operations are insured with reputable insurance companies (not Affiliates of any Banro Group Entity), in such amounts, with such deductibles and covering such risks as is customarily carried by companies engaged in similar businesses and owning similar properties in the localities where the applicable Banro Group Entity operates;

(ee)

the chief executive office and principal place of business of it is as disclosed in writing by Banro to the Purchaser, and the material books and records of it are located at its chief executive office, and the only other offices and/or locations where it keeps the collateral as may be set forth in the Security Agreements (except for inventory which is in transit) or conducts any of its business is as disclosed in writing by Banro to the Purchaser;

(ff)	there is no strike, lock- out or other work stoppage or labour dispute occurring or, to its knowledge, threatened that would have a Material Adverse Effect;

(gg)

except as disclosed in writing by Banro to the Purchaser, no Banro Group Entity or any of its Affiliates sponsors, maintains or contributes to, or at any time during the last six years has sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) any Employee Benefit Plan (as defined below) that is (or was) subject to the laws of the United States of America. Each Employee Benefit Plan mandated by a Governmental Authority (other than the United States of America or a constituent state thereof) or subject to the laws of a jurisdiction outside of the United States of America (“Foreign Company Plan”) that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Authorities. No Foreign Company Plan has any unfunded liabilities, determined in accordance with generally accepted accounting principles, that have not been fully accrued on Banro’s financial statements or that will not be fully offset by insurance. All Foreign Company Plans are registered where required by, and are in good standing under, all Applicable Laws. For purposes of this paragraph, “Employee Benefit Plan” means any employee benefit plan, program, policy or arrangement sponsored, maintained or contributed to by a Banro Group Entity or any of their respective Affiliates or with respect to which the Seller, any Banro Group Entity or any of their respective Affiliates has any liability or obligation;

(hh)

it and each other Banro Group Entity owns, licenses or otherwise has the right to use all material licenses, Approvals, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other person with respect thereto. No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Banro Group Entity infringes upon or conflicts with any rights owned by any other person. No claim or litigation regarding any of the foregoing is pending or, to its knowledge, threatened;

(ii)

the most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves, if any, and technical reports disclosed in the Public Disclosure Documents pertaining to the Twangiza Project, the Properties, the Project Assets and all other properties of the Banro Group Entities have been prepared and disclosed in accordance with accepted mining industry practices and in accordance with the requirements prescribed by NI 43-101 and the companion policy thereto (as in effect on the date of publication of the relevant report or information); it has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents are inaccurate in any material respect; there are no outstanding unresolved comments of any securities commission or other securities regulatory authority in each province and territory of Canada in which Banro is a reporting issuer in respect of the NI 43-101 technical disclosure made in Public Disclosure Documents; and, to its knowledge, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves, if any, of the Banro Group Entities, from the amounts last disclosed in the Public Disclosure Documents;

(jj)

neither it nor any other Banro Group Entity has employed any broker or finder or incurred any liability for any brokerage fee, commission, finders’ fee or any other similar payment in connection with the transactions contemplated by this Agreement that could give rise to any claim against the Purchaser for brokerage fees, commissions, finders’ fees or any other similar payments; and

(kk)

all materials and information made available to the Purchaser prior to the date of this Agreement have been prepared in good faith and are true and correct in all material respects as at the date of such material and such materials do not omit any material information reasonably necessary to make all such material not misleading.

SCHEDULE D
PURCHASER REPRESENTATIONS AND WARRANTIES

This is Schedule D to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. dated as of February 27, 2015

The Purchaser hereby represents and warrants to Banro and the Seller as follows:

(a)	it is an exempted company duly incorporated and validly existing under the laws of Cayman Islands and is up to date in respect of all filings required by law;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and performing its obligations hereunder thereunder;

(c)	it has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

(d)

this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a material adverse effect on the Purchaser or the performance of its obligations under this Agreement;

(e)	no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(f)	this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms;

(g)	it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it; and

(h)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

SCHEDULE E
TERMINATION AMOUNT

     This is Schedule E to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. dated as of February 27, 2015

[Commercially sensitive information redacted]

SCHEDULE F
DISPUTE RESOLUTION

This is Schedule F to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. dated as of February 27, 2015

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of this Agreement.

1.	Initiation of Arbitration Proceedings

(a)

If either Party wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within five days after receipt of such notice, the other Party shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such five day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such five day period such arbitrator shall be chosen by ADR Chambers Inc., Toronto, Ontario at the written request of either Party.

(b)

The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party or a person who is otherwise regularly retained by either of the Parties.

(c)

The costs charged by the Arbitrator selected shall be shared equally by the parties to the Arbitration on an interim basis subject to a final allocation of the costs of the Arbitration by the Arbitrator.

2.	Submission of Written Statements

Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(a)

Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law it relies.

(b)	Within ten days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(c)

All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(d)

After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration including, but not limited to, the scope of production of documents, the number of fact and expert witnesses to participate in the arbitration, the manner in which written or oral evidence and argument will be presented at the hearing and the length of the arbitration hearing.

3.	Meetings and Hearings

(a)

The arbitration shall take place in Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

(c)	Any Party may be represented at any meetings or hearings by legal counsel.

4.	The Decision

(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)

The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 60 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)

The Arbitrator shall determine liability for costs and may apportion costs between the Parties. Costs include the fees of the Arbitrator, legal costs and other expenses reasonably incurred in relation to the Arbitration.

5.	Jurisdiction and Powers of the Arbitrator

(a)

By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)	determine any question of law arising in the arbitration;

(ii)	determine any question as to the Arbitrator’s jurisdiction;

(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;

(v)

proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)	make one or more interim awards including any directions as to procedure to be followed on the arbitration;

(viii)	hold meetings and hearings, and make a decision (including a final decision) in Toronto, Ontario or elsewhere with the concurrence of the Parties thereto;

(ix)

order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

6.	Confidentiality

(a)

The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom pursuant to 4(d) above. Neither party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)

The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either party to comply with its disclosure obligations under Applicable Law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.

GOLD PURCHASE AND SALE AGREEMENT
(Tranche 2)

TWANGIZA GFSA HOLDINGS

– and –

BANRO CORPORATION

– and –

TWANGIZA MINING S.A.

Dated as of February 27, 2015

- ii -

THIS GOLD PURCHASE AND SALE AGREEMENT dated as of February 27, 2015.

BETWEEN:

TWANGIZA GFSA HOLDINGS, an exempted company incorporated under the laws of Cayman Islands

(the “Purchaser”)

 - and -

BANRO CORPORATION, a corporation existing under the laws of Canada

(“Banro”)

- and -

TWANGIZA MINING S.A., a corporation existing under the laws of the Democratic Republic of the Congo

(the “Seller”)

WITNESSES THAT:

WHEREAS capitalized terms when used in these recitals shall have the respective meanings set forth in Article 1 of this Agreement;

AND WHEREAS the Seller has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Seller, the Payable Gold, subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS the Seller is an indirect subsidiary of Banro and is the owner of a 100% interest in the Twangiza Project;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including in the recitals and schedules hereto:

“Additional Gold Payment Amount” has the meaning set out in Section 4.2.

“Additional Gold Payment Date” means in respect of each Monthly Delivery Date, the day that falls two Business Days after such Monthly Delivery Date.

“Affiliate” means, in relation to any person or entity, any other person or entity controlling, controlled by or under common control with such first mentioned person or entity.

“Agreement” means this gold purchase and sale agreement and all attached schedules, in each case as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“Applicable Laws” means any international, federal, state, provincial or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations.

“Approvals” means all authorizations, licenses, permits, concessions, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority or stock exchange, in connection with the completion of the transactions contemplated by this Agreement.

“Arbitration Rules” means the Rules of Arbitration of the International Chamber of Commerce.

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section 8.2(c) .

“Banro Event of Default” has the meaning set out in Section 10.1.

“Banro Group Entity” means the PSA Entities and their respective Affiliates from time to time.

“Business Day” means any day other than a Friday, Saturday or Sunday or a day that is a statutory holiday under the laws of the Province of Ontario, Canada or the laws of South Africa.

“Change of Control” of a person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Subject Person; or (ii) acquires control of the Subject Person; provided that a Change of Control shall not include any transaction that results in the Subject Person (if a Banro Group Entity) continuing to be, directly or indirectly, wholly-owned by Banro.

“Closing Date” means the date that is two Business Days following the date on which the conditions precedent to payment of the Prepayment Amount are satisfied or waived in accordance with Section 3.5 or such other date as the Parties may agree, such date expected to occur on or before April 15, 2015.

“Collateral Trust Agreement” means the collateral trust agreement dated March 2, 2012 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) among Banro, each of the guarantors named therein and Equity Financial Trust Company.

“Confidential Information” has the meaning set out in Section 6.4(a) .

“Contaminant” means any solid, liquid, gas, odor, heat, sound, vibration, radiation, or combination of any of them, that does or is reasonably expected to:

(i)	impair the quality of the Environment for any use that can be made of it;

(ii)	injure or damage property or plant or animal life;

(iii)	adversely affect the health of any individual;

(iv)	impair the safety of any individual;

(v)	render any plant or animal life unfit for use by man; or

(vi)	create a liability under any Environmental Law;

and includes any “contaminant” within the meaning ascribed to such term in any Environmental Law.

“Deferred Revenue Financing Arrangements” means, except for this Agreement and any other gold purchase and sale agreements with the Purchaser or Namoya GSA Holdings, any financing transaction pursuant to which (a) Banro or any of the Banro Group Entities receive cash advances or deposits in respect of future revenues from the sale of specified mineral assets to a person other than an Affiliate, (b) such advances or deposits are recorded as liabilities, but not as debt, on the consolidated balance sheet of Banro and (c) such liability is amortized upon the delivery of such mineral assets.

“Delivery Period” means the period beginning April 15, 2015 and ending on the date on which the last Scheduled Monthly Quantity is delivered.

“Disqualified Stock” means, with respect to any person, any shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any preferred stock and limited liability or partnership interests (whether general or limited) (collectively, “Capital Stock”) of such person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(i)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(ii)

is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of Banro or the Banro Group Entities (it being understood that upon such conversion or exchange it shall be an incurrence of such Indebtedness or Disqualified Stock)); or

(iii)	is redeemable at the option of the holder of the Capital Stock in whole or in part.

“Distribution” means, with respect to any PSA Entity, any payment, directly or indirectly, by such PSA Entity of any:

(i)	dividend in cash or other property or assets or return of any capital to any of its Affiliates;

(ii)

management fee paid or comparable payment to any Affiliate of such PSA Entity or to any director or officer of such PSA Entity or Affiliate of such PSA Entity, or to any person not dealing at arm’s length with such PSA Entity or Affiliate, director or officer; or

(iii)	indebtedness owing by such PSA Entity to a creditor that is an Affiliate by way of intercompany debt or otherwise.

“Encumbrances” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under Applicable Law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement; provided that in no event shall an operating lease be deemed to constitute an Encumbrance.

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land (surface and underground), all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor and underground spaces.

“Environmental Laws” means any Applicable Laws relating to the Environment, occupational health or safety, industrial hygiene, product liability or any past, present or future activity, event or circumstance in respect of any Hazardous Materials (including the use, handling, transportation, production, disposal, discharge or storage thereof or the terms of any Approval issued in connection therewith) or the environmental conditions on, under or about any real property (including soil, groundwater and indoor, underground and ambient air conditions).

“Gold Price” means, with respect to any day, the afternoon per ounce gold fixing price in U.S. dollars quoted by the London Bullion Market Association for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the London Bullion Market Association is no longer in operation, or if the price of Refined Gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Gold Price shall be determined by reference to the price of Refined Gold in a manner endorsed by the World Gold Council, failing which the Gold Price shall be determined by reference to the price of gold on a commodity futures exchange mutually acceptable to the Parties acting reasonably.

“Governmental Authority” means any national, federal, state, provincial, regional, municipal, territorial or local government, agency, department, ministry, authority, board, bureau, tribunal, commission, official, court or securities commission, and any person entitled under Applicable Law to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaus, arbitrators and arbitration panels, and any authority or other person controlled by any of the foregoing.

“Group Collateral” has the meaning set out in Section 8.2(b) .

“Group Security Agreements” has the meaning set out in Section 8.2(b)

“Guarantors” means Banro, Namoya Mining S.A., Banro Congo Mining S.A., Kamituga Mining S.A. and Lugushwa Mining S.A.

“Hazardous Materials” means any pollutant or Contaminant, including any hazardous, dangerous, registrable or toxic chemical, material or other substance within the meaning of any Environmental Law.

“Indebtedness” of any person means, without duplication:

(i)	the principal of and premium (if any) in respect of indebtedness of such person for borrowed money;

(ii)	the principal of and premium (if any) in respect of obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(iii)

the principal component of all obligations of such person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence);

(iv)

the principal component of all obligations of such person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person;

(v)	an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes;

(vi)	Deferred Revenue Financing Arrangements;

(vii)

the principal component or liquidation preference of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or any preferred shares in the capital of such person (but excluding, in each case, any accrued dividends);

(viii)

the principal component of all Indebtedness of other persons secured by an Encumbrance on any asset of such person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other persons;

(ix)	the principal component of Indebtedness of other persons to the extent guaranteed by such person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(x)

to the extent not otherwise included in this definition, net obligations of such person under hedging obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such hedging obligation that would be payable by such person at such time); and

(xi)

to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to a securitization transaction or series of securitization transactions.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest; (ii) in connection with the purchase by Banro or any of the Banro Group Entities of any business, the term “Indebtedness” will exclude post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; and (iii) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, reclamation obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Banro Group Entities shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of Banro if:

(i)	such Indebtedness is the obligation of a partnership or joint venture that is not a subsidiary of Banro (a “Joint Venture”);

(ii)	Banro or a Banro Group Entity is a general partner of the Joint Venture (a “General Partner”); and

(iii)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Banro Group Entities;

and then such Indebtedness shall be included in an amount not to exceed:

(A)

the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of any of the Banro Group Entities; or

(B)

if less than the amount determined pursuant to clause (A) immediately above, the actual amount of such Indebtedness that is recourse to the Banro Group Entities, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated within 60 days), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under Applicable Laws relating to bankruptcy, insolvency or relief of debtors unless such petition is dismissed within 60 days of first being sought;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets unless such assignment or appointment is dismissed within 60 days of commencement of such proceeding;

(iv)	a resolution of its board of directors is passed for the receivership or similar insolvent winding-up or liquidation of it; or

(v)	anything analogous or having a similar effect to an event listed in paragraphs (i) to (iv) above occurs in respect of that person.

“Lenders” means any person that provides any Secured Financing, excluding any Banro Group Entity.

“Material Adverse Effect” means any event, occurrence, change or effect that, when taken individually or together with all other events, occurrences, changes or effects, is or could reasonably be expected to:

(i)	materially limit, restrict or impair the ability of any PSA Entity to perform its obligations under this Agreement;

(ii)

limit, restrict or impair the ability of the Seller to operate the Twangiza Project in all material respects in accordance with the Operating Plan for the Twangiza Project in effect at the time of the event, occurrence, change or effect;

(iii)	affect the validity, perfection or priority of the security under the Security Agreements; or

(iv)	result in a Banro Event of Default.

“Minimum Gold Price” means $1,100 per ounce.

“Monthly Delivery Date” means the date no later than the fifth Business Day after the end of each calendar month.

“Net Proceeds” means with respect to the proceeds under any insurance policy, the aggregate amount received by any Banro Group Entity in connection with such receipt of insurance proceeds less the reasonable fees, costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Purchaser upon request) incurred or paid to a third party (other than such insurer) by any Banro Group Entity in connection with the claim under the insurance policy giving rise to such proceeds.

“NI-43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as may be amended from time to time, or any successor instrument, rule or policy.

“Note Indenture” means the indenture dated as of March 2, 2012 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) among Banro, as issuer, each of the guarantors named therein and Equity Financial Trust Company, as trustee and collateral agent.

“Operating Plan” means the life of mine operating plan for the Twangiza Project delivered to the Purchaser on the date hereof.

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Authority or other decision-making authority of competent jurisdiction.

“Parties” means the parties to this Agreement.

“Payable Gold” means 22,248 ounces of Refined Gold.

“Permits” means all licenses, permits, approvals (including environmental approvals) authorizations, rights (including surface and access rights and rights of way, and access to water and power), privileges, concessions or franchises necessary for the construction, development and operation of the Twangiza Project as is contemplated by the Operating Plan.

“Permitted Distributions” means any payment of Distributions required to satisfy any obligation under this Agreement, Applicable Laws or the terms of any Secured Financing entered into in accordance with this Agreement, as a result of any Affiliate of any PSA Entity not otherwise having sufficient funds to satisfy such obligation.

“Permitted Encumbrances” means:

(i)	prior to the termination of the Note Indenture, Encumbrances permitted under the Note Indenture;

(ii)	following the termination of the Note Indenture:

(A)

inchoate or statutory liens for taxes, assessments, royalties payable to a Governmental Authority, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

(B)	statutory liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation other than in the context of a breach of laws or Permits;

(C)	any reservations, or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Properties or comprising the Properties;

(D)

minor discrepancies in the legal description or acreage of or associated with the Properties or any adjoining properties which would be disclosed in an up to date survey, and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Properties for the purpose of conducting and carrying out mining operations thereon;

(E)

rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of the Properties, which do not in the aggregate materially detract from the use of the Properties for the purpose of conducting and carrying out mining operations thereon;

(F)

liens or other rights granted by a PSA Entity to secure performance of statutory obligations or regulatory requirements (including reclamation obligations) other than in the context of a breach of laws or Permits;

(G)	security deposits with any Governmental Authority and utilities in the ordinary course of business of a Banro Group Entity (including, to the extent applicable, any reclamation obligations); and

(H)	liens in respect of the following:

[Details of individual lien holders redacted]

(I)	liens securing Permitted Indebtedness listed in clause (ii)(1), (4), (5), (7) and (9) of such definition.

“Permitted Indebtedness” means:

(i)	prior to the termination of the Note Indenture, Indebtedness permitted in accordance with the terms thereof and Deferred Revenue Financing Arrangements as set out in clause (ii)(5) below; and

(ii)	following the termination of the Note Indenture:

(1)	indebtedness incurred under this Agreement and the Security Agreements, together with the gold purchase and sale agreements of the Banro Group Entities with the Purchaser and Namoya GSA Holdings;

(2)	any security deposits with any Governmental Authority and utilities in the ordinary course of business of a Banro Group Entity (including, to the extent applicable, any reclamation obligations);

(3)

any unsecured liability under any agreement entered into in the ordinary course of business for the acquisition of any asset or service where payment for the asset or service is deferred for a period of not more than 90 days;

(4)	indebtedness incurred in connection with any mobile equipment financing facility or other accounts receivable financing facility secured solely by such mobile equipment or accounts receivable;

(5)

Deferred Revenue Financing Arrangements, provided that at any time, in respect of all Deferred Revenue Financing Arrangements in the aggregate, no more than 75% of the forecast gold production of the Twangiza Project for the current month is the subject thereof;

(6)	indebtedness incurred by a Banro Group Entity in favour of another Banro Group Entity that is subject to an Assignment, Subordination and Postponement of Claims;

(7)

Indebtedness in an aggregate principal amount not to exceed $175,000,000 provided that (A) any security granted therefor shall have been granted in favour of the Purchaser or the Collateral Agent on its behalf; and (B) the ranking of the PSA Obligations vis-à-vis such secured Indebtedness shall correspond to the ranking of the PSA Obligations vis-à-vis the notes issued under the Note Indenture;

(8)	Preferred shares in the capital of Banro, Banro Group (Barbados) Limited, Twangiza (Barbados) Limited and Namoya (Barbados) Limited; and

(9)

Indebtedness (including in respect of any discretionary derivative or hedging arrangements) of one or more Banro Group Entities not permitted by the preceding paragraphs, the outstanding principal amount (which shall include capitalized interest characterized as “principal”) (or net liability of the PSA Entities with respect to any discretionary derivative or hedging arrangements) of which does not exceed in the aggregate at any time 7% of the total consolidated assets of Banro and the Banro Group Entities.

“person” includes an individual, corporation, body corporate, limited or general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, Governmental Authority or any other type of organization, whether or not a legal entity.

“Prepayment Amount” means $20,000,000.

“Prior Ranking Permitted Encumbrances” means:

(i)	prior to the termination of the Note Indenture, those Encumbrances that constitute Priority Liens (as defined in the Note Indenture) ranking pari passu with the Secured Amount;

(ii)	following the termination of the Note Indenture, those Encumbrances listed in (ii) (A) to (H) of the definition of “Permitted Encumbrances”.

“Processing Plant” means any mill or other processing facility owned or operated or both by any Banro Group Entity located on or near the Properties, to the extent that such mill or processing facility was built with the primary intention of processing ore from the Properties, or at which Produced Gold is processed.

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Properties, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals mined, produced, extracted or otherwise recovered from the Properties.

“Project Assets” means the shares in the capital of the PSA Entities (other than Banro) and the Properties, Processing Plant and all present and after-acquired real or personal property, used or acquired for use by any Banro Group Entity in connection with the mining, production or extraction of gold from the Properties.

“Project Collateral” means (A) the Project Assets, including all present and after-acquired personal property used in connection with, relating to or arising out of, in whole or in part, the Project, and (B) the Produced Gold, and in each case including all proceeds thereof except sales of Produced Gold in the ordinary course of business.

“Properties” means the mineral claims, mineral leases and other mining rights, concessions and interests listed in Schedule A, including all buildings structures improvements, appurtenances and fixtures that form part of the Twangiza Project, whether created privately or by the action of any Governmental Authority, and includes any term extension, renewal, replacement, conversion or substitution of any such mineral claims, mineral leases and other mining rights, concessions or interests, owned or in respect of which an interest is held, directly or indirectly, by any Banro Group Entity at any time during the Delivery Period, whether or not such ownership or interest is held continuously. The Properties are depicted in the map included in Schedule A.

“PSA Collateral” means the Project Collateral, the Group Collateral and the assets charged under the Assignment, Subordination and Postponement of Claims.

“PSA Entity” means Banro and the Seller, and any other Affiliate of Banro (now or hereafter incorporated) that acquires any interest in the Twangiza Project.

“PSA Obligations” means all present and future debts, liabilities and obligations of PSA Entities, or all of them, to the Purchaser under this Agreement.

“PSA Security” means the charges and security interests granted in favour of the Purchaser pursuant to the Security Agreements.

“Purchaser Event of Default” has the meaning set out in Section 11.1.

“Receiving Party” has the meaning set out in Section 6.4(a) .

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold.

“Reimbursable Expenses” has the meaning set out in Section 13.3.

“Restricted Person” means any person or entity that:

(i)	is named, identified, described on or included on any of:

(1)	the lists maintained by the Office of the Superintendent of Financial Institutions Canada with respect to terrorism financing;

(2)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(3)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(4)	the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control; or

(5)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324;

(ii)	is subject to trade restrictions under United States law, including, but not limited to:

(1)	the International Emergency Economic Powers Act, 50 U.S.C.; or

(2)

the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107 56; or

(iii)	is a person or entity who is an Affiliate of a person or entity listed above.

“Scheduled Monthly Quantities” means 618 ounces of Refined Gold.

“Secured Amount” has the meaning set out in Section 8.2(a) .

“Secured Financing” means any Indebtedness for borrowed money of, or lending facility or other financing arrangement (including any secured derivative transactions entered into in connection with such Indebtedness, or any other hedge financing) in favour of, any Banro Group Entity that is secured by all or any part of the Project Assets.

“Security Agreements” means the Seller Security Agreements, the Group Security Agreements and the Assignment, Subordination and Postponement of Claims.

“Seller Security Agreements” has the meaning set out in Section 8.2(a) .

“Tax” or “Taxes” means all taxes, surtaxes, levies, tariffs, fees, assessments and other charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes) other than income or profits taxes levied in respect of the income or profits of the Purchaser, non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other charges and obligations of the same or of a similar nature to any of the foregoing.

“Time of Delivery” has the meaning set out in Section 2.2(b) .

“Transfer” means to sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Authority, whether voluntary or involuntary).

“Twangiza Holdcos” means together, Banro Group (Barbados) Limited and Twangiza (Barbados) Limited.

“Twangiza Project” means the Properties and the mining operations developed, constructed and operated at and in respect of the Properties.

1.2	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)

The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)	Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	A person (first person) is considered to control another person (second person) if:

(i)

the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)	the first person directly or indirectly exercises control or direction over the majority of the directors or has the ability to control the management and policies of the second person;

(iii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iv)	the second person is a limited partnership and the general partner of the limited partnership is the first person or the control person or the general partner,

and “controls”, “controlling”, “controlled by” and “under common control” have corresponding meanings.

(f)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under generally accepted accounting principles applicable to such entity at the relevant time, in effect from time to time (which may be International Financial Reporting Standards), consistently applied, and all determinations of an accounting nature required to be made shall be made in a manner consistent with such applicable generally accepted accounting principles.

(i)

A reference to a statute includes all regulations made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time.

(j)	Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(k)

In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

(l)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(m)	The following schedules are attached to and form part of this Agreement:

Schedule A	-	Description of Seller’s Properties (with map)

Schedule B	-	Security Agreements

Schedule C	-	Banro and Seller Representations and Warranties

Schedule D	-	Purchaser Representations and Warranties

Schedule E	-	Termination Amount

Schedule F	-	Dispute Resolution

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale of Payable Gold

(a)

Subject to and in accordance with the terms of this Agreement, the Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, the Payable Gold, free and clear of all Encumbrances, in exchange for the Prepayment Amount.

(b)

As further provided in Section 4.3(b) Payable Gold shall not be reduced for, and the Purchaser shall not be responsible for, any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other similar charges or deductions, regardless of whether such charges or deductions are expressed as a specific metal deduction, separate and apart from the recovery rate pursuant to the terms of any applicable processor agreement.

2.2	Delivery Obligations

(a)

During the Delivery Period, the Payable Gold shall be sold and delivered to the Purchaser on each Monthly Delivery Date in the Scheduled Monthly Quantities in accordance with the terms of this Agreement.

(b)

The Seller shall deliver to the Purchaser all Payable Gold to be delivered under this Agreement by way of credit or allocation to the metal account or accounts designated by the Purchaser from time to time, or physical delivery to such other location specified by the Purchaser from time to time on 15 Business Days’ prior written notice or as otherwise consented to by the Seller, such consent not to be unreasonably withheld. Delivery of the Payable Gold to the Purchaser shall be deemed to have been made at the time on the date the Payable Gold is credited or allocated or physically delivered, as applicable, to the designated metal account of the Purchaser (the “ Time of Delivery”). Title to, and risk of loss of, the Payable Gold shall pass from the Seller to the Purchaser at the Time of Delivery. The Seller acknowledges that the Purchaser intends to engage a selling agent that will take delivery of the Payable Gold on behalf of the Purchaser for purposes of monetizing the Payable Gold. All costs and expenses pertaining to each delivery of the Payable Gold to the Purchaser, including such selling arrangements, shall be borne by the Seller so long as the Purchaser’s accounts are in customary locations in United Kingdom, Switzerland or South Africa.

(c)

The Seller hereby represents and warrants to the Purchaser that, at each Time of Delivery (i) the Seller will be the legal and beneficial owner of the Payable Gold credited or physically allocated to the designated metal account of the Purchaser, (ii) the Seller will have good, valid and marketable title to such Payable Gold, and (iii) such Payable Gold will be free and clear of all Encumbrances.

(d)

The Seller shall not sell or deliver to the Purchaser, (for purposes of this Agreement and at any time during the term of this Agreement) any Refined Gold that has been directly or indirectly purchased on a commodity exchange, a commodity futures exchange or from another similar source. The Seller shall have the option to fulfill a gold delivery obligation hereunder by obtaining gold from other sources from time to time including from mining operations of Affiliates or physical gold purchases from a refiner for delivery to the Purchaser, at its sole discretion. The Parties acknowledge that the Seller shall not be obliged to sell or deliver to the Purchaser the Refined Gold physically resulting from Produced Gold.

ARTICLE 3
PREPAYMENT

3.1	Prepayment

(a)

In connection with the respective promises and covenants contained herein, including the sale and delivery by the Seller to the Purchaser of the Payable Gold, the Purchaser hereby agrees to pay the Prepayment Amount in cash against, and as a prepayment of the purchase price for the Payable Gold, subject to the conditions set out in Sections 3.2 and 3.3.

(b)

No interest will be payable by the Seller on or in respect of the Prepayment Amount except as expressly provided in this Agreement. The Purchaser will not be entitled to demand repayment of the Prepayment Amount except to the extent expressly set forth in this Agreement.

3.2	Use of Prepayment Amount

The Seller shall use, and Banro shall cause to be used, the Prepayment Amount only to pay certain outstanding dividends as of the last payment date on or prior to the date of receipt by the Seller of the Prepayment Amount on preferred shares in the capital of Banro Group (Barbados) Limited and the Series A preferred shares in the capital of Banro, to repay accounts payable and thereafter, for general corporate purposes.

3.3	Conditions Precedent in Favour of the Purchaser

The Purchaser shall pay the Prepayment Amount to or to the order of the Seller on the Closing Date, by wire transfer of immediately available funds to the bank account or accounts designated by the Seller in writing, once each of the following conditions has been satisfied in full:

(a)

Banro and the Seller shall have delivered to the Purchaser a certificate of status, good standing or compliance (or equivalent) for each PSA Entity and the Twangiza Holdcos, issued by the relevant Governmental Authority dated no earlier than five Business Days prior to the Closing Date;

(b)

Each PSA Entity shall have executed and delivered to the Purchaser a certificate of a senior officer of each in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, as to the constating documents of each; the resolutions of the board of directors of each authorizing the execution, delivery and performance of this Agreement and the Security Agreements to which it is a party and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement and the Security Agreements to which it is a party; and such other matters pertaining to the transactions contemplated hereby as the Purchaser may reasonably require;

(c)

Banro and the Seller shall have delivered to the Purchaser a favourable opinion, in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, from external legal counsel to Banro, the Seller, the Twangiza Holdcos and the PSA Entities as to (i) the legal status of each, (ii) the corporate power and authority of each to execute, deliver and perform this Agreement and the Security Agreements to which it is a party, (iii) the execution and delivery of this Agreement and the Security Agreements to which it is a party and the enforceability of this Agreement and the Security Agreements against each, (iv) that this Agreement and the Security Agreements, and the performance by Banro and the Seller of the obligations hereunder or thereunder, do not conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), the Note Indenture, the Collateral Trust Agreement, or any of the Collateral Documents (as defined in the Note Indenture) governed by Ontario law, (v) the outstanding share capital of the Seller and the Twangiza Holdcos, (vi) the creation of valid mortgages and charge upon, and security interests in (including as to ranking of such security interests), the PSA Collateral under the Security; and (vii) the due registration or filing of the Security Agreements and, where applicable, the perfection of the security interest of the Purchaser (including as to ranking of such security interests), under such Security Agreements and the results of the usual searches that would be conducted in connection with the security that is the subject of such Security Agreements;

(d)

each PSA Entity shall have certified that, as of the Closing Date (i) all of the representations and warranties made by each pursuant to this Agreement are true and correct on and as of such date, and (ii) no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) has occurred and is continuing under this Agreement or any Security Agreement to which it is a party;

(e)

Banro and the Seller shall have delivered to the Purchaser a legal opinion addressed to the Purchaser from external counsel, in form and substance satisfactory to the Purchaser, with respect to title to the Properties dated as of the Closing Date;

(f)

Banro and the Seller shall have certified that, as of the Closing Date, no Approvals of any Governmental Authority are required to operate the Project Assets substantially in accordance with the Operation Plan, except

(i)	as have already been obtained and received by the Seller and continue to be in place without challenge or appeal, to the extent reasonably considered necessary or appropriate, or

(ii)	as are reasonably expected to be obtained by the time they are necessary,

except for those that would not reasonably be expected to have a Material Adverse Effect;

(g)	each PSA Entity shall have delivered to the Purchaser a certificate of a senior officer confirming:

(i)

compliance with Applicable Laws in respect of the Project Assets (including that each PSA Entity is in compliance with all terms of, and has made all necessary expenditures and investments required to maintain in good standing, its mineral claims, mineral leases, mineral and exploration licenses and other mining rights) dated no earlier than five Business Days prior to the Closing Date; and

(ii)	that no event, occurrence, change or effect shall have occurred that has or may have Material Adverse Effect;

(h)

Banro shall have amended the Note Indenture and the Collateral Trust Agreement and security agreements as required by the Purchaser to, among other things, characterize the Secured Amount as a Priority Lien Debt (as defined in the Note Indenture), require the trustee under such Collateral Trust Agreement and security agreements to transfer the Project Collateral only in accordance with the terms of the gold purchase and sale agreement among Banro, Namoya Mining S.A. and Namoya GSA Holdings, and to preserve the collateral trust following termination of the Note Indenture;

(i)

each Banro Group Entity shall have executed and delivered, as security for the performance of their obligations to the Purchaser under this Agreement, the Security Agreements set out in Schedule B and such executed Security Agreements shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Purchaser, under such Security Agreements;

(j)

Banro and the Seller shall execute and deliver an agreement with the Purchaser and Auramet International LLC ("Auramet"), creating an account in favour of the Purchaser and setting out the terms by which Auramet will assist the Purchaser in monetizing deliveries of Payable Gold;

(k)

in accordance with Applicable law, Banro shall cause each of [names of individuals redacted] and each other equity holder of any Banro Group Entity that is an individual, but is not either an employee of Banro’s counsel in Democratic Republic of Congo or an employee of Banro to transfer for no or nominal consideration their ownership of any such equity securities to one or more current employees of Banro’s counsel in Democratic Republic of Congo or current employees of Banro;

(l)	the Seller paid all Reimbursable Expenses of the Purchaser payable as at the Closing Date; and

(m)	Banro and the Seller shall have delivered to the Purchaser prior to the Closing Date a certificate of insurance coverage or other evidence of acceptable insurance coverage.

3.4	Conditions Precedent in Favour of the Seller

On or before the Closing Date, the Purchaser will satisfy each of the following conditions:

(a)	the Purchaser shall have delivered to the Seller a certificate of status, good standing or compliance (or equivalent) for the Purchaser, issued by the relevant Governmental Authority;

(b)

the Purchaser shall have executed and delivered to Banro and the Seller a certificate of a senior officer of the Purchaser, in form and substance satisfactory to Banro and the Seller, acting reasonably, as to the constating documents of the Purchaser; the resolutions of the sole director of the Purchaser, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement on behalf of the Purchaser; and such other matters pertaining to the transactions contemplated hereby as Banro and the Seller may reasonably require;

(c)

the Purchaser shall have delivered to Banro and the Seller a favourable opinion, in form and substance satisfactory to Banro and the Seller, acting reasonably, from external legal counsel to the Purchaser as to (i) the legal status of the Purchaser, (ii) the corporate power and authority of the Purchaser to execute, deliver and perform this Agreement, and (iii) the execution and delivery of this Agreement; and

(d)

the Purchaser shall have certified to Banro and the Seller that, as of the Closing Date (i) all of the representations and warranties made by the Purchaser pursuant to this Agreement are true and correct in all material respects on and as of such date, and (ii) no Purchaser Event of Default (or an event which with notice or lapse of time or both would become a Purchaser Event of Default) has occurred and is continuing.

3.5	Satisfaction of Conditions Precedent

(a)

Each Party shall use all reasonable commercial efforts and take all reasonable action as may be necessary or advisable, to satisfy and fulfil all the conditions set forth in this Article 3 by the date provided or, if no date is provided, as promptly as reasonably practicable. The Parties shall co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

(b)

Each of the conditions set forth in Section 3.3 is for the exclusive benefit of the Purchaser, and may be waived by the Purchaser in its sole discretion in whole or in part in writing. Each of the conditions set forth in Section 3.4 is for the exclusive benefit of Banro and the Seller, and may be waived by Banro and the Seller in their sole discretion in whole or in part in writing.

ARTICLE 4
ADDITIONAL PAYMENT TERMS

4.1	Payments

All payments of funds due by one Party to another under this Agreement shall be made in United States Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

4.2	Additional Gold Deliveries

On each Additional Gold Delivery Date, the Seller shall sell and deliver to the Buyer an amount of Refined Gold (an “Additional Gold Delivery Amount”) equal to the greater of:

(a)	zero; and

(b)	the product of:

(i)	the Scheduled Monthly Quantity delivered on the Monthly Delivery Date corresponding to such Additional Gold Payment Date, and

(ii)	an amount equal to:

(A)	the Minimum Gold Price

minus

(B)	the Gold Price on the Business Day following the Monthly Delivery Date,

divided by the Gold Price on the Business Day following the Monthly Delivery Date.

Each Additional Gold Delivery Amount shall be delivered in accordance with the provisions of this Agreement.

4.3	Taxes

(a)

All deliveries of Refined Gold and all payments and transfers of property of any kind made under this Agreement and related Security Agreements by the Seller or any of its Affiliates to the Purchaser shall be made without any deduction, withholding, charge or levy on account of any Taxes, all of which shall be for the sole account of the Seller. All Taxes, if any, as are required to be so deducted, withheld, charged or levied by the Seller or any of its Affiliates on any such delivery or payment, shall be paid by the Seller delivering or paying to the Purchaser or on their behalf, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by the Purchaser (net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount that the Purchaser would have received had no such deduction, withholding, charge or levy been required.

(b)

If the Purchaser receives a refund of any Taxes with respect to which the Seller has paid additional amounts pursuant to Section 4.3(a) hereof, the Purchaser shall pay such amount to the Seller (but only to the extent of additional amounts paid by the Seller under Section 4.3(a) with respect to the Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses of the Purchaser and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Seller, upon the request of the Purchaser, shall repay the amount paid to the Seller (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Purchaser if the Purchaser is required to repay such refund to such Governmental Authority.

4.4	New Tax Laws

In the event that any new Tax is implemented, or there shall occur any revision in, implementation of, amendment to or interpretation of any existing Tax, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then the Purchaser, on the one hand, and the Seller on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties and their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse effect on the Seller and its Affiliates on the one hand, and the Purchaser and its Affiliates on the other hand.

4.5	Overdue Payments

Any payment or delivery of Payable Gold not made by a Party on or by any applicable payment referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to the [Redacted] on the due date, calculated and compounded monthly in arrears. Any dollar amount or Refined Gold owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold owed to such Party by the other Party. Any amount of Refined Gold set off and withheld against any non-payment by a Party shall be valued at the Gold Price as of the first trading day that such amount of Refined Gold became payable to such Party.

ARTICLE 5
REPORTING; BOOKS AND RECORDS

5.1	Notice of Information

Prior to delivery to the Purchaser of any of the information set out in this Article 5 or otherwise in this Agreement, Banro and the Seller shall inform the Purchaser if such information would be considered material non-public information of Banro. In such event, the Purchaser shall have the option, in its sole discretion, to (a) refuse to accept such information, or (b) require that such information be either (i) publicly disclosed within two Business Days, or (ii) where such information constitutes scientific and technical information representing a material change to the Twangiza Project, delivered at a subsequent date within 45 days, together with an updated technical report in accordance with NI 43-101, and notice of such refusal or delayed delivery will constitute a valid waiver, or partial waiver, as the case may be, of the obligation to deliver such information.

5.2	Annual Reporting

At least once every 12 months and no later than February 26 of each calendar year, and within 15 days whenever an update to the Operating Plan is adopted by management of Banro or any of the Banro Group Entities which update includes a material change in the annual production forecast included in the Operating Plan, the Seller shall provide to the Purchaser:

(a)

a forecast, substantially in the form of the Operating Plan, of the number of payable ounces of gold expected to be produced over the next calendar year on a month by month basis and over the remaining life of the mine on a year by year basis, including:

(i)	types, tonnes and gold grade of ore to be mined; and

(ii)	types, tonnes and gold grade of ore to be stockpiled;

(b)

listing of the Operating Plan assumptions, including operating and capital expenditure assumptions, exchange rates and metal prices used for short term and long term planning purposes in developing the forecast referred to in Section 5.2(a);

(c)	a schedule of all indebtedness and Encumbrances of the Banro Group Entities at the preceding year end;

(d)	a statement setting out the actual tonnes and gold grade of ore stockpiled as of the start of the period covered by the Operating Plan; and

(e)

a statement setting out the gold reserves and resources (by category) for the Properties, all calculated in accordance with the standards of the Canadian Institute of Mining and Metallurgy and NI 43-101, and the assumptions used, including cut-off grade, metal prices and metal recoveries.

5.3	Notice of Amendments to Plans, Schedules, Project Costs and Other Matters

If, at any time, the Operating Plan is subject to a material amendment, then, within 15 days after such amendment or amendments is or are made, the amended plan, together with the information in Sections 5.2(a), 5.2(b), 5.2(c) and 5.2(e) shall be provided by the Seller to the Purchaser. For the purposes of this Section 5.3 only, materiality shall mean (a) with respect to gold production, a 5% change in total gold production under the Operating Plan; or (b) with respect to proven and probable reserves, a reduction of more than 10% (not taking into account any reductions resulting from depletion in accordance with ordinary course operations); or (c) with respect to guidance for the next twelve (12) month period, a 10% change in production guidance.

5.4	Audit

If during the Delivery Period, Banro shall cease to be a reporting issuer under Applicable Law, the PSA Entities shall permit the Purchaser and its authorized representatives and agents to perform audits or other reviews and examinations of its books and records from time to time at reasonable times at the Purchaser’s sole risk and expense and upon five Business Days’ notice, to confirm compliance with the terms of this Agreement, provided that unless there is a continuing Banro Event of Default, the Purchaser and its authorized representatives and agents will not exercise such rights more often than one (1) time during any calendar quarter. The Purchaser shall diligently complete any audit or other examination permitted hereunder.

5.5	Inspections

(a)

Upon no less than ten (10) Business Days’ notice to Banro and the Seller and not more frequently than semi-annually and subject at all times to the workplace rules and supervision of the Seller, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Properties, the Seller shall grant, or cause to be granted, to the Purchaser and its representatives and agents, at reasonable times and at the Purchaser’s sole risk and expense, the right to access the Properties and the facilities of the Twangiza Project, in each case to monitor the mining and processing operations on the Twangiza Project. Provided there has been no Banro Event of Default that is continuing, the Purchaser may avail itself of such right of access a maximum of twice per calendar year (including the mill in respect thereof), and for this purpose, invitations from Banro will not reduce the number of visits the Purchaser may request.

(b)

Upon no less than 15 Business Days’ notice to Banro and the Seller and not more frequently than annually (which limit will not include tours at the invitation of Banro), the Purchaser shall have the right to conduct an investors tour on the Twangiza Project; provided that such tours shall not unreasonably interfere with the Seller’s activities and operations at the Twangiza Project and provided that such tours shall not include any gold producer reasonably considered to be a competitor of Banro and the Seller. Such investor tours shall be at the sole risk and expense of the Purchaser and its invitees, and the Purchaser shall (a) comply and request that its invitees comply with the policies and procedures that the Seller applies to its own invitees; (b) give Banro and the Seller prompt notice of any injuries, property damage or environmental harm that may occur during such visit; and (c) indemnify, defend and hold Banro and the Seller harmless from any loss, liability, damage, claim or demand by reason of injury to the Purchaser or Banro and the Seller or any of their respective invitees, employees, officers, directors, agents, or representatives caused by the Purchaser’s exercise of its rights under this Section.

ARTICLE 6
COVENANTS

6.1	Conduct of Operations

(a)

Banro and the Seller will, and will cause all PSA Entities to, operate the Twangiza Project Assets on a commercial basis as though the Seller has a full economic interest in all the gold produced from the Properties. Banro and the Seller shall ensure that (i) all cut-off grade, short term mine planning and production decisions concerning the Twangiza Project shall be based on gold prices typical of normal industry practice and consistent with the practices of Banro and its Affiliates as at the date of this Agreement in connection with such decisions, and (ii) all longer term planning and resource and reserve calculations concerning the Twangiza Project shall use gold prices based on normal industry practice and consistent with the historical practices of Banro and its Affiliates in connection with such planning and calculations.

(b)

Subject to Section 6.1(a), all decisions regarding the Twangiza Project, including all decisions concerning the methods, extent, times, procedures and techniques of any (i) exploration, development and mining related to the Twangiza Project, including spending on capital expenditures, (ii) leaching, milling, processing or extraction, (iii) materials to be introduced on or to the Twangiza Project, and (iv) except as provided herein, the sale of gold and terms thereof, shall be made by the Seller, in its sole discretion.

(c)

Notwithstanding Section 6.1(b), Banro and the Seller agree that all mining operations and activities pertaining to or in respect of the Twangiza Project shall be performed in accordance with Applicable Laws, all applicable licences, permits and other authorizations and accepted mining, processing, engineering and environmental practices prevailing in the mining industry.

6.2	Preservation of Corporate Existence

(a)

Except as permitted in Section 6.2(b), each of Banro and the Seller shall, and Banro shall cause each of the PSA Entities to, at all times from and after the date hereof do and cause to be done all things necessary or advisable to maintain its corporate existence.

(b)

Subject to Section 7.3, each of Banro and the Seller shall not, and Banro shall cause each of the PSA Entities not to consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as, another entity, or continue to any other jurisdiction unless at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, Transfer, or continuance, the resulting, surviving or transferee entity assumes in favour of the Purchaser all the obligations of such Party under this Agreement and any Security Agreement to which it is a party.

6.3	Insurance

(a)

The Seller shall ensure that each shipment of gold is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such gold is transferred to the processor.

(b)

Banro and the Seller shall insure the Twangiza Project in such amounts and with such coverage as is customary in the mining industry for the operation of the Twangiza Project. Banro and the Seller covenant and agree that in the event of any loss or damage that is insured prior to the end of the Delivery Period, the Seller shall at its option either (i) use all Net Proceeds of any insurance payment received by a Banro Group Entity to rebuild or repair all damaged facilities forming part of the Twangiza Project, or (ii) use the Purchaser’s share of the Net Proceeds of such insurance payment received by any Banro Group Entity within 30 days after receipt of such proceeds by such Banro Group Entity, to acquire Refined Gold in accordance with Section 2.2(d) and shall deliver to the Purchaser such amount of Refined Gold, the Purchaser’s share being calculated as the ratio of the net present value of Payable Gold not delivered to the Purchaser to the value of the Twangiza Project when measured by the same criterion which establishes the value of such Purchaser’s interest. A failure to agree on the foregoing proportion is arbitrable under Section 13.1.

(c)

Banro and the Seller shall, on or prior to the Closing Date and upon the reasonable request of the Purchaser at reasonable intervals no more than once per year, furnish to the Purchaser a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the PSA Entities in accordance with Section6.3(a). Banro and the Seller shall, upon the request of the Purchaser, provide the Purchaser with copies of all insurance policies as in effect from time to time relating to the Project Assets.

(d)

Banro and the Seller, acting reasonably, shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

6.4	Confidentiality

(a)

Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement, including any draft or final technical reports provided under Article 4 and the information received by it pursuant to the confidentiality agreement dated January 5, 2014 (“Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)

to its auditor, legal counsel, lenders, brokers, underwriters and investment bankers and to persons with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to the legal counsel and advisors of any such entity), provided that such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable;

(ii)

subject to Sections 6.4(c) and 13.9, where that disclosure is necessary to comply with Applicable Laws or court order, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)	for the purposes of the preparation of any arbitration proceeding commenced under Section 13.1;

(iv)

where such information is already widely known by the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)	with the consent of the disclosing Party; and

(vi)

to those of its and its Affiliates’ directors, officers, employees, representatives and agents who need to have knowledge of the Confidential Information for purposes of the rights and obligations contemplated by this Agreement.

(b)

Each Party shall ensure that its and its Affiliates’ employees, directors, officers, representatives and agents and those persons listed in Section 6.4(a)(i) are made aware of this Section 6.4 and comply with the provisions of this Section 6.4. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)

If in compliance with Applicable Laws, either Party is required to file this Agreement on SEDAR or EDGAR, such Party shall notify the other Party of such requirement within two Business Days of the date of this Agreement, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with Applicable Laws before it is filed on SEDAR or EDGAR. Neither Party shall file this Agreement on SEDAR or EDGAR without reasonable prior consultation with the other Party, provided that such reasonable prior consultation shall not prohibit either Party from filing this Agreement on SEDAR or EDGAR redacted only to the extent such Party considers it permitted pursuant to Applicable Laws.

(d)

The PSA Entities and the Purchaser will consult with each other before issuing any press release or otherwise making any public disclosure in respect of this Agreement and the transactions contemplated hereunder and shall not issue any such press release or make any such public disclosure before receiving the consent of the other Party. Nothing in this Section 6.4(d) prohibits any party from making a press release or other disclosure required by Applicable Laws or by the policies or rules of any stock exchange.

6.5	Adverse Impact to Payable Gold

Banro and the Seller shall promptly notify the Purchaser regarding any matter that has or is reasonably likely to have a Material Adverse Effect or any occurrence of or circumstances that may result in a Banro Event of Default, including, for greater certainty, receipt of a notice of acceleration in respect of any indebtedness or obligations or an intention to enforce security against any of the Project Assets. Banro and the Seller shall seek to comply with this Section 6.5, to the extent commercially reasonable and subject to compliance with Applicable Laws and stock exchange policy, prior to any public announcement regarding the matter.

6.6	Proper Practices

Each of the Parties agrees that it will comply in all material respects with the Corruption of Foreign Public Officials Act (Canada), the Bribery Act (United Kingdom) and any other applicable anti-corruption legislation in connection with its dealings relating to this Agreement and the Twangiza Project.

Banro and the Seller shall comply with all Applicable Laws in all material respects, including without limitation, the World Gold Council Conflict-Free Gold Standard, with respect to all operations at the Twangiza Project.

6.7	Expropriation

[Redacted]

6.8	Banro Covenants

(a)

During the Delivery Period, Banro shall not (i) declare or pay any dividend on the common shares in the capital of Banro, or (ii) make any payments to directors or management of Banro not in the ordinary course of business, and shall not, and will cause the Banro Group Entities to not, pursue any construction of projects other than the Twangiza Project and the projects known as the Namoya Project, the Kamituga Project and the Lugushwa Project and will not pursue any exploration activities other than in connection with such projects and with respect to properties held by Banro Congo Mining S.A.

(b)

Banro shall guarantee that the Seller and all Banro Group Entities shall observe, satisfy, perform and pay all actions, covenants, indebtedness, liabilities and obligations of each to the Purchaser in accordance with the terms of this Agreement. The Parties acknowledge and agree that any breach by Banro of its obligations under this Section would cause the Purchaser irreparable harm for which monetary damages alone would not be a sufficient remedy and that therefore the Purchaser may seek and obtain orders of specific performance, injunctions and other equitable remedies and remedies available under civil laws against Banro with respect thereto as a court of competent jurisdiction or an arbitrator under Section 13.1 may see fit to grant with respect to any such breach and neither Banro, the Seller or any Banro Group Entity shall oppose or seek to deny any such remedies.

ARTICLE 7
BANRO TRANSFERS AND CONTROL

7.1	Owner of Project Assets

Subject to Section 7.3 and except as provided in Section8.2, the PSA Entities shall be the only legal and beneficial owners of the Project Assets, and Banro and the Seller shall ensure that no person other than the PSA Entities hold or acquire any ownership right, as applicable, or title in or to the Project Assets. Subject to the last paragraph of Section 7.3, Banro and the Seller shall maintain, or cause to be maintained, the Properties in good standing and, in all material respects, all Approvals related thereto, including without limitation taking all actions necessary, and making such expenditures and investments as are required, to keep its mineral claims, mineral leases, mineral and exploration licenses and other mining rights in good standing. Without limiting the generality of the foregoing, Banro and the Seller shall apply for and obtain any and all available renewals and extensions of the its mineral claims, mineral leases, mineral and exploration licenses and other mining rights and Approvals in respect of the Properties. Notwithstanding the foregoing, this Section 7.1 shall not restrict any leased personal property (provided that the lessee is the Seller) or personal property that is equipment that is obsolete or no longer in use under the Operating Plan.

7.2	Prohibited Transfers and Changes of Control

Except as set out in Section 7.3, Banro and the Seller shall not, and shall ensure that the Twangiza Holdcos and any subsidiary of the Seller or Banro to which the Project Assets have been Transferred in accordance with Section 7.3(c), holding Project Assets, does not during the Delivery Period:

(a)	Transfer, in whole or in part, directly or indirectly, the Project Assets or any right, title or interest therein; or

(b)

agree to, or enter into any agreement, arrangement or other transaction with any person that would cause, or otherwise allow or permit to exist, a Change of Control of any Banro Group Entity, including any subsidiary of the Seller or Banro to which the Project Assets have been Transferred in accordance with Section 7.3(c), holding Project Assets.

7.3	Permitted Transfers and Changes of Control

Section 7.2 shall not prohibit a Transfer or Change of Control, if: Transfer of the Project Asset

(a)	in the case of a direct or indirect Transfer of the Project Assets to a person that is not a PSA Entity:

(i)	the Seller or Banro shall have provided the Purchaser with at least 30 days prior written notice of the proposed Transfer;

(ii)

all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are transferred to the same transferee;

(iii)

the Seller and any other applicable Banro Group Entity transfers and assigns all of its rights and obligations under this Agreement to the same transferee concurrently with any such Transfer, and such transferee assumes in favour of the Purchaser all of the Seller’s and, if applicable, the other Banro Group Entities’ obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably;

(iv)	the transferee complies with the conditions set forth in Sections 3.3(a), (c), (e), (g) and (h) as such sections pertain to such transferee, including an opinion as to the title to the Properties;

(v)

the transferee, and its Affiliates in the case of Section 8.2(c), grant the same charges and security interests in, to and over the PSA Collateral, and enter into the same Security Agreements as those entered into pursuant to Section 8.2

(vi)	there is no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) that has occurred and is continuing; and

(vii)

the Purchaser confirms in writing that it does not reasonably expect such Transfer or Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, the reference to “PSA Entity” shall instead refer to “transferee entity” for the purposes of this Section 7.3(a)(vii));

Change of Control

(b)

in the case of a Change of Control of Banro, the Seller, the Twangiza Holdcos or any subsidiary of the Seller or Banro to which the Project Assets have been transferred in accordance with Section 7.3(c):

(i)	the Seller or Banro shall have provided the Purchaser with at least 30 days prior written notice of the proposed Change of Control;

(ii)	(1) the transferee, if not itself controlled by another person; or (2) the Affiliate of the transferee that is not itself controlled by any other person:

(A)

assumes in favour of the Purchaser all of the obligations of Banro under this Agreement, such assumption to occur by an agreement in form and substance satisfactory to the Purchaser, acting reasonably; and

(B)	complies with the conditions set forth in Sections 3.3(a), (c), (e), (g) and (h) as such sections pertain to such Affiliate or transferee;

(iii)	in respect of such Change of Control:

(A)	there is a similar Change of Control of all of the subsidiaries of the Seller and such subsidiaries of Banro and the Seller to the same person; and

(B)

the person acquiring control of the Seller, its subsidiaries and such subsidiaries of Banro, and the Affiliates of such person, grants the same charges and security interests in and to the PSA Collateral contemplated by Section 8.2;

(iv)	there is no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) that has occurred and is continuing; and

(v)

the Purchaser confirms in writing that it does not reasonably expect such Transfer or Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, the reference to “PSA Entity” shall instead refer to “transferee entity” for the purposes of this Section 7.3(b)(v));

Inter-corporate Transfer

(c)	in the case of a direct or indirect Transfer of the Project Assets to Banro or a subsidiary of Banro:

(i)	Banro provides a confirmation in favour of the Purchaser that its obligations under this Agreement shall continue in full force and effect despite any such Transfer; and

(A)

if all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are Transferred to the same transferee, then the provisions of Sections 7.3(a)(i) through 7.3(a)(vii) are complied with mutatis mutandis; or

(B)

if less than all of the Project Assets are Transferred to one or more Banro Group Entities and/or one or more other directly or indirectly wholly-owned subsidiaries of Banro (provided that the maximum number of entities to which such Transfers will occur shall not exceed five (5)), then:

(1)	the provisions of Sections 7.3(a)(i), 7.3(a)(iv), 7.3(a)(v) and 7.3(a)(vi) are complied with mutatis mutandis; and

(2)	the Seller provides a confirmation in favour of the Purchaser that its obligations under this Agreement shall continue in full force and effect despite any such Transfer;

Joint Ventures and Minority Dispositions

(d)

in the case of a PSA Entity entering into a minority interest disposition, joint venture or other similar commercial arrangement with another person that is not a Banro Group Entity with respect to the Properties:

(i)	the Seller or Banro shall have provided the Purchaser with at least 30 days prior written notice of the proposed disposition, joint venture or other similar commercial arrangement;

(ii)	Banro retains at least an indirect 50% undivided interest in the Properties;

(iii)	a PSA Entity is at all times the operator of the Properties;

(iv)

such other person agrees in a document, or documents, acceptable to the Purchaser, acting reasonably, with the PSA Entity, the Purchaser and any other such person to acknowledge the obligations of the Seller under this Agreement and the Security Agreements, including the granting to the Purchaser of all the security interests contemplated thereunder; provided that, if such other person acquires any legal right, title or interest in and to any of the Project Assets (including any registered or recorded title in and to the Properties), such person assumes on a joint and several basis with the Seller all of the obligations and duties under this Agreement and grants the same charges and security interests in, to and over the Project Assets to which it acquires any legal right, title or interest, and enters into the same Security Agreements entered into by the Seller and its subsidiaries pursuant to Section 8.2;

(v)

all filings have been made and all other actions have been taken that are required in order for the Purchaser to continue at all times following such transaction to have the valid and perfected security interest contemplated by Section 8.2;

(vi)

such other person complies with the conditions set forth in Sections 3.3(a), (c), (e), (g) and (h) as it pertains to such other person, including an opinion as to the title to the Properties if such other person acquires any registered or recorded and legal right, title or interest in and to any of the Properties;

(vii)	there is no Banro Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a Banro Event of Default); and

(viii)	the Purchaser confirms in writing that it does not reasonably expect such minority interest disposition, joint venture or other similar commercial arrangement to have a Material Adverse Effect; or

With Consent

(e)	the Purchaser provides its prior written consent.

ARTICLE 8
SECURITY

8.1	Financings and Encumbrances

(a)	During the Delivery Period, except for Permitted Indebtedness, no PSA Entity shall incur or enter into any Indebtedness.

(b)

Except as provided in this Article 8, no PSA Entity shall grant or allow to exist an Encumbrance, other than the Permitted Encumbrances, in respect of, all or any of the PSA Collateral, in favour of any other person.

8.2	Security

(a)

The Seller shall: (i) execute and deliver a guarantee in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, guaranteeing the performance, when due, of all PSA Obligations; and (ii) grant, as security for the payment and performance, when due, of all PSA Obligations, to and in favour of the Purchaser first ranking charges and security interests (subject only to the Prior Ranking Permitted Encumbrances) in, to and over Project Collateral (other than the Properties and Processing Plant), pursuant to one or more agreements (the “ Seller Security Agreements”) executed by each to and in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, the charged amount (the “Secured Amount ”) of such charges and security interests being initially the Prepayment Amount, such amount to reduce rateably upon delivery of each Scheduled Monthly Quantity.

(b)

Banro shall cause the Guarantors and each Banro Group Entity (other than the Seller) having a direct or indirect interest in and to, now or in the future, the Project Assets: (i) to execute and deliver a guarantee in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, guaranteeing the payment and performance, when due, of all PSA Obligations; and (ii) grant, as security for its obligations under such guarantee to and in favour of the Purchaser, first ranking charges and security interests up to the Secured Amount (subject only to the Prior Ranking Permitted Encumbrances) in, to and over all present and after acquired property, and in each case including all proceeds thereof (the “ Group Collateral”), all pursuant to one or more agreements (collectively, the “ Group Security Agreements”), in form and substance satisfactory to the Purchaser, acting reasonably.

(c)

Banro and the Seller shall cause the Banro Group Entities to execute and deliver a written assignment, subordination and postponement of claims (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to the Purchaser, acting reasonably, that subordinates and postpones the enforcement of any such debts, liabilities and obligations and the realization of any charges or security interests to secure such claims to the Security Agreements and, from and after a Banro Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Banro Event of Default, and until such Banro Event of Default is remedied, subordinates and postpones the payment of all such debt, liabilities and obligations (other than Permitted Distributions) to the payment in full of all debts, liabilities and obligations of the Banro Group Entities to the Purchaser.

(d)

If so requested in writing by the Purchaser, the Banro Group Entities shall not, for so long as a Banro Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Banro Event of Default, continues, make any Distribution other than a Permitted Distribution.

(e)

At the Purchaser’s request, Banro shall, and shall cause the Seller (and any other Banro Group Entity from which Produced Gold is sold) to provide in any Processing Agreement or selling agreement that the account with any third party in respect of any Refined Gold related to the Produced Gold will form part of the Project Collateral. For certainty, and at all times, the Seller shall not, and Banro shall ensure that the Seller does not, make any Distributions other than a Permitted Distribution from such account if a Banro Event of Default, or event which with the giving of notice or the passage of time or both would constitute a Banro Event of Default, has occurred and is continuing, or if a Banro Event of Default would occur or arise immediately after, or as a result of, making a Distribution.

(f)

The PSA Entities shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as the Purchaser may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the PSA Collateral, subject only to Prior Ranking Permitted Encumbrances.

(g)

Banro and the Seller shall not, and shall cause each Banro Group Entity to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any of the PSA Security.

(h)

In addition to the foregoing, Banro, the Seller and each applicable Banro Group Entity that has provided security to one or more Lenders where such security also secures the PSA Obligations shall not seek any discharge of any such security except where the Purchaser has provided its prior written consent, in its sole discretion, with a view to ensuring that such security or any replacement security in favour of the Purchaser continues to secure the PSA Obligations and with no change in the priority thereof. The Seller shall pay all costs and expenses associated with the foregoing including in connection with the preparation and registration of all documentation in connection therewith that is required by the Purchaser.

8.3	Stockpiling

The Seller shall not stockpile, store or place Produced Gold off of the Properties unless the Seller has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that the Purchaser’s rights to the Produced Gold shall be preserved. Such agreement shall provide, inter alia, that (a) the Purchaser’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect; (b) the Purchaser’s rights in and to the Produced Gold shall be the same as if the Produced Gold were situate on the Properties; (c) the Purchaser’s rights set forth in this Section 8.3 shall have precedence over the rights to the Produced Gold of the property owner where the Produced Gold is stockpiled, stored or placed; (d) the agreement shall be irrevocable as long as the Produced Gold, or any part thereof, remains on the property not part of the Properties and (e) the Purchaser shall have substantially similar access rights and obligations as provided in Section 5.5.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1	Representations and Warranties of Banro and the Seller

Banro and the Seller, acknowledging that the Purchaser is entering into this Agreement in reliance thereon, hereby make the representations and warranties set forth in Schedule C to the Purchaser on and as of the date of this Agreement on a joint and several basis. The representations and warranties set forth in Schedule C shall be deemed to be repeated by Banro and the Seller as of the date of the Closing Date.

9.2	Representations and Warranties of the Purchaser

The Purchaser, acknowledging that Banro and the Seller are entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule D to Banro and the Seller on and as of the date of this Agreement. The representations and warranties set forth in Schedule D shall be deemed to be repeated by the Purchaser as of the date of the Closing Date.

9.3	Survival of Representations and Warranties

The representations and warranties set forth in Schedule C and Schedule D shall survive the execution and delivery of this Agreement.

9.4	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of Banro and the Seller, it shall be deemed to refer to the actual knowledge of any of Banro’s and the Seller’s Chief Executive, Chief Financial, Vice-President Technical Services, Vice-President, General Counsel and Secretary and Head of Projects and Operations and all knowledge which such persons would have if such persons made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person.

ARTICLE 10
BANRO EVENTS OF DEFAULT

10.1	Banro Events of Default

Each of the following events or circumstances constitutes an event of default by the PSA Entities (each, a “Banro Event of Default”):

(a)

the Seller fails to sell and deliver the Payable Gold to the Purchaser on the terms and conditions set forth in this Agreement within three (3) Business Days after receipt of notice from the Purchaser notifying the Seller of such default;

(b)

other than as provided in Section 10.1(a), any PSA Entity is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or any Security Agreement in any material respect, which breach or default is not remedied within a period of 30 days following delivery by the Purchaser to the PSA Entities of written notice of such breach or default, or such longer period of time as the Purchaser may determine in its sole discretion;

(c)

any of the representations or warranties given by Banro and the Seller is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Purchaser to Banro and the Seller of written notice of such inaccuracy, or such longer period of time as the Purchaser may determine in its sole discretion;

(d)

in respect of Indebtedness, any (i) failure by any Banro Group Entity to pay such Indebtedness at the stated maturity thereof or as a result of which, the holder of such Indebtedness has declared the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such Indebtedness of any Banro Group Entity, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which such holder has so declared the principal amount to be payable; or (ii) failure by any Banro Group Entity to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of such Indebtedness, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which the holder has so declared the principal amount to be payable or has sought to enforce a guarantee in respect thereof;

(e)	upon the occurrence of an Insolvency Event affecting either Banro or the Seller; or

(f)

except as otherwise contemplated herein, the PSA Security does not constitute a first ranking Encumbrance over the PSA Collateral, subject only to the Prior Ranking Permitted Encumbrances, and does not become a first ranking charge within 20 days of receipt of notice from the Purchaser notifying the PSA Entities of such default.

10.2	Remedies

(a)

If a Banro Event of Default occurs and is continuing, the Purchaser shall have the right, upon written notice to Banro and the Seller at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i)	demand all amounts and deliveries owing by the Seller to the Purchaser;

(ii)

terminate this Agreement by written notice to Banro and the Seller and, without limiting Section 10.2(a)(i), demand all losses suffered or incurred as a result of the occurrence of such Banro Event of Default and termination, including a net present value calculation of the Payable Gold that would have been delivered by the Seller to the Purchaser hereunder, but for the occurrence of such Banro Event of Default. Upon demand from the Purchaser, the Seller shall promptly pay all such amounts to the Purchaser; and (iii) enforce the PSA Security.

(b)

The Parties hereby acknowledge and agree that: (i) the Purchaser will be damaged by a Banro Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from a Banro Event of Default; (iii) any sums payable in accordance with Section 10.2(a) with respect to a Banro Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 10.2(a) or with respect to a Banro Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Banro Event of Default in full and final satisfaction of all amounts owed in respect of such Banro Event of Default.

(c)	For greater certainty, if the Purchaser does not exercise its right under Section 10.2(a)(ii), the obligations of Banro and the Seller or any successors shall continue in full force and effect.

ARTICLE 11
PURCHASER EVENTS OF DEFAULT

11.1	Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by the Purchaser (each, a “Purchaser Event of Default”):

(a)

the Purchaser is in breach or default of any of its covenants or obligations set forth in this Agreement in any material respect, and such breach or default is not remedied within a period of 30 days following delivery by the Seller to the Purchaser of written notice of such breach or default, or such longer period of time as the Seller may determine in its sole discretion; or

(b)

any of the representations or warranties given by the Purchaser is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Seller to the Purchaser of written notice of such inaccuracy, or such longer period of time as the Seller may determine in its sole discretion.

11.2	Remedies

If all of the conditions precedents set out in Section 3.3 have been satisfied and a Purchaser Event of Default in respect of a failure to pay the Prepayment Amount occurs and is continuing and the Purchaser fails to cure such Purchaser Event of Default in full within 90 days of written notice from the Seller of such default, then the Seller may elect to at any time thereafter so long as the Purchaser has not already cured the Purchaser Event of Default, to terminate the Agreement. In the event of any other Purchaser Event of Default under Section 11.1 having occurred that is continuing, then Banro and the Seller shall have no right to terminate this Agreement, but shall be entitled to all other remedies available to it at law or in equity.

ARTICLE 12
TERMINATION ENTITLEMENT

12.1	Termination Entitlement

If the Seller wishes to terminate the delivery of Payable Gold to the Purchaser during the Delivery Period in accordance with the terms and conditions of this Agreement (a “Seller Termination Event”), it shall provide written notice thereof to the Purchaser and the purchase of Refined Gold not delivered shall be cancelled and the Purchaser shall be entitled to receive a one-time termination amount (the “Termination Amount”) [Commercially sensitive information redacted].

ARTICLE 13
GENERAL

13.1	Disputes and Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by either Party of such dispute, controversy or claim) shall be referred to the chief executive officer of each of Banro and the Purchaser for prompt resolution. Any such dispute, controversy or claim which cannot be resolved by the chief executive officers within 15 days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration in accordance with the rules for arbitration set out in Schedule F. The determination of such arbitrator shall be final and binding upon the Parties and there shall be no appeals from any determination of the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 13.1 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

13.2	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

13.3	Reimbursement of Expenses

(a)

The Seller and Banro shall pay to the Purchaser all reasonable costs and expenses (including all reasonable legal fees and disbursements of counsel) incurred by the Purchaser in connection with this Agreement and the other related transactions, including:

(i)	the negotiation, preparation, printing, execution and delivery, both prior and subsequent to the Closing Date, of this Agreement and the Security Agreements;

(ii)

the fees and expenses of engineering, environmental, insurance consulting and other expert or professional services retained by the Purchaser and any on-site inspections by the Purchaser or its representatives;

(iii)	the commissions, fees and expenses of any selling agent engaged to monetize the Payable Gold;

(iv)	advice of counsel with respect to the this Agreement, the Security Agreements or any transaction contemplated thereunder;

(v)

the enforcement of this Agreement or any Security Agreement or the enforcement or preservation of rights thereunder or the bringing of any action, suit or proceeding with respect to the enforcement of this Agreement or any Security Agreement or any such right or seeking any remedy which may be available to the Purchaser at law or in equity;

(vi)	the maintenance of the registration, filing and the perfection of the Security Agreements and the Encumbrances thereof;

(vii)	any amendments, waivers or consents requested by the Seller pursuant to the provisions hereof or any other Security Agreement;

(viii)	the incorporation and organization of the Purchaser, as well as the initial issuances of notes or other investment instruments required to capitalize the Purchaser with the Prepayment Amount; and

(ix)	the ongoing fees and expenses in connection with the administration of the Purchaser, including fees and expenses related to fiscal and collateral agents, valuation tax reporting and audit.

(collectively, the “Reimbursable Expenses”).

(b)	The obligations of the Seller under this Section 13.3 shall survive the payment and performance of the Seller’s obligations hereunder and the termination of this Agreement.

13.4	Termination; Survival

This Agreement shall terminate immediately upon the delivery of all the Payable Gold. Notwithstanding the foregoing, the following provisions shall survive termination of this Agreement: Article 4, 6.4, 6.8, 10.2, 11.2, 13.1, 13.7, 13.9 and Schedule F and such other provisions of this Agreement as are required to give effect thereto.

13.5	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchaser and any Banro Group Entity.

13.6	No Royalty

Nothing herein shall be construed to create, expressly or by implication, a royalty between the Purchaser on the one hand and any Banro Group Entity on the other hand.

13.7	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

13.8	Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or sent by electronic mail in PDF format, addressed to:

(a)	If to either Banro or the Seller, to:

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario, M5X 1E3, Canada

	Attention:	Chief Financial Officer
	Telecopier No.:	416-366-7722

with a copy to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street
Toronto, Ontario, M5J 2Z4, Canada

	Attention:	Mike Moher
	Telecopier No.:	416- 216-3930

(b)	If to the Purchaser, to:

[Redacted]

with a copy to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention:	Kari MacKay
Telecopier No.:	416-979-1234

Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

13.9	Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and coordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement and neither Party or its Affiliates shall act in this regard without reasonable prior consultation with the other Party, unless such disclosure is required to meet timely disclosure obligations of such Party or its Affiliates under Applicable Laws in circumstances where prior consultation with the other Party is not practicable, and a copy of such disclosure shall be provided to the other Party at such time as it is made publicly available.

13.10	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

13.11	Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

13.12	Entire Agreement

This Agreement and the Security Agreements together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement or the Security Agreements.

13.13	Priority Debt Sharing Confirmation

The Purchaser hereby agrees, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens (as defined in the Collateral Trust Agreement) at any time granted by Banro or any Obligor (as defined in the Collateral Trust Agreement) to secure the obligations in respect of the Priority Notes, whether or not upon property otherwise constituting Collateral (as defined in the Collateral Trust Agreement), that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations (as defined in the Collateral Trust Agreement) shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), and that the Purchaser is bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

13.14	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

13.15	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

13.16	Assignment

(a)	This Agreement shall enure for the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)

The Purchaser shall be entitled at any time and from time to time to Transfer any, or all, of its rights and obligations under this Agreement without the consent of the Seller or Banro and, in connection therewith may transfer a participating or other interest in this Agreement.

(c)

Except as provided in Section 7.3, none of the PSA Entities shall assign, in whole or in part, any of its rights and obligations under this Agreement or the Security Agreements without the prior written consent of the Purchaser. In no event shall any rights or obligations under this Agreement or the Security Agreements be assigned by the PSA Entities other than together with a transfer of the Project to the same assignee.

(d)	This Agreement may not be assigned in whole or in part to any Restricted Person.

13.17	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

TWANGIZA GFSA HOLDINGS

Per:
Name:
Title:

BANRO CORPORATION

Per:
	Name:	Richard Brissenden
	Title:	Chairman of the Board

TWANGIZA MINING S.A.

Per:
	Name:	Desire Sangara
	Title:	Chairman of the Board

SCHEDULE A
DESCRIPTION OF SELLER’S PROPERTIES (WITH MAP)

This is Schedule A to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. Dated as of February 27, 2015

[Redacted]

SCHEDULE B
SECURITY AGREEMENTS

This is Schedule B to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. Dated as of February 27, 2015

•	Joinder and sharing confirmations as Priority Lien Debt

•	Guarantees contemplated by Section 8.2(b)

•	Assignment, Subordination and Postponement of Claims contemplated by Section 8.2(c)

•	Pledge of accounts with Auramet International LLC

•	Pledge of accounts with any Processor

SCHEDULE C
BANRO AND SELLER REPRESENTATIONS AND WARRANTIES

This is Schedule C to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. dated as of February 27, 2015

Each of Banro, on behalf of and in respect of itself and each PSA Entity, and the Seller hereby represents and warrants to the Purchaser as follows:

(a)

it is a company validly existing and in good standing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence, and it is qualified or licensed to do business in each jurisdiction in which the nature of its business or the nature and location of its assets requires such qualification or licensing except where such failure to be qualified or licensed would not reasonably be expected to have a Material Adverse Effect;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and the Security Agreements to which it is a party and performing its obligations hereunder and thereunder;

(c)

it has the requisite corporate power, capacity and authority to own and lease its assets and carry on its business and to enter into this Agreement and the Security Agreements to which it is a party and to perform its obligations hereunder and thereunder;

(d)

this Agreement and the Security Agreements to which it is a party and the exercise of its rights and performance of its obligations hereunder and thereunder do not and will not, (i) conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), any written or oral contract, agreement, license, concession, indenture, mortgage, debenture, bond, note or other instrument to which it is a party, subject or otherwise bound (including with respect to its assets), in each case other than such a conflict, violation, breach, default or event that would not reasonably be expected to have a Material Adverse Effect, (ii) conflict with or violate its constating or constitutive documents, (iii) conflict with or violate any Applicable Laws, or (iv) except as contemplated by this Agreement or the Security Agreements, result in, or require, the creation or imposition of any Encumbrance upon or with respect to any of its assets or properties;

(e)

the issued capital of the Seller consists of 1,000,000 shares, all of which are outstanding as fully paid and non- assessable shares in the capital of the Seller and are beneficially owned as to 100% by Twangiza (Barbados) Limited;

(f)

the authorized share capital of Twangiza (Barbados) Limited consists of an unlimited number of common shares and 20,000 preferred shares, of which, as of the date hereof, (i) only 1,200,000 common shares are issued and outstanding as fully paid and non-assessable shares in the capital of Twangiza (Barbados) Limited and are legally and beneficially owned as to 100% by Banro Group (Barbados) Limited, and (ii) only 20,000 preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Twangiza (Barbados) Limited and are legally and beneficially owned as to 100% by investment funds managed by Gramercy Funds Management LLC;

(g)

the authorized share capital of Banro Group (Barbados) Limited consists of an unlimited number of common shares and an unlimited number of preferred shares, of which, as of the date hereof, (i) only 5,000,100 common shares are issued and outstanding as fully paid and non-assessable shares in the capital of Banro Group (Barbados) Limited and are legally and beneficially owned as to 100% by Banro, and (ii) only 1,200,000 preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Banro Group (Barbados) Limited and are legally and beneficially owned as to 100% by BlackRock World Mining Trust plc;

(h)

other than the consents listed in Section 3.3 and the subordination provisions of the Security Agreements being satisfactory to the Purchaser, no notices, filings or Approvals are required to be made or obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements to which it is a party or the transactions contemplated hereby and thereby other than those Approvals that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary and such Approvals the failure of which to have or obtain, will not have a Material Adverse Effect;

(i)

each of this Agreement and the Security Agreements to which it is a party has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent enforcement may be affected by Applicable Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies;

(j)

it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it, and it will not suffer any Insolvency Event in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements to which it is a party or the transactions contemplated hereby and thereby;

(k)

except for Auramet International LLC (and its Affiliates) and the security interests permitted under the Note Indenture, no person has any agreement, option or right of first refusal to acquire, or right, title or interest in or to, or right capable of becoming an agreement, option or right of first refusal to acquire, or right, title or interest in or to, the Twangiza Project, the Properties, the Project Assets or the gold produced from the Properties;

(l)

it has paid when due and payable all mining patents, fees, Taxes or other amounts required to maintain in good standing and renew, as applicable, all mining claims, rights, concessions and interests necessary for the operation of the Twangiza Project, the Properties and all other properties of the Banro Group Entities (and will deliver to the Purchaser on or prior to the Closing Date a schedule of renewal dates related thereto), and all other actions and all other obligations as are required to maintain the Twangiza Project, the Properties and all other properties of the Banro Group Entities have been taken and complied with in all material respects;

(m)

it has obtained or been issued all material Approvals (including environmental approvals and surface and access rights) necessary for the operation of the Twangiza Project, the Properties and all other properties of the Banro Group Entities, other than those that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary, where the failure to have or obtain such Approvals would not reasonably be expected to have a Material Adverse Effect, and there are no facts or circumstances that might reasonably be expected to adversely affect the issuance or obtaining of any such material Approvals;

(n)

the mineral claims referred to in Schedule A and the mining convention with the government of the Democratic Republic of the Congo constitute all of the rights that comprise its interest in the Properties as of the date of this Agreement and it is the registered, recorded and/or beneficial owner, as applicable, of the interest in and to the Properties set forth in Schedule A, free and clear of all Encumbrances, except Prior Ranking Permitted Encumbrances or as would not have a Material Adverse Effect or materially affect the security interest of the Purchaser under any Security Agreement or other security document, and the Properties constitute all of the real property, mining rights, tenement, concessions and other interests, whether created privately or through the actions of any Governmental Authority having jurisdiction that comprise the interest of Banro and the Seller in the Twangiza Project, the Properties and the Project Assets;

(o)

to its knowledge, its right, title and interest in and to the Properties is not subject to any adverse claim, except as would not reasonably be expected to have a Material Adverse Effect or materially affect the security interest of the Purchaser under any Security Agreement or other security document;

(p)	the map included in Schedule A depicts the location of the Twangiza Project with reasonable accuracy;

(q)

subject only to the rights of any Governmental Authority having jurisdiction, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Gold;

(r)

it has not received any notice of any expropriation proceeding or decision to expropriate all or any part of the Twangiza Project, and to its knowledge there is no expropriation proceeding pending or threatened against or affecting all or any part of the Twangiza Project or of any discussions or negotiations which could reasonably be expected to lead to any such expropriation proceeding;

(s)

it and each other Banro Group Entity and the conditions on and relating to the Twangiza Project, the Properties and the Project Assets and all other properties of the Banro Group Entities respecting all past and current operations conducted thereon by it are and have been in material compliance with Applicable Laws (including, the Corruption of Foreign Public Officials Act (Canada) and the

Bribery Act (United Kingdom)). Without limiting the generality of the foregoing, each Banro Group Entity is in material compliance with all applicable Environmental Laws, and there are no actions, suits, claims, notices of violation, hearings, investigations or proceedings pending or, to the best of its knowledge, threatened against or affecting any Banro Group Entity with respect to the ownership, use, maintenance and operation of any of the Twangiza Project, the Properties and the Project Assets relating to any applicable Environmental Laws, where any adverse determination with respect thereto or liability imposed therein could reasonably be expected to result in a Material Adverse Effect and such adverse determination is reasonably anticipated;

(t)

there is no action, suit, proceeding, investigation or claim affecting or pertaining to the Twangiza Project or any part thereof and, to its knowledge, no such action, suit, proceeding, investigation or claim is threatened or outstanding;

(u)	neither it nor the Twangiza Project is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have a Material Adverse Effect;

(v)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person;

(w)

except for Prior Ranking Permitted Encumbrances, it has not granted, nor agreed to grant, an Encumbrance (secured or unsecured) affecting the PSA Collateral, or any part thereof, to any person other than to the Purchaser;

(x)

as of the date of execution of this Agreement, Banro has duly filed all material documents and information required to be filed by it under applicable securities legislation of the provinces and territories of Canada, or any rules, regulations or published policies promulgated thereunder (the “Securities Laws”) or with the Toronto Stock Exchange (all such documents filed prior to the date of execution of this Agreement, the “Public Disclosure Documents”) since January 1, 2013. As of the effective date of such Public Disclosure Documents, to its knowledge, none of the Public Disclosure Documents contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents regard shall be had to the last filed document. All of the Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Banro has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Agreement remains confidential. There is no material adverse change concerning Banro which has not been disclosed in the Public Disclosure Documents filed on or before the date of execution of this Agreement;

(y)

all annual and interim consolidated financial statements of Banro filed on SEDAR since January 1, 2013 are complete and correct and fairly present, in all material respects, the financial condition and results of operations of the Banro Group Entities as at the times and for the periods covered by such statements, in each case in accordance with generally accepted accounting principles, subject, in the case of any unaudited financial statements, to normal year-end adjustments and any absence of notes. All financial projections and forecasts delivered to the Purchaser represent Banro’s reasonable estimates and assumptions as to future performance, which Banro believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions;

(z)

no event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give any it or any other person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any contract, lease, license, concession, Approval, agreement, indenture, mortgage, debenture, note, instrument, or Order to which it is a party or by which it or its properties and assets may be bound, and, to its knowledge, each other person that is party thereto is in compliance in all material respects with the terms and requirements thereof, in each case, except as would not reasonably be expected to have a Material Adverse Effect;

(aa)

the corporate structure of Banro included in Banro’s annual information form dated March 29, 2014 sets forth the relationship between Banro and its material subsidiaries and the percentage of voting securities of such subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by Banro. The Seller has no subsidiaries or any other equity interest in any person. No Banro Group Entity is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other person with respect to the Properties or the Twangiza Project;

(bb)

no Banro Group Entity has any material liabilities or obligations of any nature whatsoever, whether direct or indirect, matured or unmatured, known or unknown, fixed, absolute, accrued, contingent or otherwise, that are not reflected in the consolidated financial statements referred to in the first sentence of paragraph (y) above or in the notes thereto, other than (i) liabilities or obligations arising in the ordinary course of business since September 30, 2014 or publicly announced by Banro, or obligations to Auramet International LLC pursuant to the gold sale arrangements with Auramet International LLC;

(cc)

(i) each Banro Group Entity has filed or caused to be filed on a timely basis all national, federal, state, provincial, other applicable jurisdictional and material local tax returns that were required to be filed by or with respect to it pursuant to Applicable Laws, (ii) all tax returns filed by such Banro Group Entity are complete and correct and comply with Applicable Laws in all material respects, (iii) each Banro Group Entity has paid, or made provisions for the payment of, all material Taxes that have been or could have become due for all periods covered by any tax return or otherwise, (iv) each Banro Group Entity has withheld or collected and paid to the proper Governmental Authority or other person all material Taxes required to be withheld, collected or paid by it, (v) no claim has been made by any Governmental Authority in a jurisdiction where any Banro Group Entity does not file tax returns that such Banro Group Entity is or could be subject to taxation by that jurisdiction, (vi) to its knowledge, no tax return of any Banro Group Entity is under audit by any Governmental Body, and (vii) no proceedings are pending or, to its knowledge and the knowledge of each Banro Group Entity, threatened by or before any Governmental Body with respect to material Taxes of any Banro Group Entity;

(dd)

its properties, assets and operations are insured with reputable insurance companies (not Affiliates of any Banro Group Entity), in such amounts, with such deductibles and covering such risks as is customarily carried by companies engaged in similar businesses and owning similar properties in the localities where the applicable Banro Group Entity operates;

(ee)

the chief executive office and principal place of business of it is as disclosed in writing by Banro to the Purchaser, and the material books and records of it are located at its chief executive office, and the only other offices and/or locations where it keeps the collateral as may be set forth in the Security Agreements (except for inventory which is in transit) or conducts any of its business is as disclosed in writing by Banro to the Purchaser;

(ff)	there is no strike, lock- out or other work stoppage or labour dispute occurring or, to its knowledge, threatened that would have a Material Adverse Effect;

(gg)

except as disclosed in writing by Banro to the Purchaser, no Banro Group Entity or any of its Affiliates sponsors, maintains or contributes to, or at any time during the last six years has sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) any Employee Benefit Plan (as defined below) that is (or was) subject to the laws of the United States of America. Each Employee Benefit Plan mandated by a Governmental Authority (other than the United States of America or a constituent state thereof) or subject to the laws of a jurisdiction outside of the United States of America (“Foreign Company Plan”) that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Authorities. No Foreign Company Plan has any unfunded liabilities, determined in accordance with generally accepted accounting principles, that have not been fully accrued on Banro’s financial statements or that will not be fully offset by insurance. All Foreign Company Plans are registered where required by, and are in good standing under, all Applicable Laws. For purposes of this paragraph, “Employee Benefit Plan” means any employee benefit plan, program, policy or arrangement sponsored, maintained or contributed to by a Banro Group Entity or any of their respective Affiliates or with respect to which the Seller, any Banro Group Entity or any of their respective Affiliates has any liability or obligation;

(hh)

it and each other Banro Group Entity owns, licenses or otherwise has the right to use all material licenses, Approvals, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other person with respect thereto. No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Banro Group Entity infringes upon or conflicts with any rights owned by any other person. No claim or litigation regarding any of the foregoing is pending or, to its knowledge, threatened;

(ii)

the most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves, if any, and technical reports disclosed in the Public Disclosure Documents pertaining to the Twangiza Project, the Properties, the Project Assets and all other properties of the Banro Group Entities have been prepared and disclosed in accordance with accepted mining industry practices and in accordance with the requirements prescribed by NI 43-101 and the companion policy thereto (as in effect on the date of publication of the relevant report or information); it has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents are inaccurate in any material respect; there are no outstanding unresolved comments of any securities commission or other securities regulatory authority in each province and territory of Canada in which Banro is a reporting issuer in respect of the NI 43-101 technical disclosure made in Public Disclosure Documents; and, to its knowledge, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves, if any, of the Banro Group Entities, from the amounts last disclosed in the Public Disclosure Documents;

(jj)

neither it nor any other Banro Group Entity has employed any broker or finder or incurred any liability for any brokerage fee, commission, finders’ fee or any other similar payment in connection with the transactions contemplated by this Agreement that could give rise to any claim against the Purchaser for brokerage fees, commissions, finders’ fees or any other similar payments; and

(kk)

all materials and information made available to the Purchaser prior to the date of this Agreement have been prepared in good faith and are true and correct in all material respects as at the date of such material and such materials do not omit any material information reasonably necessary to make all such material not misleading.

SCHEDULE D
PURCHASER REPRESENTATIONS AND WARRANTIES

This is Schedule D to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. dated as of February 27, 2015

The Purchaser hereby represents and warrants to Banro and the Seller as follows:

(a)	it is an exempted company duly incorporated and validly existing under the laws of Cayman Islands and is up to date in respect of all filings required by law;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and performing its obligations hereunder thereunder;

(c)	it has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

(d)

this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a material adverse effect on the Purchaser or the performance of its obligations under this Agreement;

(e)	no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(f)	this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms;

(g)	it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it; and

(h)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

SCHEDULE E
TERMINATION AMOUNT

This is Schedule E to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. dated as of February 27, 2015

[Commercially sensitive information redacted]

SCHEDULE F DISPUTE RESOLUTION

This is Schedule F to the Gold Purchase and Sale Agreement between Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A. dated as of February 27, 2015

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of this Agreement.

1.	Initiation of Arbitration Proceedings

(a)

If either Party wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within five days after receipt of such notice, the other Party shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such five day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such five day period such arbitrator shall be chosen by ADR Chambers Inc., Toronto, Ontario at the written request of either Party.

(b)

The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party or a person who is otherwise regularly retained by either of the Parties.

(c)

The costs charged by the Arbitrator selected shall be shared equally by the parties to the Arbitration on an interim basis subject to a final allocation of the costs of the Arbitration by the Arbitrator.

2.	Submission of Written Statements

Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(a)

Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law it relies.

(b)	Within ten days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(c)

All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(d)

After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration including, but not limited to, the scope of production of documents, the number of fact and expert witnesses to participate in the arbitration, the manner in which written or oral evidence and argument will be presented at the hearing and the length of the arbitration hearing.

3.	Meetings and Hearings

(a)

The arbitration shall take place in Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

	(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

	(c)	Any Party may be represented at any meetings or hearings by legal counsel.

4.	The Decision

	(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)

The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 60 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)

The Arbitrator shall determine liability for costs and may apportion costs between the Parties. Costs include the fees of the Arbitrator, legal costs and other expenses reasonably incurred in relation to the Arbitration.

5.	Jurisdiction and Powers of the Arbitrator

(a)

By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

	(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)	determine any question of law arising in the arbitration;

(ii)	determine any question as to the Arbitrator’s jurisdiction;

(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;

(v)

proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)	make one or more interim awards including any directions as to procedure to be followed on the arbitration;

(viii)	hold meetings and hearings, and make a decision (including a final decision) in Toronto, Ontario or elsewhere with the concurrence of the Parties thereto;

(ix)

order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

6.	Confidentiality

(a)

The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom pursuant to 4(d) above. Neither party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)

The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either party to comply with its disclosure obligations under Applicable Law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.

GOLD PURCHASE AND SALE AGREEMENT

NAMOYA GSA HOLDINGS, among other purchasers

– and –

BANRO CORPORATION

– and –

NAMOYA MINING S.A.

Dated as of February 27, 2015

- ii -

THIS GOLD PURCHASE AND SALE AGREEMENT dated as of February 27, 2015.

BETWEEN:

NAMOYA GSA HOLDINGS, an exempted company incorporated under the laws of Cayman Islands

(the “Agent”)

- and -

Additional Purchasers joined from time to time

(“together with the Agent, the “Purchasers”)

- and -

BANRO CORPORATION, a corporation existing under the laws of Canada

(“Banro”)

- and -

NAMOYA MINING S.A., a corporation existing under the laws of the Democratic Republic of the Congo

(the “Seller”)

WITNESSES THAT:

WHEREAS capitalized terms when used in these recitals shall have the respective meanings set forth in Article 1 of this Agreement;

AND WHEREAS the Seller has agreed to sell to the Purchasers and the Purchasers have agreed to purchase from the Seller, the Payable Gold, subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS the Seller is an indirect subsidiary of Banro and is the owner of a 100% interest in the Namoya Project;

AND WHEREAS the Parties agree that additional purchasers may be joined with the Agent as the Purchasers on the terms and subject to the provisions set out herein with the Agent acting as agent therefor;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including in the recitals and schedules hereto:

“Additional Term” has the meaning set out in Section 5.1(a) .

“Affiliate” means, in relation to any person or entity, any other person or entity controlling, controlled by or under common control with such first mentioned person or entity.

“Agreement” means this gold purchase and sale agreement and all attached schedules, in each case as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“AOI” has the meaning set out in the definition of “Properties”.

“Applicable Laws” means any international, federal, state, provincial or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations.

“Applicable Percentage” means, in respect of the Agent, 100%, as such percentage(s) may change from time to time in accordance with this Agreement.

“Approvals” means all authorizations, licenses, permits, concessions, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority or stock exchange, in connection with the completion of the transactions contemplated by this Agreement.

“Arbitration Rules” means the Rules of Arbitration of the International Chamber of Commerce.

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section 9.2(c) .

“Banro Event of Default” has the meaning set out in Section 11.1.

“Banro Group Entity” means the PSA Entities and their respective Affiliates from time to time.

“Business Day” means any day other than a Friday, Saturday or Sunday or a day that is a statutory holiday under the laws of the Province of Ontario, Canada or the laws of South Africa.

“Change of Control” of a person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Subject Person; or (ii) acquires control of the Subject Person; provided that a Change of Control shall not include any transaction that results in the Subject Person (if a Banro Group Entity) continuing to be, directly or indirectly, wholly-owned by Banro.

“Closing Date” means the date that is two Business Days following the date on which the conditions precedent to payment of the Deposit are satisfied or waived in accordance with Section 3.5 or such other date as the Parties may agree, such date expected to occur on or before April 15, 2015.

“Collateral Trust Agreement” means the collateral trust agreement dated March 2, 2012 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) among Banro, each of the guarantors named therein and Equity Financial Trust Company.

“Confidential Information” has the meaning set out in Section 7.6(a) .

“Contaminant” means any solid, liquid, gas, odor, heat, sound, vibration, radiation, or combination of any of them, that does or is reasonably expected to:

(i)	impair the quality of the Environment for any use that can be made of it;

(ii)	injure or damage property or plant or animal life;

(iii)	adversely affect the health of any individual;

(iv)	impair the safety of any individual;

(v)	render any plant or animal life unfit for use by man; or

(vi)	create a liability under any Environmental Law;

and includes any “contaminant” within the meaning ascribed to such term in any Environmental Law.

“Date of Delivery” has the meaning set out in Section 2.2(b) .

“Deferred Revenue Financing Arrangements” means, except for this Agreement and any other gold purchase and sale agreements with the Agent or Twangiza GFSA Holdings, any financing transaction pursuant to which (a) Banro or any of the Banro Group Entities receive cash advances or deposits in respect of future revenues from the sale of specified mineral assets to a person other than an Affiliate, (b) such advances or deposits are recorded as liabilities, but not as debt, on the consolidated balance sheet of Banro and (c) such liability is amortized upon the delivery of such mineral assets.

“Delivery” means the delivery of doré to a Processor (or any Non-Doré Shipment pursuant to a Non-Doré Agreement).

“Deposit” means $50,000,000, which amount may be increased in the sole discretion of the Purchasers up to an amount not to exceed $60,000,000 with a proportionate adjustment to the definition of “Payable Gold”.

“Deposit Reduction Date” means the date occurring after the Closing Date on which the Deposit is reduced to nil in accordance with the formula set forth in Section 2.4(a) .

“Disqualified Stock” means, with respect to any person, any shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any preferred stock and limited liability or partnership interests (whether general or limited) (collectively, “Capital Stock”) of such person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(i)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(ii)

is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of Banro or the Banro Group Entities (it being understood that upon such conversion or exchange it shall be an incurrence of such Indebtedness or Disqualified Stock)); or

(iii)	is redeemable at the option of the holder of the Capital Stock in whole or in part.

“Distribution” means, with respect to any PSA Entity, any payment, directly or indirectly, by such PSA Entity of any:

(i)	dividend in cash or other property or assets or return of any capital to any of its Affiliates;

(ii)

management fee paid or comparable payment to any Affiliate of such PSA Entity or to any director or officer of such PSA Entity or Affiliate of such PSA Entity, or to any person not dealing at arm’s length with such PSA Entity or Affiliate, director or officer; or

(iii)	indebtedness owing by such PSA Entity to a creditor that is an Affiliate by way of intercompany debt or otherwise.

“Encumbrances” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under Applicable Law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement; provided that in no event shall an operating lease be deemed to constitute an Encumbrance.

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land (surface and underground), all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor and underground spaces.

“Environmental Laws” means any Applicable Laws relating to the Environment, occupational health or safety, industrial hygiene, product liability or any past, present or future activity, event or circumstance in respect of any Hazardous Materials (including the use, handling, transportation, production, disposal, discharge or storage thereof or the terms of any Approval issued in connection therewith) or the environmental conditions on, under or about any real property (including soil, groundwater and indoor, underground and ambient air conditions).

“Gold Payment” means the receipt by a Banro Group Entity of payment (in cash or in kind), whether provisional or final, or other consideration from a Processor in respect of any Delivery.

“Gold Price” means, with respect to any day, the afternoon per ounce gold fixing price in U.S. dollars quoted by the London Bullion Market Association for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the London Bullion Market Association is no longer in operation, or if the price of Refined Gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Gold Price shall be determined by reference to the price of Refined Gold in a manner endorsed by the World Gold Council, failing which the Gold Price shall be determined by reference to the price of gold on a commodity futures exchange mutually acceptable to the Parties acting reasonably.

“Gold Purchase Price” has the meaning set out in Section 2.4.

“Governmental Authority” means any national, federal, state, provincial, regional, municipal, territorial or local government, agency, department, ministry, authority, board, bureau, tribunal, commission, official, court or securities commission, and any person entitled under Applicable Law to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaus, arbitrators and arbitration panels, and any authority or other person controlled by any of the foregoing.

“Group Collateral” has the meaning set out in Section 9.2(b) .

“Group Security Agreements” has the meaning set out in Section 9.2(b)

“Guarantors” means Banro, Twangiza Mining S.A., Banro Congo Mining S.A., Kamituga Mining S.A. and Lugushwa Mining S.A.

“Hazardous Materials” means any pollutant or Contaminant, including any hazardous, dangerous, registrable or toxic chemical, material or other substance within the meaning of any Environmental Law.

“Indebtedness” of any person means, without duplication:

(i)	the principal of and premium (if any) in respect of indebtedness of such person for borrowed money;

(ii)	the principal of and premium (if any) in respect of obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(iii)

the principal component of all obligations of such person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence);

(iv)

the principal component of all obligations of such person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person;

(v)	an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes;

(vi)	Deferred Revenue Financing Arrangements;

(vii)

the principal component or liquidation preference of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or any preferred shares in the capital of such person (but excluding, in each case, any accrued dividends);

(viii)

the principal component of all Indebtedness of other persons secured by an Encumbrance on any asset of such person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other persons;

(ix)	the principal component of Indebtedness of other persons to the extent guaranteed by such person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(x)

to the extent not otherwise included in this definition, net obligations of such person under hedging obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such hedging obligation that would be payable by such person at such time); and

(xi)

to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to a securitization transaction or series of securitization transactions.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest; (ii) in connection with the purchase by Banro or any of the Banro Group Entities of any business, the term “Indebtedness” will exclude post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; and (iii) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, reclamation obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Banro Group Entities shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of Banro if:

(i)	such Indebtedness is the obligation of a partnership or joint venture that is not a subsidiary of Banro (a “Joint Venture”);

(ii)	Banro or a Banro Group Entity is a general partner of the Joint Venture (a “General Partner”); and

(iii)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Banro Group Entities;

and then such Indebtedness shall be included in an amount not to exceed:

(A)

the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of any of the Banro Group Entities; or

(B)

if less than the amount determined pursuant to clause (A) immediately above, the actual amount of such Indebtedness that is recourse to the Banro Group Entities, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Initial Term” has the meaning set out in Section 5.1(a) .

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated within 60 days), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under Applicable Laws relating to bankruptcy, insolvency or relief of debtors unless such petition is dismissed within 60 days of first being sought;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets unless such assignment or appointment is dismissed within 60 days of commencement of such proceeding;

(iv)	a resolution of its board of directors is passed for the receivership or similar insolvent winding-up or liquidation of it; or

(v)	anything analogous or having a similar effect to an event listed in paragraphs (i) to (iv) above occurs in respect of that person.

“Lenders” means any person that provides any Secured Financing, excluding any Banro Group Entity.

“Majority Purchasers” means those Purchasers who, at the relevant time, have provided an amount equal to or greater than 50.1% of the principal amount of the Deposit advanced to the Seller.

“Material Adverse Effect” means any event, occurrence, change or effect that, when taken individually or together with all other events, occurrences, changes or effects, is or could reasonably be expected to:

(i)	materially limit, restrict or impair the ability of any PSA Entity to perform its obligations under this Agreement;

(ii)

limit, restrict or impair the ability of the Seller to operate the Namoya Project in all material respects in accordance with the Operating Plan for the Namoya Project in effect at the time of the event, occurrence, change or effect;

(iii)	cause any material decrease to expected gold production from the Namoya Project based on the Operating Plan for the Namoya Project in effect at the time of the event, occurrence, change or effect;

(iv)	affect the validity, perfection or priority of the security under the Security Agreements; or

(v)	result in a Banro Event of Default.

“Monthly Report” means a written report in relation to a calendar month with respect to the Namoya Project that contains, for such month:

(i)	types, tonnes and gold grade of ore mined;

(ii)	types, tonnes and gold grade of any ore stockpiled;

(iii)	the number of ounces of gold contained in ore processed during such month, but not delivered to a processor by the end of such month;

(iv)

at the request of the Agent, a summary of Deliveries during such month showing, among other things, provisional Refined Gold and Payable Gold amounts and Gold Payments and any final settlement adjustments made during such month;

(v)	at the request of the Agent, copies of all Processor statements, invoices or receipts; and

(vi)	at the request of the Agent, a detailed calculation of the uncredited balance of the Deposit as of the end of the month.

“Namoya Holdcos” means together, Banro Group (Barbados) Limited and Namoya (Barbados) Limited.

“Namoya Project” means the Properties and the mining operations developed, constructed and operated at and in respect of the Properties.

“Net Proceeds” means with respect to the proceeds under any insurance policy, the aggregate amount received by any Banro Group Entity in connection with such receipt of insurance proceeds less the reasonable fees, costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Agent upon request) incurred or paid to a third party (other than such insurer) by any Banro Group Entity in connection with the claim under the insurance policy giving rise to such proceeds.

“NI-43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as may be amended from time to time, or any successor instrument, rule or policy.

“Non-Doré Agreements” means all agreements entered into by a Banro Group Entity for the sale of Non-Doré Shipments, as the same may be amended, restated, supplemented, or superseded from time to time.

“Non-Doré Shipments” has the meaning set out in Section 2.1(c) .

“Note Indenture” means the indenture dated as of March 2, 2012 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) among Banro, as issuer, each of the guarantors named therein and Equity Financial Trust Company, as trustee and collateral agent.

“Ongoing Price” means $150 per ounce.

“Operating Plan” means the life of mine operating plan for the Namoya Project delivered to the Agent on the date hereof.

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Authority or other decision-making authority of competent jurisdiction.

“Other Minerals” means any and all marketable metal bearing material in whatever form or state (including ore) that is mined, produced, extracted or otherwise recovered from any location that is not within the Properties.

“Parties” means the parties to this Agreement.

“Payable Gold” means Refined Gold in an amount equal to 8.33%, which percentage will increase proportionately with any increase in the amount of the Deposit to a percentage not to exceed 10%, of the Produced Gold in respect of which any Banro Group Entity receives a Gold Payment occurring during the Term, as determined in accordance with Sections 2.1(b) and 2.1(c) .

“Permits” means all licenses, permits, approvals (including environmental approvals) authorizations, rights (including surface and access rights and rights of way, and access to water and power), privileges, concessions or franchises necessary for the construction, development and operation of the Namoya Project as is contemplated by the Operating Plan.

“Permitted Distributions” means any payment of Distributions required to satisfy any obligation under this Agreement, Applicable Laws or the terms of any Secured Financing entered into in accordance with this Agreement, as a result of any Affiliate of any PSA Entity not otherwise having sufficient funds to satisfy such obligation.

“Permitted Encumbrances” means:

(i)	prior to the termination of the Note Indenture, Encumbrances permitted under the Note Indenture;

(ii)	following the termination of the Note Indenture:

(A)

inchoate or statutory liens for taxes, assessments, royalties payable to a Governmental Authority, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

(B)	statutory liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation other than in the context of a breach of laws or Permits;

(C)	any reservations, or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Properties or comprising the Properties;

(D)

minor discrepancies in the legal description or acreage of or associated with the Properties or any adjoining properties which would be disclosed in an up to date survey, and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Properties for the purpose of conducting and carrying out mining operations thereon;

(E)

rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of the Properties, which do not in the aggregate materially detract from the use of the Properties for the purpose of conducting and carrying out mining operations thereon;

(F)

liens or other rights granted by a PSA Entity to secure performance of statutory obligations or regulatory requirements (including reclamation obligations) other than in the context of a breach of laws or Permits;

(G)	security deposits with any Governmental Authority and utilities in the ordinary course of business of a Banro Group Entity (including, to the extent applicable, any reclamation obligations);

(H)	liens in respect of the following:

[Details of individual lien holders redacted]

(I)	liens securing Permitted Indebtedness listed in clauses (ii)(1), (4), (5), (7) and (9) of such definition.

“Permitted Indebtedness” means:

(i)	prior to the termination of the Note Indenture, Indebtedness permitted in accordance with the terms thereof and Deferred Revenue Financing Arrangements as set out in clause (ii)(5) below; and

(ii)	following the termination of the Note Indenture:

(1)	indebtedness incurred under this Agreement and the Security Agreements, together with the gold purchase and sale agreements of the Banro Group Entities with the Agent and Twangiza GFSA Holdings;

(2)	any security deposits with any Governmental Authority and utilities in the ordinary course of business of a Banro Group Entity (including, to the extent applicable, any reclamation obligations);

(3)

any unsecured liability under any agreement entered into in the ordinary course of business for the acquisition of any asset or service where payment for the asset or service is deferred for a period of not more than 90 days;

(4)	indebtedness incurred in connection with any mobile equipment financing facility or other accounts receivable financing facility secured solely by such mobile equipment or accounts receivable;

(5)

Deferred Revenue Financing Arrangements, provided that at any time, in respect of all Deferred Revenue Financing Arrangements in the aggregate, no more than 80% of the forecast gold production of the Namoya Project for the current month is the subject thereof;

(6)	indebtedness incurred by a Banro Group Entity in favour of another Banro Group Entity that is subject to an Assignment, Subordination and Postponement of Claims;

(7)

Indebtedness in an aggregate principal amount not to exceed $175,000,000 provided that (A) any security granted therefor shall have been granted in favour of the Purchasers or the Collateral Agent on their behalf; and (B) the ranking of the PSA Obligations vis-à-vis such secured Indebtedness shall correspond to the ranking of the PSA Obligations vis-à-vis the notes issued under the Note Indenture;

(8)	Preferred shares in the capital of Banro, Banro Group (Barbados) Limited, Twangiza (Barbados) Limited and Namoya (Barbados) Limited; and

(9)

indebtedness (including in respect of any discretionary derivative or hedging arrangements) of one or more Banro Group Entities not permitted by the preceding paragraphs, the outstanding principal amount (which shall include capitalized interest characterized as principal) (or net liability of the PSA Entities with respect to any discretionary derivative or hedging arrangements) of which does not exceed in the aggregate at any time 7% of the total consolidated assets of Banro and the Banro Group Entities.

“person” includes an individual, corporation, body corporate, limited or general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, Governmental Authority or any other type of organization, whether or not a legal entity.

“Prior Ranking Permitted Encumbrances” means:

(i)

prior to the termination of the Note Indenture, those Encumbrances that constitute Priority Liens (as defined in the Note Indenture) and Parity Liens (as defined in the Note Indenture) and, with respect to Parity Liens, those ranking pari passu with respect to the Secured Amount;

(ii)	following the termination of the Note Indenture, those Encumbrances listed in (ii) (A) to (H) of the definition of “Permitted Encumbrances”.

“Processing Agreements” means all agreements entered into by a PSA Entity with a Processor for the refining of doré into Refined Gold for the benefit of a PSA Entity, as the same may be amended, restated, supplemented, or superseded from time to time.

“Processing Plant” means any mill or other processing facility owned or operated or both by any Banro Group Entity located on or near the Properties, to the extent that such mill or processing facility was built with the primary intention of processing ore from the Properties, or at which Produced Gold is processed.

“Processor” means collectively, any smelter, refiner or other processor of Produced Gold.

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Properties, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals mined, produced, extracted or otherwise recovered from the Properties.

“Project Assets” means the shares in the capital of the PSA Entities (other than Banro) and the Properties, Processing Plant and all present and after-acquired real or personal property, used or acquired for use by any Banro Group Entity in connection with the mining, production or extraction of gold from the Properties.

“Project Collateral” means (A) the Project Assets, including all present and after-acquired personal property used in connection with, relating to or arising out of, in whole or in part, the Project, and (B) the Produced Gold, and in each case including all proceeds thereof except sales of Produced Gold in the ordinary course of business.

“Properties” means the mineral claims, mineral leases and other mining rights, concessions and interests listed in Schedule A together with a 20 kilometre circumambient area surrounding the properties listed in Schedule A (the “AOI”), including all buildings structures improvements, appurtenances and fixtures that form part of the Namoya Project, whether created privately or by the action of any Governmental Authority, and includes any term extension, renewal, replacement, conversion or substitution of any such mineral claims, mineral leases and other mining rights, concessions or interests, owned or in respect of which an interest is held, directly or indirectly, by any Banro Group Entity at any time during the Delivery Period, whether or not such ownership or interest is held continuously. The Properties are depicted in the map included in Schedule A.

“PSA Collateral” means the Project Collateral, the Group Collateral and the assets charged under the Assignment, Subordination and Postponement of Claims.

“PSA Entity” means Banro and the Seller, and any other Affiliate of Banro (now or hereafter incorporated) that acquires any interest in the Namoya Project.

“PSA Obligations” means all present and future debts, liabilities and obligations of PSA Entities, or all of them, to the Purchasers under this Agreement.

“PSA Security” means the charges and security interests granted in favour of the Purchasers pursuant to the Security Agreements.

“Purchased Ounces” has the meaning set out in Section 2.4.

“Purchaser Event of Default” has the meaning set out in Section 12.1.

“Receiving Party” has the meaning set out in Section 7.6(a) .

“Reduction Amount” means the Gold Price on the Business Day following the Date of Delivery less the Ongoing Price.

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold.

“Reimbursable Expenses” has the meaning set out in Section 14.3.

“Restricted Person” means any person or entity that:

(i)	is named, identified, described on or included on any of:

(1)	the lists maintained by the Office of the Superintendent of Financial Institutions Canada with respect to terrorism financing;

(2)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(3)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(4)	the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control; or

(5)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324;

(ii)	is subject to trade restrictions under United States law, including, but not limited to:

(1)	the International Emergency Economic Powers Act, 50 U.S.C.; or

(2)

the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107 56; or

(iii)	is a person or entity who is an Affiliate of a person or entity listed above.

“Secured Amount” has the meaning set out in Section 9.2(a) .

“Secured Financing” means any Indebtedness for borrowed money of, or lending facility or other financing arrangement (including any secured derivative transactions entered into in connection with such Indebtedness, or any other hedge financing) in favour of, any Banro Group Entity that is secured by all or any part of the Project Assets.

“Security Agreements” means the Seller Security Agreements, the Group Security Agreements and the Assignment, Subordination and Postponement of Claims.

“Seller Security Agreements” has the meaning set out in Section 9.2(a) .

“Tax” or “Taxes” means all taxes, surtaxes, levies, tariffs, fees, assessments and other charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes) other than income or profits taxes levied in respect of the income or profits of the Purchasers, non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other charges and obligations of the same or of a similar nature to any of the foregoing.

“Term” has the meaning set out in Section 5.1.

“Time of Delivery” has the meaning set out in Section 2.2(b) .

“Transfer” means to sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Authority, whether voluntary or involuntary).

1.2	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)

The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)	Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	A person (first person) is considered to control another person (second person) if:

(i)

the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)	the first person directly or indirectly exercises control or direction over the majority of the directors or has the ability to control the management and policies of the second person;

(iii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iv)	the second person is a limited partnership and the general partner of the limited partnership is the first person or the control person or the general partner,

and “controls”, “controlling”, “controlled by” and “under common control” have corresponding meanings.

(f)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under generally accepted accounting principles applicable to such entity at the relevant time, in effect from time to time (which may be International Financial Reporting Standards), consistently applied, and all determinations of an accounting nature required to be made shall be made in a manner consistent with such applicable generally accepted accounting principles.

(i)

A reference to a statute includes all regulations made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time.

(j)	Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(k)

In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

(l)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(m)	The following schedules are attached to and form part of this Agreement:

Schedule A	-	Description of Seller’s Properties (with map)

Schedule B		Security Agreements

Schedule C		Intercreditor Principles

Schedule D	-	Banro and Seller Representations and Warranties

Schedule E	-	Purchaser Representations and Warranties

Schedule F		Dispute Resolution

Schedule G		Agent

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale of Payable Gold

(a)

Subject to and in accordance with the terms of this Agreement, the Seller hereby agrees to sell to the Purchasers, and the Purchasers hereby agree, in accordance with each Purchaser’s Applicable Percentage, to purchase from the Seller, the Payable Gold, free and clear of all Encumbrances.

(b)

As further provided in Section 4.2, Payable Gold shall not be reduced for, and the Purchasers shall not be responsible for, any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other similar charges or deductions, regardless of whether such charges or deductions are expressed as a specific metal deduction, separate and apart from the recovery rate pursuant to the terms of any applicable Processing Agreement.

(c)

In the event any Banro Group Entity intends to sell Produced Gold in any form other than doré (“Non-Doré Shipments”), such sale shall be completed in accordance with a Non-Doré Agreement on terms and conditions (including in respect of allowable deductions to determine payability) that are acceptable to the Agent, acting reasonably. For this purpose, Payable Gold means the recoverable metal content calculated in accordance with the applicable Non-Doré Agreement. The Seller shall be deemed to receive a Gold Payment when it receives payment (whether provisional or final) for a Non-Doré Shipment and the sale and delivery of the Payable Gold payable on account of the Non-Doré Shipments shall be made in accordance with Section 2.2. The Seller shall provide the Agent with a final signed copy of the Non-Doré Agreement within five Business Days after the execution thereof and any such agreement shall be on commercially reasonable arm’s length terms and conditions with a person who is not a Banro Group Entity.

2.2	Delivery Obligations

(a)

Following the Closing Date, no later than the 15 th day of each month (or the next following Business Day), the Seller shall sell, and in accordance with Section 2.2(b), deliver to the Purchasers, in accordance with each Purchaser’s Applicable Percentage, the aggregate Payable Gold to which all Gold Payments received in the prior calendar month relate, it being acknowledged and agreed by the Seller that it shall use commercially reasonable efforts to deliver Payable Gold to the Purchasers concurrently with Gold Payments it receives by way of directions to any Processor. In the event a Gold Payment consists of provisional payments that may be adjusted upon final settlement of a Delivery, then:

(i)

on the 15th day of the month following receipt of such provisional payment or payments (or the next following Business Day), the Seller shall sell, and in accordance with Section 2.2(b) deliver to the Purchasers, in accordance with each Purchaser’s Applicable Percentage, the Payable Gold in respect of which the Seller received a provisional Gold Payment, multiplied by the provisional payment percentage for all Produced Gold in such Delivery, as supported by the documentation provided pursuant to Section 2.3 and in the applicable Monthly Report; and

(ii)

on the 15th day of the month following the date of final settlement of the Delivery with the Processor (or the next following Business Day), the Seller shall sell, and in accordance with Section 2.2(b), deliver to the Purchasers, in accordance with each Purchaser’s Applicable Percentage, Refined Gold in an amount equal to the amount, if any, by which the Payable Gold determined pursuant to the final settlement exceeds the amount of Payable Gold previously delivered to the Purchasers in respect of such Delivery pursuant to Section 2.2(a)(i), as supported by the documentation provided pursuant to Section 2.3 and the applicable Monthly Report, provided that, if such difference is negative, then the Seller shall be entitled to set off and deduct, in accordance with each Purchaser’s Applicable Percentage, such excess amount from the next required deliveries by the Seller under this Agreement until it has been fully offset against deliveries to the Purchasers of Refined Gold pursuant to the first sentence of this Section 2.2(b), or if no such further deliveries are to be made, the Purchasers shall within ten (10) Business Days pay the applicable Gold Purchase Price in respect of any excess ounces delivered to the extent not already paid and any Gold Purchase Price paid by the Purchasers in respect of such excess ounces shall be an amount owing to the Seller from the Purchasers.

(b)

The Seller shall deliver to the Purchasers, in accordance with each Purchaser’s Applicable Percentage, all Payable Gold to be delivered under this Agreement by way of credit or allocation to the metal account or accounts designated by each of the Purchasers from time to time, or physical delivery to such other location specified by each of the Purchasers from time to time on 15 Business Days’ prior written notice or as otherwise consented to by the Seller, such consent not to be unreasonably withheld. Delivery of the Payable Gold to the Purchasers shall be deemed to have been made at the time on the date the Payable Gold is credited or allocated or physically delivered, as applicable, to the designated metal account of each Purchaser (the “Time of Delivery” on such date the “Date of Delivery”). Title to, and risk of loss of, the Payable Gold shall pass from the Seller to each of the Purchasers at the Time of Delivery. The Seller acknowledges that the Purchasers intend to engage a selling agent that will take delivery of the Payable Gold on behalf of the Purchasers for purposes of monetizing the Payable Gold. All costs and expenses pertaining to each delivery of the Payable Gold to the Purchasers, including such selling arrangements, shall be borne by the Seller so long as the Purchasers’ accounts are in customary locations in United Kingdom, Switzerland or South Africa.

(c)

The Seller hereby represents and warrants to the Purchasers that, at each Time of Delivery (i) the Seller will be the legal and beneficial owner of the Payable Gold credited or physically allocated to the designated metal account of each of the Purchasers, (ii) the Seller will have good, valid and marketable title to such Payable Gold, and (iii) such Payable Gold will be free and clear of all Encumbrances.

(d)

The Seller shall not sell or deliver to the Purchasers, (for purposes of this Agreement and at any time during the term of this Agreement) any Refined Gold that has been directly or indirectly purchased on a commodity exchange, a commodity futures exchange or from another similar source. The Seller shall have the option to fulfill a gold delivery obligation hereunder by obtaining gold from other sources from time to time including from mining operations of Affiliates or physical gold purchases from a refiner for delivery to the Purchasers, at its sole discretion. The Parties acknowledge that the Seller shall not be obliged to sell or deliver to the Purchasers the Refined Gold physically resulting from Produced Gold. No later than January 15 of each year, the Seller shall deliver to the Purchasers a certificate of a senior officer of the Seller confirming compliance with this Section 2.2(d) as it relates to the prior calendar year .

2.3	Invoicing

(a)

The Seller shall notify the Purchasers in writing, no more than five Business Days after each Delivery, by delivery of an estimate to the Purchasers setting out the estimated number of ounces of Payable Gold to be credited, allocated or physically delivered to the designated metal accounts of each of the Purchasers in respect of such Delivery and the anticipated Date of Delivery;

(b)	On the Business Day following the Date of Delivery, the Seller shall notify the Purchasers in writing of:

(i)	the number of ounces of Payable Gold credited, allocated or physically delivered to the designated metal account of each of the Purchasers; and

(ii)	the Gold Purchase Price for such Payable Gold .

2.4	Purchase Price

The Purchasers shall pay to the Seller, in accordance with each Purchaser’s Applicable Percentage, a purchase price (the “Gold Purchase Price”) for each ounce of Payable Gold sold and delivered by the Seller to the Purchasers under this Agreement (the “Purchased Ounces”) equal to:

(a)

prior to the Deposit Reduction Date, (i) the Ongoing Price on the Date of Delivery of such Purchased Ounces, as applicable, payable in cash or by wire transfer of immediately available funds, plus (ii) the Reduction Amount for such Purchased Ounces, payable only by crediting the applicable Reduction Amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and

(b)	from and after the Deposit Reduction Date, the Ongoing Price on the Date of Delivery of such Purchased Ounces payable in cash or by wire transfer of immediately available funds.

ARTICLE 3
DEPOSIT PAYMENT

3.1	Deposit

(a)

In connection with the respective promises and covenants contained herein, including the sale and delivery by the Seller to the Purchasers of the Payable Gold, each Purchaser hereby agrees to pay the Deposit in cash against, and as a prepayment of the purchase price for the Payable Gold, subject to the conditions set out in Sections 3.2 and 3.3.

(b)

No interest will be payable by the Seller on or in respect of the Deposit except as expressly provided in this Agreement. The Purchasers will not be entitled to demand repayment of the Deposit except to the extent expressly set forth in this Agreement.

3.2	Use of Deposit

The Seller shall use, and Banro shall cause to be used, the Deposit only to pay accrued and unpaid dividends as of the last payment date on or prior to the date of receipt by the Seller of the Deposit on preferred shares in the capital of Banro Group (Barbados) Limited and the Series A preferred shares in the capital of Banro, to repay the notes issued pursuant to the backstop facility dated August 18, 2014, bank indebtedness and accounts payable and thereafter, general corporate purposes.

3.3	Conditions Precedent in Favour of the Purchasers

Each Purchaser shall pay the Deposit to or to the order of the Seller on the Closing Date, by wire transfer of immediately available funds to the bank account or accounts designated by the Seller in writing, once each of the following conditions has been satisfied in full:

(a)

Banro and the Seller shall have delivered to the Agent a certificate of status, good standing or compliance (or equivalent) for each PSA Entity and the Namoya Holdcos, issued by the relevant Governmental Authority dated no earlier than five Business Days prior to the Closing Date;

(b)

Each PSA Entity shall have executed and delivered to the Agent a certificate of a senior officer of each in form and substance satisfactory to the Agent, acting reasonably, dated as of the Closing Date, as to the constating documents of each; the resolutions of the board of directors of each authorizing the execution, delivery and performance of this Agreement and the Security Agreements to which it is a party and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement and the Security Agreements to which it is a party; and such other matters pertaining to the transactions contemplated hereby as the Agent may reasonably require;

(c)

Banro and the Seller shall have delivered to the Agent a favourable opinion, in form and substance satisfactory to the Agent, acting reasonably, dated as of the Closing Date, from external legal counsel to Banro, the Seller, the Namoya Holdcos and the PSA Entities as to (i) the legal status of each, (ii) the corporate power and authority of each to execute, deliver and perform this Agreement and the Security Agreements to which it is a party, (iii) the execution and delivery of this Agreement and the Security Agreements to which it is a party and the enforceability of this Agreement and the Security Agreements against each, (iv) that this Agreement and the Security Agreements, and the performance by Banro and the Seller of the obligations hereunder or thereunder, do not conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), the Note Indenture, the Collateral Trust Agreement, or any of the Collateral Documents (as defined in the Note Indenture) governed by Ontario law, (v) the outstanding share capital of the Seller and the Namoya Holdcos, (vi) the creation of valid mortgages and charge upon, and security interests in (including as to ranking of such security interests), the PSA Collateral under the Security; and (vii) the due registration or filing of the Security Agreements and, where applicable, the perfection of the security interest of the Purchasers (including as to ranking of such security interests), under such Security Agreements and the results of the usual searches that would be conducted in connection with the security that is the subject of such Security Agreements;

(d)

each PSA Entity shall have certified that, as of the Closing Date (i) all of the representations and warranties made by each pursuant to this Agreement are true and correct on and as of such date, and (ii) no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) has occurred and is continuing under this Agreement or any Security Agreement to which it is a party;

(e)

Banro and the Seller shall have delivered to the Agent a legal opinion addressed to the Purchasers from external counsel, in form and substance satisfactory to the Agent, with respect to title to the Properties dated as of the Closing Date;

(f)

Banro and the Seller shall have certified that, as of the Closing Date, no Approvals of any Governmental Authority are required to operate the Project Assets substantially in accordance with the Operation Plan, except

(i)	as have already been obtained and received by the Seller and continue to be in place without challenge or appeal, to the extent reasonably considered necessary or appropriate, or

(ii)	as are reasonably expected to be obtained by the time they are necessary,

except for those that would not reasonably be expected to have a Material Adverse Effect;

(g)	each PSA Entity shall have delivered to the Agent a certificate of a senior officer confirming:

(i)

compliance with Applicable Laws in respect of the Project Assets (including that each PSA Entity is in compliance with all terms of, and has made all necessary expenditures and investments required to maintain in good standing, its mineral claims, mineral leases, mineral and exploration licenses and other mining rights) dated no earlier than five Business Days prior to the Closing Date; and

(ii)	that no event, occurrence, change or effect shall have occurred that has or may have Material Adverse Effect;

(h)

Banro shall have amended the Note Indenture and the related collateral trust agreement and security agreements as required by the Agent to, among other things, characterize the Secured Amount as a Parity Lien (as defined in the Note Indenture), require the trustee under such collateral trust agreement and security agreements to transfer the Project Collateral only in accordance with the terms of this Agreement and to preserve the collateral trust following termination of the Note Indenture.

(i)

each Banro Group Entity shall have executed and delivered, as security for the performance of their obligations to the Purchasers under this Agreement, the Security Agreements set out in Schedule B and such executed Security Agreements shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Purchasers, under such Security Agreements;

(j)

Banro and the Seller shall execute and deliver an agreement with the Purchasers and Auramet International LLC (“Auramet”), creating an account in favour of the Purchasers and setting out the terms by which Auramet will assist the Purchasers in monetizing deliveries of Payable Gold;

(k)

in accordance with Applicable law, Banro shall cause each of [names of individuals redacted] and each other equity holder of any Banro Group Entity that is an individual, but is not either an employee of Banro’s counsel in Democratic Republic of Congo or an employee of Banro to transfer for no or nominal consideration their ownership of any such equity securities to one or more current employees of Banro’s counsel in Democratic Republic of Congo or current employees of Banro;

(l)	the Seller paid all Reimbursable Expenses of the Purchasers’ payable as at the Closing Date; and

(m)	Banro and the Seller shall have delivered to the Purchasers prior to the Closing Date a certificate of insurance coverage or other evidence of acceptable insurance coverage.

3.4	Conditions Precedent in Favour of the Seller

On or before the Closing Date, each Purchaser will satisfy each of the following conditions:

(a)	each Purchaser shall have delivered to the Seller a certificate of status, good standing or compliance (or equivalent) for such Purchaser, issued by the relevant Governmental Authority;

(b)

each Purchaser shall have executed and delivered to Banro and the Seller a certificate of a senior officer of such Purchaser, in form and substance satisfactory to Banro and the Seller, acting reasonably, as to the constating documents of such Purchaser; the resolutions of the directors of such Purchaser, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement on behalf of such Purchaser; and such other matters pertaining to the transactions contemplated hereby as Banro and the Seller may reasonably require;

(c)

each Purchaser shall have delivered to Banro and the Seller a favourable opinion, in form and substance satisfactory to Banro and the Seller, acting reasonably, from external legal counsel to such Purchaser as to (i) the legal status of such Purchaser, (ii) the corporate power and authority of such Purchaser to execute, deliver and perform this Agreement, and (iii) the execution and delivery of this Agreement; and

(d)

each Purchaser shall have certified to Banro and the Seller that, as of the Closing Date (i) all of the representations and warranties made by such Purchaser pursuant to this Agreement are true and correct in all material respects on and as of such date, and (ii) no Purchaser Event of Default (or an event which with notice or lapse of time or both would become a Purchaser Event of Default) has occurred and is continuing.

3.5	Satisfaction of Conditions Precedent

(a)

Each Party shall use all reasonable commercial efforts and take all reasonable action as may be necessary or advisable, to satisfy and fulfil all the conditions set forth in this Article 3 by the date provided or, if no date is provided, as promptly as reasonably practicable. The Parties shall co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

(b)

Each of the conditions set forth in Section 3.3 is for the exclusive benefit of the Purchasers, and may be waived by the Agent in its sole discretion in whole or in part in writing. Each of the conditions set forth in Section 3.4 is for the exclusive benefit of Banro and the Seller, and may be waived by Banro and the Seller in their sole discretion in whole or in part in writing.

ARTICLE 4
ADDITIONAL PAYMENT TERMS

4.1	Payments

All payments of funds due by one Party to another under this Agreement shall be made in United States Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

4.2	Taxes

(a)

All deliveries of Refined Gold and all payments and transfers of property of any kind made under this Agreement and related Security Agreements by the Seller or any of its Affiliates to the Purchasers shall be made without any deduction, withholding, charge or levy on account of any Taxes, all of which shall be for the sole account of the Seller. All Taxes, if any, as are required to be so deducted, withheld, charged or levied by the Seller or any of its Affiliates on any such delivery or payment, shall be paid by the Seller delivering or paying to the Purchasers or on their behalf, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by the Purchasers (net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount that the Purchasers would have received had no such deduction, withholding, charge or levy been required.

(b)

If a Purchaser receives a refund of any Taxes with respect to which the Seller has paid additional amounts pursuant to Section 4.2(a) hereof, such Purchaser shall pay such amount to the Seller (but only to the extent of additional amounts paid by the Seller under Section 4.2(a) with respect to the Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses of such Purchaser and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Seller, upon the request of such Purchaser, shall repay the amount paid to the Seller (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Purchaser if the Purchaser is required to repay such refund to such Governmental Authority.

4.3	New Tax Laws

In the event that any new Tax is implemented, or there shall occur any revision in, implementation of, amendment to or interpretation of any existing Tax, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then the Agent, on behalf of the Purchasers, on the one hand, and the Seller on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties and their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse effect on the Seller and its Affiliates on the one hand, and the Purchasers and their Affiliates on the other hand.

4.4	Overdue Payments

Any payment or delivery of Payable Gold not made by a Party on or by any applicable payment referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to the [Redacted] on the due date, calculated and compounded monthly in arrears. Any dollar amount or Refined Gold owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold owed to such Party by the other Party. Any amount of Refined Gold set off and withheld against any non-payment by a Party shall be valued at the Gold Price as of the first trading day that such amount of Refined Gold became payable to such Party.

ARTICLE 5
TERM

5.1	Term

(a)

The term of this Agreement shall commence on the date hereof and, subject to Sections 5.1(b) and 5.1(c), shall continue until the date that is 40 years after the date of this Agreement (the “Initial Term”) and thereafter shall automatically be extended for successive 15 year periods (each an “Additional Term” and, together with the Initial Term, the “Term”), unless there has been no active mining operations on the Properties during the last 15 years of the Initial Term or throughout such Additional Term, as applicable, in which case this Agreement shall terminate at the end of the Initial Term or such Additional Term, as applicable.

(b)

Notwithstanding Section 5.1(a), the Majority Purchasers may terminate this Agreement as of the expiry of the Initial Term or current Additional Term, as applicable, by written notice to Banro and the Seller within 10 Business Days prior to the date on which the then applicable Initial Term or Additional Term is to expire.

(c)

Notwithstanding Section 5.1(a) or 5.1(b), the Agent may terminate this Agreement on 10 Business Days written notice to Banro and the Seller if the conditions set out in Section 3.3 are not satisfied within one year after the date of this Agreement.

If by the expiry of the Initial Term the Seller has not sold and delivered to the Purchasers an amount of Refined Gold sufficient to reduce the uncredited balance of the Deposit to nil as calculated in accordance with Section 2.4(a), then the Seller shall provide a detailed calculation of the uncredited balance of the Deposit and shall pay such uncredited balance of the Deposit to the Purchasers, in accordance with each Purchaser’s Applicable Percentage, within 30 days after the expiry of the Initial Term.

The parties hereto agree to consider, in good faith, opportunities for the Seller to repurchase the Payable Gold from the Purchasers although there is no obligation on the Purchasers to sell.

ARTICLE 6
REPORTING; BOOKS AND RECORDS

6.1	Notice of Information

Prior to delivery to the Purchasers of any of the information set out in this Article 6 or otherwise in this Agreement, Banro and the Seller shall inform the Agent if such information would be considered material non-public information of Banro. In such event, the Agent shall have the option, in its sole discretion on behalf of the Purchasers, to (a) refuse to accept such information, or (b) require that such information be either (i) publicly disclosed within two Business Days, or (ii) where such information constitutes scientific and technical information representing a material change to the Namoya Project delivered at a subsequent date within 45 days together with an updated technical report in accordance with NI 43-101, and notice of such refusal or delayed delivery will constitute a valid waiver, or partial waiver, as the case may be, of the obligation to deliver such information.

6.2	Monthly Reporting

The Seller shall deliver to the Purchasers a Monthly Report on or before the fifteenth day after the end of each calendar month. The Seller shall also provide to the Purchasers on request together with the Monthly Reports, all other relevant Namoya Project documentation or information that may have a material impact on the Namoya Project, including the Operating Plan.

6.3	Annual Reporting

At least once every 12 months and no later than February 26 of each calendar year, and within 15 days whenever an update to the Operating Plan is adopted by management of Banro or any of the Banro Group Entities which update includes a material change in the annual production forecast included in the Operating Plan, the Seller shall provide to the Purchasers:

(a)

a forecast, substantially in the form of the Operating Plan, of the number of payable ounces of gold expected to be produced over the next calendar year on a month by month basis and over the remaining life of the mine on a year by year basis, including:

(i)	types, tonnes and gold grade of ore to be mined; and

(ii)	types, tonnes and gold grade of ore to be stockpiled;

(b)

listing of the Operating Plan assumptions, including operating and capital expenditure assumptions, exchange rates and metal prices used for short term and long term planning purposes in developing the forecast referred to in Section 6.3(a);

(c)	a schedule of all indebtedness and Encumbrances of the Banro Group Entities at the preceding year end;

(d)	a statement setting out the actual tonnes and gold grade of ore stockpiled as of the start of the period covered by the Operating Plan; and

(e)

a statement setting out the gold reserves and resources (by category) for the Properties, all calculated in accordance with the standards of the Canadian Institute of Mining and Metallurgy and NI 43-101, and the assumptions used, including cut-off grade, metal prices and metal recoveries.

6.4	Notice of Amendments to Plans, Schedules, Project Costs and Other Matters

If, at any time, the Operating Plan is subject to a material amendment, then, within 15 days after such amendment or amendments is or are made, the amended plan, together with the information in Sections 6.3(a), 6.3(b), 6.3(c) and 6.3(e) shall be provided by the Seller to the Purchasers. For the purposes of this Section 6.4 only, materiality shall mean (a) with respect to gold production, a 5% change in total gold production under the Operating Plan; or (b) with respect to proven and probable reserves, a reduction of more than 10% (not taking into account any reductions resulting from depletion in accordance with ordinary course operations); or (c) with respect to guidance for the next twelve (12) month period, a 10% change in production guidance.

6.5	Books and Records

(a)

The PSA Entities shall keep true, complete and accurate books and records of all of the PSA Entities’ operations and activities with respect to the Namoya Project, including the mining and production of gold therefrom and the mining, treatment, processing, milling, transportation and sale or refining of gold therefrom. The PSA Entities shall permit the Agent and its authorized representatives and agents to perform audits or other reviews and examinations of its books and records and other information relevant to the production, delivery and determination of Produced Gold and compliance with Article 6 from time to time at reasonable times at the Agent’s sole risk and expense and upon five Business Days’ notice, to confirm compliance with the terms of this Agreement, provided that unless there is a continuing Banro Event of Default, the Agent and its authorized representatives and agents will not exercise such rights more often than one (1) time during any calendar quarter. The Agent shall diligently complete any audit or other examination permitted hereunder.

(b)

Banro and the Seller shall prepare, or cause to be prepared, technical reports on the Properties in compliance with NI 43-101 as and when required by Applicable Laws. If any technical report is prepared on the Namoya Project, Banro and the Seller shall, subject to compliance with Applicable Laws, provide to the Purchasers an advanced draft copy of such technical report before it is filed on SEDAR, and in any event not less than five (5) Business Days before it is so filed. Banro and the Seller shall use commercially reasonable efforts to provide to the Purchasers (i) qualified persons consents, qualified persons certificates or other technical data, records or information pertaining to the Properties in the possession or control of Banro and the Seller, and (ii) copies of any technical report and cause the authors of such technical report to have such technical report addressed directly to the Purchasers if any of the Purchasers are required to file such technical reports under NI 43-101.

(c)

In addition, if during the Term Banro should cease to be a reporting issuer under Applicable Law, Banro shall deliver to the Purchasers audited financial statements of Banro and its subsidiaries on a consolidated basis, such audit to be conducted by a nationally recognized auditing firm.

6.6	Inspections

(a)

Upon no less than ten (10) Business Days’ notice to Banro and the Seller and not more frequently than semi-annually and subject at all times to the workplace rules and supervision of the Seller, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Properties, the Seller shall grant, or cause to be granted, to the Purchasers and their representatives and agents, at reasonable times and at the Purchasers’ sole risk and expense, the right to access the Properties and the facilities of the Namoya Project, in each case to monitor the mining and processing operations on the Namoya Project. Provided there has been no Banro Event of Default that is continuing, the Purchasers may avail themselves of such right of access a maximum of twice per calendar year (including the mill in respect thereof), and for this purpose, invitations from Banro will not reduce the number of visits the Purchasers may request.

(b)

Upon no less than 15 Business Days’ notice to Banro and the Seller and not more frequently than annually (which limit will not include tours at the invitation of Banro), the Purchasers shall have the right to conduct an investors tour on the Namoya Project; provided that such tours shall not unreasonably interfere with the Seller’s activities and operations at the Namoya Project and provided that such tours shall not include any gold producer reasonably considered to be a competitor of Banro and the Seller. Such investor tours shall be at the sole risk and expense of the Purchasers and their invitees, and the Purchasers shall (a) comply and request that their invitees comply with the policies and procedures that the Seller applies to its own invitees; (b) give Banro and the Seller prompt notice of any injuries, property damage or environmental harm that may occur during such visit; and (c) indemnify, defend and hold Banro and the Seller harmless from any loss, liability, damage, claim or demand by reason of injury to the Purchasers or Banro and the Seller or any of their respective invitees, employees, officers, directors, agents, or representatives caused by the Purchasers’ exercise of its rights under this Section.

ARTICLE 7
COVENANTS

7.1	Conduct of Operations

(a)

Banro and the Seller will, and will cause all PSA Entities to, operate the Project Assets on a commercial basis as though the Seller has a full economic interest in all the gold produced from the Properties. Banro and the Seller shall ensure that (i) all cut-off grade, short term mine planning and production decisions concerning the Namoya Project shall be based on gold prices typical of normal industry practice and consistent with the practices of Banro and its Affiliates as at the date of this Agreement in connection with such decisions, and (ii) all longer term planning and resource and reserve calculations concerning the Namoya Project shall use gold prices based on normal industry practice and consistent with the historical practices of Banro and its Affiliates in connection with such planning and calculations.

(b)

Subject to Section 7.1(a), all decisions regarding the Namoya Project, including all decisions concerning the methods, extent, times, procedures and techniques of any (i) exploration, development and mining related to the Namoya Project, including spending on capital expenditures, (ii) leaching, milling, processing or extraction, (iii) materials to be introduced on or to the Namoya Project, and (iv) except as provided herein, the sale of gold and terms thereof, shall be made by the Seller, in its sole discretion.

(c)

Notwithstanding Section 7.1(b), Banro and the Seller agree that all mining operations and activities pertaining to or in respect of the Namoya Project shall be performed in accordance with Applicable Laws, all applicable licences, permits and other authorizations and accepted mining, processing, engineering and environmental practices prevailing in the mining industry.

7.2	Preservation of Corporate Existence

(a)

Except as permitted in Section 7.2(b), each of Banro and the Seller shall, and Banro shall cause each of the PSA Entities to, at all times from and after the date hereof do and cause to be done all things necessary or advisable to maintain its corporate existence.

(b)

Subject to Section 8.3, each of Banro and the Seller shall not, and Banro shall cause each of the PSA Entities not to consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as, another entity, or continue to any other jurisdiction unless at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, Transfer, or continuance, the resulting, surviving or transferee entity assumes in favour of the Agent and the Purchasers all the obligations of such Party under this Agreement and any Security Agreement to which it is a party.

7.3	Processing/Commingling

Banro and the Seller shall not and shall cause each of the Banro Group Entities to not process Other Minerals through the Processing Plant in priority to, or commingle Other Minerals with, gold mined, produced, extracted or otherwise recovered from the Properties, unless (i) the applicable Banro Group Entity has adopted and employs reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Minerals and Produced Gold for the purpose of determining the quantum of Produced Gold; (ii) the Purchasers shall not be disadvantaged as a result of the processing of Other Minerals in priority to, or concurrently with, Produced Gold; (iii) the Agent has approved the Commingling Plan, such approval not to be unreasonably withheld; (iv) the Banro Group Entity keeps all books, records, data, information and samples required by the Commingling Plan; and (v) the Banro Group Entity enters into a commingling agreement with the Agent, for and on behalf of the Purchasers, that provides that there is no negative impact on the gold production attributable to the stream as a result of the commingling. The Seller agrees to revisit the Commingling Plan if the Agent determines that circumstances have changed, in order to ensure that the Commingling Plan continues to provide for the accurate measurement of gold produced from the Properties.

7.4	Processing Agreements

(a)

From and after the date hereof, the Seller (together with the PSA Entities from which Produced Gold is sold) shall be a party to any Processing Agreements and the PSA Entities party thereto shall be responsible for delivering all gold to each Processor, in such quantity, description and amounts and at such times and places as required under and in accordance with each Processing Agreement.

(b)

The PSA Entities shall cause all terms and conditions of any Processing Agreements or other agreements for the sale of Produced Gold entered into by a PSA Entity to be on commercially reasonable arm’s length terms and conditions. The Seller shall provide the Agent with a final signed copy of any such agreements within five Business Days of the execution thereof.

(c)

Banro shall take commercially reasonable steps to enforce, and shall cause any Affiliate, to take reasonable steps to enforce its rights and remedies under each such Processing Agreement with respect to any breaches of the terms thereof relating to the timing and amount of Gold Payments to be made thereunder. Banro shall notify the Purchasers in writing when any dispute arising out of or in connection with any such Processing Agreement is commenced in respect of Refined Gold and shall provide the Agent with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(d)

Banro shall ensure that the final sale and delivery of doré shall only be made to a Processor pursuant to a Processing Agreement. For greater certainty, nothing in this Section 7.4(d) shall prohibit the processing of Produced Gold by a PSA Entity, provided that the doré is eventually sold to a Processor.

7.5	Insurance

(a)

Banro and the Seller shall maintain with reputable insurance companies insurance with respect to the Project Assets and the operations conducted on and in respect of the Namoya Project against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations and, until the Deposit Reduction Date, shall have the Agent, on behalf of the Purchasers added as an additional insured and loss payee in the insurance policies.

(b)

The Seller shall ensure that each shipment of gold is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such gold is transferred to the processor.

(c)

When a Banro Group Entity receives payment under any insurance policy in respect of a shipment of Produced Gold that is lost or damaged after leaving the Namoya Project and before the risk of loss or damage is transferred to the Processor, the Seller shall use 10% of the amount of the Net Proceeds of any insurance payment received by the Banro Group Entity in respect thereof to acquire Refined Gold in accordance with Section 2.2(d) and shall sell and deliver to the Purchasers, in accordance with each Purchaser’s Applicable Percentage, (without duplication to the extent previously sold and delivered to the Purchasers by the Seller) such amount of Refined Gold at the applicable Gold Purchase Price.

(d)

Banro and the Seller shall insure the Project in such amounts and with such coverage as is customary in the mining industry for the construction, development and operation of the Project, including the Processing Plant. Banro and the Seller covenant and agree that in the event of any loss or damage that is insured prior to the date on which the uncredited balance of the Deposit has been reduced to nil, the Seller shall either (i) use all Net Proceeds of any insurance payment received by the Banro Group Entity to rebuild or repair all damaged facilities forming part of the Namoya Project, or (ii) use each Purchaser’s share of the Net Proceeds of such insurance payment received by any Banro Group Entity within 30 days after receipt of such proceeds by such Banro Group Entity, to acquire Refined Gold in accordance with Section 2.2(d) and shall deliver to the Purchasers, in accordance with each Purchaser’s Applicable Percentage, such amount of Refined Gold, each Purchaser’s share being calculated as the ratio of the fair value of each Purchaser’s interest in the Namoya Project (taking into account each Purchaser’s Applicable Percentage) as represented by its rights under this Agreement to the value of Banro’s interests in the Namoya Project when measured by the same criterion which establishes the value of such Purchaser’s interest. A failure to agree on the foregoing proportion is arbitrable under Section 14.1.

(e)

Banro and the Seller shall, on or prior to the Closing Date and upon the reasonable request of the Agent at reasonable intervals no more than once per year, furnish to the Agent a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the PSA Entities in accordance with Section 7.5(a). Banro and the Seller shall, upon the request of the Agent, provide the Purchasers with copies of all insurance policies as in effect from time to time relating to the Project Assets.

(f)

Banro and the Seller, acting reasonably, shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

7.6	Confidentiality

(a)

Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement, including any draft or final technical reports provided under Article 4 and the information received by it pursuant to the confidentiality agreement dated January 15, 2014 (“Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)

to its auditor, legal counsel, lenders, brokers, underwriters and investment bankers and to persons with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to the legal counsel and advisors of any such entity), provided that such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable;

(ii)

subject to Sections 7.6(c) and 14.9, where that disclosure is necessary to comply with Applicable Laws or court order, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

		(iii)	for the purposes of the preparation of any arbitration proceeding commenced under Section 14.1;

(iv)

where such information is already widely known by the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)	with the consent of the disclosing Party; and

(vi)

to those of its and its Affiliates’ directors, officers, employees, representatives and agents who need to have knowledge of the Confidential Information for purposes of the rights and obligations contemplated by this Agreement.

(b)

Each Party shall ensure that its and its Affiliates’ employees, directors, officers, representatives and agents and those persons listed in Section 7.6(a)(i) are made aware of this Section 7.6 and comply with the provisions of this Section 7.6. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)

If in compliance with Applicable Laws, either Party is required to file this Agreement on SEDAR or EDGAR, such Party shall notify the other Party of such requirement within two Business Days of the date of this Agreement, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with Applicable Laws before it is filed on SEDAR or EDGAR. Neither Party shall file this Agreement on SEDAR or EDGAR without reasonable prior consultation with the other Party, provided that such reasonable prior consultation shall not prohibit either Party from filing this Agreement on SEDAR or EDGAR redacted only to the extent such Party considers it permitted pursuant to Applicable Laws.

(d)

The PSA Entities and the Agent will consult with each other before issuing any press release or otherwise making any public disclosure in respect of this Agreement and the transactions contemplated hereunder and shall not issue any such press release or make any such public disclosure before receiving the consent of the other Party. Nothing in this Section 7.6(d) prohibits any party from making a press release or other disclosure required by Applicable Laws or by the policies or rules of any stock exchange.

7.7	Adverse Impact to Payable Gold

Banro and the Seller shall promptly notify the Purchasers regarding any matter that has or is reasonably likely to have a Material Adverse Effect or any occurrence of or circumstances that may result in a Banro Event of Default, including, for greater certainty, receipt of a notice of acceleration in respect of any indebtedness or obligations or an intention to enforce security against any of the Project Assets. Banro and the Seller shall seek to comply with this Section 7.7, to the extent commercially reasonable and subject to compliance with Applicable Laws and stock exchange policy, prior to any public announcement regarding the matter.

7.8	Proper Practices

Each of the Parties agrees that it will comply in all material respects with the Corruption of Foreign Public Officials Act (Canada), the Bribery Act (United Kingdom) and any other applicable anti-corruption legislation in connection with its dealings relating to this Agreement and the Namoya Project.

Banro and the Seller shall comply with all Applicable Laws in all material respects, including without limitation, the World Gold Council Conflict-Free Gold Standard, with respect to all operations at the Namoya Project.

7.9	Expropriation

[Redacted]

7.10	Banro Covenants

Banro shall guarantee that the Seller and all Banro Group Entities shall observe, satisfy, perform and pay all actions, covenants, indebtedness, liabilities and obligations of each to the Agent and the Purchasers in accordance with the terms of this Agreement. The Parties acknowledge and agree that any breach by Banro of its obligations under this Section would cause the Agent and the Purchasers irreparable harm for which monetary damages alone would not be a sufficient remedy and that therefore the Agent and the Purchasers may seek and obtain orders of specific performance, injunctions and other equitable remedies and remedies available under civil laws against Banro with respect thereto as a court of competent jurisdiction or an arbitrator under Section 14.1 may see fit to grant with respect to any such breach and neither Banro, the Seller or any Banro Group Entity shall oppose or seek to deny any such remedies.

ARTICLE 8
BANRO TRANSFERS AND CONTROL

8.1	Owner of Project Assets

Subject to Section 8.3 and except as provided in Section 9.2, the PSA Entities shall be the only legal and beneficial owners of the Project Assets, and Banro and the Seller shall ensure that no person other than the PSA Entities hold or acquire any ownership right, as applicable, or title in or to the Project Assets. Subject to the last paragraph of Section 8.3, Banro and the Seller shall maintain, or cause to be maintained, the Properties in good standing and, in all material respects, all Approvals related thereto, including without limitation taking all actions necessary, and making such expenditures and investments as are required, to keep its mineral claims, mineral leases, mineral and exploration licenses and other mining rights in good standing. Without limiting the generality of the foregoing, Banro and the Seller shall apply for and obtain any and all available renewals and extensions of the its mineral claims, mineral leases, mineral and exploration licenses and other mining rights and Approvals in respect of the Properties. Notwithstanding the foregoing, this Section 8.1 shall not restrict any leased personal property (provided that the lessee is the Seller) or personal property that is equipment that is obsolete or no longer in use under the Operating Plan.

8.2	Prohibited Transfers and Changes of Control

Except as set out in Section 8.3, Banro and the Seller shall not, and shall ensure that the Namoya Holdcos and any subsidiary of the Seller or Banro to which the Project Assets have been Transferred in accordance with Section 8.3(c), holding Project Assets, does not during the Delivery Period:

(a)	Transfer, in whole or in part, directly or indirectly, the Project Assets or any right, title or interest therein; or

(b)

agree to, or enter into any agreement, arrangement or other transaction with any person that would cause, or otherwise allow or permit to exist, a Change of Control of any Banro Group Entity, including any subsidiary of the Seller or Banro to which the Project Assets have been Transferred in accordance with Section 8.3(c), holding Project Assets.

8.3	Permitted Transfers and Changes of Control

Section 8.2 shall not prohibit a Transfer or Change of Control, if:

Transfer of the Project Asset

(a)	in the case of a direct or indirect Transfer of the Project Assets to a person that is not a PSA Entity:

(i)	the Seller or Banro shall have provided the Purchaser with at least 30 days prior written notice of the proposed Transfer;

(ii)

all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are transferred to the same transferee;

(iii)

the Seller and any other applicable Banro Group Entity transfers and assigns all of its rights and obligations under this Agreement to the same transferee concurrently with any such Transfer, and such transferee assumes in favour of the Agent and the Purchasers all of the Seller’s and, if applicable, the other Banro Group Entities’ obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Agent, acting reasonably;

(iv)	the transferee complies with the conditions set forth in Sections 3.3(a), (c), (e), (g) and (h) as such sections pertain to such transferee, including an opinion as to the title to the Properties;

(v)

the transferee, and its Affiliates in the case of Section 9.2(c), grant the same charges and security interests in, to and over the PSA Collateral, and enter into the same Security Agreements as those entered into pursuant to Section 9.2

(vi)	there is no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) that has occurred and is continuing; and

(vii)

the Agent confirms in writing that it does not reasonably expect such Transfer or Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, the reference to “PSA Entity” shall instead refer to “transferee entity” for the purposes of this Section 8.3(a)(vii));

Change of Control

(b)

in the case of a Change of Control of Banro, the Seller, the Namoya Holdcos or any subsidiary of the Seller or Banro to which the Project Assets have been transferred in accordance with Section 8.3(c):

(i)	the Seller or Banro shall have provided the Purchasers with at least 30 days prior written notice of the proposed Change of Control;

(ii)	(1) the transferee, if not itself controlled by another person; or (2) the Affiliate of the transferee that is not itself controlled by any other person:

(A)

assumes in favour of the Agent and the Purchasers all of the obligations of Banro under this Agreement, such assumption to occur by an agreement in form and substance satisfactory to the Agent, acting reasonably; and

(B)	complies with the conditions set forth in Sections 3.3(a), (c), (e), (g) and (h) as such sections pertain to such Affiliate or transferee;

(iii)	in respect of such Change of Control:

(A)	there is a similar Change of Control of all of the subsidiaries of the Seller and such subsidiaries of Banro and the Seller to the same person; and

(B)

the person acquiring control of the Seller, its subsidiaries and such subsidiaries of Banro, and the Affiliates of such person, grants the same charges and security interests in and to the PSA Collateral contemplated by Section 9.2;

(iv)	there is no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) that has occurred and is continuing; and

(v)

the Agent confirms in writing that it does not reasonably expect such Transfer or Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, the reference to “PSA Entity” shall instead refer to “transferee entity” for the purposes of this Section 8.3(b)(v));

Inter-corporate Transfer

(c)	in the case of a direct or indirect Transfer of the Project Assets to Banro or a subsidiary of Banro:

(i)	Banro provides a confirmation in favour of the Purchaser that its obligations under this Agreement shall continue in full force and effect despite any such Transfer; and

(A)

if all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are Transferred to the same transferee, then the provisions of Sections 8.3(a)(i) through 8.3(a)(vii) are complied with mutatis mutandis; or

(B)

if less than all of the Project Assets are Transferred to one or more Banro Group Entities and/or one or more other directly or indirectly wholly-owned subsidiaries of Banro (provided that the maximum number of entities to which such Transfers will occur shall not exceed five (5)), then:

(1)	the provisions of Sections 8.3(a)(i), 8.3(a)(iv), 8.3(a)(v) and 8.3(a)(vi) are complied with mutatis mutandis; and

(2)	the Seller provides a confirmation in favour of the Agent and the Purchasers that its obligations under this Agreement shall continue in full force and effect despite any such Transfer;

Joint Ventures and Minority Dispositions

(d)

in the case of a PSA Entity entering into a minority interest disposition, joint venture or other similar commercial arrangement with another person that is not a Banro Group Entity with respect to the Properties:

(i)	the Seller or Banro shall have provided the Purchasers with at least 30 days prior written notice of the proposed disposition, joint venture or other similar commercial arrangement;

(ii)	Banro retains at least an indirect 50% undivided interest in the Properties;

(iii)	a PSA Entity is at all times the operator of the Properties;

(iv)

such other person agrees in a document, or documents, acceptable to the Agent, acting reasonably, with the PSA Entity, the Agent and the Purchasers and any other such person to acknowledge the obligations of the Seller under this Agreement and the Security Agreements, including the granting to the Purchasers of all the security interests contemplated thereunder; provided that, if such other person acquires any legal right, title or interest in and to any of the Project Assets (including any registered or recorded title in and to the Properties), such person assumes on a joint and several basis with the Seller all of the obligations and duties under this Agreement and grants the same charges and security interests in, to and over the Project Assets to which it acquires any legal right, title or interest, and enters into the same Security Agreements entered into by the Seller and its subsidiaries pursuant to Section 9.2;

(v)

all filings have been made and all other actions have been taken that are required in order for the Agent, for and on behalf of the Purchasers to continue at all times following such transaction to have the valid and perfected security interest contemplated by Section 9.2;

(vi)

such other person complies with the conditions set forth in Sections 3.3(a), (c), (e), (g) and (h) as it pertains to such other person, including an opinion as to the title to the Properties if such other person acquires any registered or recorded and legal right, title or interest in and to any of the Properties;

(vii)	there is no Banro Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a Banro Event of Default); and

(viii)	the Agent confirms in writing that it does not reasonably expect such minority interest disposition, joint venture or other similar commercial arrangement to have a Material Adverse Effect; or

With Consent

(e)	the Agent provides its prior written consent;

provided that, for greater certainty, if the Seller intends to abandon, surrender, relinquish or let lapse any of the Properties (the “Abandonment Property”), Banro shall (i) have determined, acting commercially reasonably, that it is not economic to mine gold from the Properties that it proposes to abandon, surrender, relinquish or let lapse, and (ii) first give notice of such intention to the Purchasers at least 90 days in advance of the proposed date of abandonment. If, not later than 10 days before the proposed date of abandonment, Banro receives from the Agent written notice that the Agent desires the Seller to convey the Abandonment Property to the Purchasers or an assignee, Banro shall, without additional consideration, convey the Abandonment Property in good standing, without warranty, to the Purchasers and shall use commercially reasonable efforts to assist the Agent in acquiring any necessary or appropriate consents or approvals to such Transfer and shall thereafter have no further obligation to maintain the title to the Abandonment Property and the terms of this Agreement shall cease to apply to such Abandonment Property. If the Agent does not give such notice to Banro within the prescribed period of time, the Seller may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, that if the Seller or any Affiliate of Banro reacquires a direct or indirect interest in any of the ground covered by the Abandonment Property at any time within seven (7) years following abandonment, the production of gold from such ground shall be subject to this Agreement. The Seller shall give written notice to the Purchasers within ten (10) days of any such reacquisition.

ARTICLE 9
SECURITY

9.1	Financings and Encumbrances

(a)	During the Term, except for Permitted Indebtedness, no PSA Entity shall incur or enter into any Indebtedness.

(b)

Except as provided in this Article 9, no PSA Entity shall grant or allow to exist an Encumbrance, other than the Permitted Encumbrances, in respect of, all or any of the PSA Collateral, in favour of any other person.

9.2	Security

(a)

The Seller shall: (i) execute and deliver a guarantee in favour of the Agent, for and on behalf of the Purchasers, in form and substance satisfactory to the Agent, acting reasonably, guaranteeing the performance, when due, of all PSA Obligations; and (ii) grant, as security for the payment and performance, when due, of all PSA Obligations, to and in favour of the Agent, for and on behalf of the Purchasers first ranking charges and security interests (subject only to the Prior Ranking Permitted Encumbrances) in, to and over (A) the Payable Gold, including all proceedings thereof, and (B) the Project Collateral, the charged amount (the “Secured Amount”) of such charges and security interests with respect to the Project Collateral being initially, the Deposit, such amount to reduce on each Delivery Date by an amount equal to 60% of the amount that is equal to the difference between the Gold Price on the Business Day following the Date of Delivery and the Ongoing Price, multiplied by the number of ounces of Payable Gold delivered on the Date of Delivery, pursuant to one or more agreements (the ” Seller Security Agreements”) executed by each to and in favour of the Agent, for and on behalf of the Purchasers, in form and substance satisfactory to the Agent, acting reasonably.

(b)

Banro shall cause the Guarantors and each Banro Group Entity (other than the Seller) having a direct or indirect interest in and to, now or in the future, the Project Assets: (i) to execute and deliver a guarantee in favour of the Agent, for and on behalf of the Purchasers, in form and substance satisfactory to the Purchaser, acting reasonably, guaranteeing the payment and performance, when due, of all PSA Obligations; and (ii) grant, as security for its obligations under such guarantee to and in favour of the Agent, for and on behalf of the Purchasers, first ranking charges and security interests up to the Secured Amount (subject only to the Prior Ranking Permitted Encumbrances) in, to and over all present and after acquired property, and in each case including all proceeds thereof (the ” Group Collateral”), all pursuant to one or more agreements (collectively, the ”Group Security Agreements”), in form and substance satisfactory to the Agent, acting reasonably.

(c)

Banro and the Seller shall cause the Banro Group Entities to execute and deliver a written assignment, subordination and postponement of claims (the “ Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to the Agent, acting reasonably, that subordinates and postpones the enforcement of any debts, liabilities and obligations of any Banro Group Entity and the realization of any charges or security interests to secure such claims to the obligations under the Security Agreements and, from and after a Banro Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Banro Event of Default, and until such Banro Event of Default is remedied, subordinates and postpones the payment of all such debt, liabilities and obligations (other than Permitted Distributions) to the payment in full of all debts, liabilities and obligations of the Banro Group Entities to the Purchaser.

(d)

If so requested in writing by the Agent, the Banro Group Entities shall not, for so long as a Banro Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Banro Event of Default, continues, make any Distribution other than a Permitted Distribution.

(e)

At the Agent’s request, Banro shall, and shall cause the Seller (and any other Banro Group Entity from which Produced Gold is sold) to provide in any Processing Agreement or selling agreement that the account with any third party in respect of any Refined Gold related to the Produced Gold will form part of the Project Collateral. For certainty, and at all times, the Seller shall not, and Banro shall ensure that the Seller does not, make any Distributions other than a Permitted Distribution from such account if a Banro Event of Default, or event which with the giving of notice or the passage of time or both would constitute a Banro Event of Default, has occurred and is continuing, or if a Banro Event of Default would occur or arise immediately after, or as a result of, making a Distribution.

(f)

The PSA Entities shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as the Agent may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the PSA Collateral, subject only to Prior Ranking Permitted Encumbrances.

(g)

Banro and the Seller shall not, and shall cause each Banro Group Entity to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any of the PSA Security.

(h)

In addition to the foregoing, Banro, the Seller and each applicable Banro Group Entity that has provided security to one or more Lenders where such security also secures the PSA Obligations shall not seek any discharge of any such security except where the Agent has provided its prior written consent, in its sole discretion, with a view to ensuring that such security or any replacement security in favour of the Agent continues to secure the PSA Obligations and with no change in the priority thereof. The Seller shall pay all costs and expenses associated with the foregoing including in connection with the preparation and registration of all documentation in connection therewith that is required by the Agent.

9.3	Intercreditor Agreement

If, after the Deposit Reduction Date, any PSA Entity wishes to enter into any Secured Financing or grant an Encumbrance over any PSA Collateral to any Lenders as security for the payment or performance of any Secured Financing, and it is the intention of such PSA Entity that such Encumbrance modify the security interests in favour of the Agent set out in Section 9.2, then the Agent, for and on behalf of the Purchasers, agrees to enter into an intercreditor agreement (in each such case, an “Intercreditor Agreement”) with the Lenders and the applicable PSA Entity (such agreement to be negotiated in good faith), on the principal terms and conditions set out in Schedule C. The Parties agree that if an Intercreditor Agreement is not negotiated and executed within 60 days of the Purchasers receiving notice from a PSA Entity that it intends to enter into a Secured Financing or grant on Encumbrance, then either Party may seek to have any dispute related thereto determined by arbitration as set out in Section 14.1.

9.4	Stockpiling

The Seller shall not stockpile, store or place Produced Gold off of the Properties unless the Seller has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that the Purchasers’ rights to the Produced Gold shall be preserved. Such agreement shall provide, inter alia, that (a) the Purchasers’ rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect; (b) the Purchasers’ rights in and to the Produced Gold shall be the same as if the Produced Gold were situate on the Properties; (c) the Purchasers’ rights set forth in this Section 9.4 shall have precedence over the rights to the Produced Gold of the property owner where the Produced Gold is stockpiled, stored or placed; (d) the agreement shall be irrevocable as long as the Produced Gold, or any part thereof, remains on the property not part of the Properties and (e) the Agent and the Purchasers shall have substantially similar access rights and obligations as provided in Section 6.6.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties of Banro and the Seller

Banro and the Seller, acknowledging that the Agent and the Purchasers are entering into this Agreement in reliance thereon, hereby make the representations and warranties set forth in Schedule D to the Agent and the Purchasers on and as of the date of this Agreement on a joint and several basis. The representations and warranties set forth in Schedule D shall be deemed to be repeated by Banro and the Seller as of the date of the Closing Date.

10.2	Representations and Warranties of the Purchaser

Each Purchaser, acknowledging that Banro and the Seller are entering into this Agreement in reliance thereon, on a several, and not joint or joint and several basis, hereby makes the representations and warranties set forth in Schedule E to Banro and the Seller on and as of the date of this Agreement. The representations and warranties set forth in Schedule E shall be deemed to be repeated by the Purchasers as of the date of the Closing Date.

10.3	Survival of Representations and Warranties

The representations and warranties set forth in Schedule D and Schedule E shall survive the execution and delivery of this Agreement.

10.4	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of Banro and the Seller, it shall be deemed to refer to the actual knowledge of any of Banro’s and the Seller’s Chief Executive, Chief Financial, Vice-President Technical Services, Vice-President, General Counsel and Secretary and Head of Projects and Operations and all knowledge which such persons would have if such persons made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person.

ARTICLE 11
BANRO EVENTS OF DEFAULT

11.1	Banro Events of Default

Each of the following events or circumstances constitutes an event of default by the PSA Entities (each, a ”Banro Event of Default”):

(a)

the Seller fails to sell and deliver the Payable Gold to the Purchasers on the terms and conditions set forth in this Agreement within three (3) Business Days after receipt of notice from the Agent notifying the Seller of such default;

(b)

other than as provided in Section 11.1(a), any PSA Entity is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or any Security Agreement in any material respect, which breach or default is not remedied within a period of 30 days following delivery by the Agent to the PSA Entities of written notice of such breach or default, except in respect of the covenant set out in Section 7.10, which shall constitute a Banro Event of Default immediately on notice thereof, or such longer period of time as the Agent may determine in its sole discretion;

(c)

any of the representations or warranties given by Banro and the Seller is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Agent to Banro and the Seller of written notice of such inaccuracy, or such longer period of time as the Agent may determine in its sole discretion;

(d)

in respect of Indebtedness, any (i) failure by any Banro Group Entity to pay such Indebtedness at the stated maturity thereof or as a result of which, the holder of such Indebtedness has declared the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such Indebtedness of any Banro Group Entity, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which such holder has so declared the principal amount to be payable; or (ii) failure by any Banro Group Entity to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of such Indebtedness, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which the holder has so declared the principal amount to be payable or has sought to enforce a guarantee in respect thereof;

(e)	upon the occurrence of an Insolvency Event affecting either Banro or the Seller; or

(f)

except as otherwise contemplated herein, the PSA Security does not constitute a first ranking Encumbrance over the PSA Collateral, subject only to the Prior Ranking Permitted Encumbrances, and does not become a first ranking charge within 20 days of receipt of notice from the Agent notifying the PSA Entities of such default.

11.2	Remedies

(a)

If a Banro Event of Default occurs and is continuing, the Agent shall have the right, upon written notice to Banro and the Seller at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i)	demand all amounts and deliveries owing by the Seller to the Purchasers;

(ii)

terminate this Agreement by written notice to Banro and the Seller and, without limiting Section 11.2(a)(i), demand all losses suffered or incurred as a result of the occurrence of such Banro Event of Default and termination, including the greater of (A) the uncredited amount of the Deposit, and (B) a net present value calculation of the Payable Gold that would have been delivered by the Seller to the Purchasers hereunder, but for the occurrence of such Banro Event of Default. The net present value calculation shall be based on an assumption that the Project Assets are owned and operated by a person that has the financial, operational and technical capability of a prudent owner and operator, and shall be based on such other reasonable assumptions and forecasts as may be necessary to make such calculation, including with respect to the applicable discount rates to use, the applicable gold prices to use, and the reasonably expected Payable Gold that would have been sold and delivered to the Purchasers hereunder but for the occurrence of such Banro Event of Default (based on, among other factors, the reserves and resources, inferred resources and potential exploration success, the expected throughput through the Processing Plant, and expected gold recoveries). Upon demand from the Agent, the Seller shall promptly pay all such amounts to the Purchasers; and

(iii)	enforce the PSA Security.

(b)

The Parties hereby acknowledge and agree that: (i) the Agent and the Purchasers will be damaged by a Banro Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from a Banro Event of Default; (iii) any sums payable in accordance with Section 11.2(a) with respect to a Banro Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 11.2(a) or with respect to a Banro Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Banro Event of Default in full and final satisfaction of all amounts owed in respect of such Banro Event of Default.

(c)

For greater certainty, if the Agent, for and on behalf of the Purchasers does not exercise its right under Section 11.2(a)(ii), the obligations of Banro and the Seller or any successors shall continue in full force and effect.

ARTICLE 12
PURCHASER EVENTS OF DEFAULT

12.1	Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by the Purchaser (each, a “Purchaser Event of Default”):

(a)

a Purchaser fails to pay a portion of the Deposit in accordance with Article 3 within (3) three Business Days of receipt of notice from the Seller notifying such Purchaser of such default (a “Deposit Default”);

(b)

a Purchaser fails to pay for Payable Gold delivered to the Purchaser in accordance with Section 2.4 within (3) three Business Days of receipt of notice from the Seller notifying such Purchaser of such default (a “Purchaser Payment Default”);

(c)

a Purchaser is in breach or default of any of its covenants or obligations set forth in this Agreement in any material respect (other than a breach or default of the covenants or obligations referenced in Sections 12.1(a) or (b) above), and such breach or default is not remedied within a period of 30 days following delivery by the Seller to such Purchaser of written notice of such breach or default, or such longer period of time as the Seller may determine in its sole discretion; or

(d)

any of the representations or warranties given by a Purchaser is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Seller to such Purchaser of written notice of such inaccuracy, or such longer period of time as the Seller may determine in its sole discretion.

12.2	Remedies

(a)

If there should occur a Deposit Default, the non- defaulting Purchasers may deliver the Deposit amount that is the subject of the Deposit Default, and to the extent they choose to do so, such funding Purchasers’ Applicable Percentage will be adjusted accordingly. If all of the conditions precedents set out in Section 3.3 have been satisfied and a Deposit Default in respect of all of the Deposit occurs and is continuing and the Purchasers fail to cure the Deposit Default in full within 90 days of written notice from the Seller of such default, then the Seller may elect to at any time thereafter so long as the Purchasers have not already cured the Deposit Default, to terminate the Agreement.

(b)

In addition to the PSA Entities’ rights and remedies available at law or in equity (other than any right at law or in equity to terminate this Agreement), if a Purchaser Payment Default occurs and is continuing, the Seller shall have the right, upon written notice to the defaulting Purchaser, at its option, to suspend obligations under Section 2.2 solely in respect of the defaulting Purchaser. If the Deposit is reduced to nil and following the Deposit Reduction Date, the defaulting Purchaser fails to cure the Purchaser Payment Default in full within 30 days, then the Seller may elect at any time thereafter so long as such defaulting Purchaser has not already cured the Purchaser Payment Default, to terminate the Agreement solely with respect to such defaulting Purchaser and thereupon all of the Seller’s obligations hereunder with respect to such defaulting Purchaser shall thereafter be terminated without prejudice to any other right or remedy it may have against such defaulting Purchaser. For greater certainty, the PSA Obligations shall continue unaffected in respect of the non-defaulting Purchasers.

(c)

If a Purchaser Event of Default under Sections12.1(c) or 12.1(d) has occurred and is continuing, then the PSA Entities shall have no right to terminate this Agreement, but shall be entitled to all other remedies available to it at law or in equity against the Purchaser.

ARTICLE 13
THE AGENT

13.1	The Agent

The Parties agree that the rights and obligations of the Agent and of the Purchasers with respect to the Agent shall be as set out in Schedule G.

ARTICLE 14
GENERAL

14.1	Disputes and Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by either Party of such dispute, controversy or claim) shall be referred to the chief executive officers of each of the disputing parties for prompt resolution. Any such dispute, controversy or claim which cannot be resolved by the chief executive officers within 15 days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration in accordance with the rules for arbitration set out in Schedule F. The determination of such arbitrator shall be final and binding upon the Parties and there shall be no appeals from any determination of the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 14.1 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

14.2	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

14.3	Reimbursement of Expenses

(a)

The Seller and Banro shall pay to the Agent and the Purchasers all reasonable costs and expenses (including all reasonable legal fees and disbursements of counsel) incurred by the Agent and the Purchasers in connection with this Agreement and the other related transactions, including:

(i)	the negotiation, preparation, printing, execution and delivery, both prior and subsequent to the Closing Date, of this Agreement and the Security Agreements;

(ii)

the fees and expenses of engineering, environmental, insurance consulting and other expert or professional services retained by the Agent and the Purchasers and any on- site inspections by the Agent and the Purchasers or its representatives;

(iii)	the commissions, fees and expenses of any selling agent engaged to monetize the Payable Gold;

(iv)	advice of counsel with respect to the this Agreement, the Security Agreements or any transaction contemplated thereunder;

(v)

the enforcement of this Agreement or any Security Agreement or the enforcement or preservation of rights thereunder or the bringing of any action, suit or proceeding with respect to the enforcement of this Agreement or any Security Agreement or any such right or seeking any remedy which may be available to the Agent and the Purchasers at law or in equity;

(vi)	the maintenance of the registration, filing and the perfection of the Security Agreements and the Encumbrances thereof;

(vii)	any amendments, waivers or consents requested by the Seller pursuant to the provisions hereof or any other Security Agreement;

(viii)	the incorporation and organization of the Agent, as well as the initial issuances of notes or other investment instruments required to capitalize the Agent with the Deposit; and

(ix)	the ongoing fees and expenses in connection with the administration of the Agent, including fees and expenses related to fiscal and collateral agents, valuation, tax reporting and audit,

(collectively, the “Reimbursable Expenses”).

(b)	The obligations of the Seller under this Section 14.3 shall survive the payment and performance of the Seller’s obligations hereunder and the termination of this Agreement.

14.4	Termination; Survival

This Agreement shall terminate immediately upon the delivery of all the Payable Gold. Notwithstanding the foregoing, the following provisions shall survive termination of this Agreement: Article 4, 7.6, 7.10, 11.2, 12.2, 14.1, 14.7, 14.9, Schedule F and Schedule G and such other provisions of this Agreement as are required to give effect thereto.

14.5	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Agent or any Purchaser on the one hand and any Banro Group Entity on the other hand.

14.6	No Royalty

Nothing herein shall be construed to create, expressly or by implication, a royalty between the Agent or any Purchaser on the one hand and any Banro Group Entity on the other hand.

14.7	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

14.8	Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or sent by electronic mail in PDF format, addressed to:

(a)	If to either Banro or the Seller, to:

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario, M5X 1E3, Canada

	Attention:	Chief Financial Officer
	Telecopier No.:	416-366-7722

with a copy to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street
Toronto, Ontario, M5J 2Z4, Canada

	Attention:	Mike Moher
	Telecopier No.:	416- 216-3930

(b)	If to the Agent or any Purchaser, to:

[Redacted]

with a copy to:

Goodmans LLP
333 Bay Street, Suite 3400
	Toronto, Ontario	M5H 2S7
	Attention:	Kari Mackay
	Telecopier No.:	416-979-1234

Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

14.9	Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and coordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement and neither Party or its Affiliates shall act in this regard without reasonable prior consultation with the other Party, unless such disclosure is required to meet timely disclosure obligations of such Party or its Affiliates under Applicable Laws in circumstances where prior consultation with the other Party is not practicable, and a copy of such disclosure shall be provided to the other Party at such time as it is made publicly available.

14.10	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

14.11	Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

14.12	Entire Agreement

This Agreement and the Security Agreements together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement or the Security Agreements.

14.13	Debt Sharing Confirmations

(a)

The Purchasers hereby agree, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens (as defined in the Collateral Trust Agreement) at any time granted by Banro or any Obligor (as defined in the Collateral Trust Agreement) to secure the obligations in respect of the Priority Notes, whether or not upon property otherwise constituting Collateral (as defined in the Collateral Trust Agreement), that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations (as defined in the Collateral Trust Agreement) shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), and that the Purchasers are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

(b)

The Purchasers hereby agree, for the benefit of all holders of each other existing and future Series of Parity Lien Debt and each existing and future Parity Debt Representative, that all Parity Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by Banro or any Obligor to secure the obligations in respect of the Initial Parity Notes, whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Parity Lien Obligations equally and ratably, and that the Purchasers are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

14.14	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it (except that the Agent may provide a waiver by and on behalf of the Purchasers), and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

14.15	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

14.16	Assignment

(a)	This Agreement shall enure for the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)

Each Purchaser shall be entitled at any time and from time to time to Transfer any of its rights and obligations under this Agreement without the consent of the Seller or Banro and, in connection therewith may transfer a participating or other interest in this Agreement.

(c)

Except as provided in Section 8.3, none of the PSA Entities shall assign, in whole or in part, any of its rights and obligations under this Agreement or the Security Agreements without the prior written consent of the Agent . In no event shall any rights or obligations under this Agreement or the Security Agreements be assigned by the PSA Entities other than together with a transfer of the Project to the same assignee.

(d)	This Agreement may not be assigned in whole or in part to any Restricted Person.

14.17	Joinder

Each of the Parties agrees that, upon execution and delivery of a joinder agreement in a form satisfactory to the Parties, acting reasonably, another person shall, without any further action on the part of Parties other than such person, automatically be added as a Party to this Agreement in the manner contemplated by such joinder agreement.

14.18	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

NAMOYA GSA HOLDINGS

Per:
Name:
Title:

BANRO CORPORATION

Per:
Name: Richard Brissenden
Title: Chairman of the Board

NAMOYA MINING S.A.

Per:
Name: Desire Sangara
Title: Chairman of the Board

Any other Purchaser when joined hereto in
accordance with the terms hereof.

Signature Page to Namoya Gold Purchase and Sale Agreement

SCHEDULE A
DESCRIPTION OF SELLER’S PROPERTIES (WITH MAP)

This is Schedule A to the Gold Purchase and Sale Agreement between Namoya GSA Holdings, Banro Corporation and Namoya Mining S.A. Dated as of February 27, 2015

[Redacted]

SCHEDULE B
SECURITY AGREEMENTS

This is Schedule B to the Gold Purchase and Sale Agreement between Namoya GSA Holdings, Banro Corporation and Namoya Mining S.A. Dated as of February 27, 2015

•	Joinder and sharing confirmations as a Priority Lien and recognizing priority of Payable Gold obligations

•	Joinder and sharing confirmation as a Parity Lien

•	Guarantees contemplated by Section 9.2(b)

•	Assignment, Subordination and Postponement of Claims contemplated by Section 9.2(c)

•	Pledge of accounts with Auramet International LLC, if any

•	Pledge of accounts with any Processor

SCHEDULE C
INTERCREDITOR PRINCIPLES

     This is Schedule C to the Gold Purchase and Sale Agreement between Namoya GSA Holdings, Banro Corporation and Namoya Mining S.A. Dated as of February 27, 2015

[Redacted]

SCHEDULE D
BANRO AND SELLER REPRESENTATIONS AND WARRANTIES

This is Schedule D to the Gold Purchase and Sale Agreement between Namoya GSA Holdings, Banro Corporation and Namoya Mining S.A. dated as of February 27, 2015

Each of Banro, on behalf of and in respect of itself and each PSA Entity, and the Seller hereby represents and warrants to the Purchasers as follows:

(a)

it is a company validly existing and in good standing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence, and it is qualified or licensed to do business in each jurisdiction in which the nature of its business or the nature and location of its assets requires such qualification or licensing except where such failure to be qualified or licensed would not reasonably be expected to have a Material Adverse Effect;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and the Security Agreements to which it is a party and performing its obligations hereunder and thereunder;

(c)

it has the requisite corporate power, capacity and authority to own and lease its assets and carry on its business and to enter into this Agreement and the Security Agreements to which it is a party and to perform its obligations hereunder and thereunder;

(d)

this Agreement and the Security Agreements to which it is a party and the exercise of its rights and performance of its obligations hereunder and thereunder do not and will not, (i) conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), any written or oral contract, agreement, license, concession, indenture, mortgage, debenture, bond, note or other instrument to which it is a party, subject or otherwise bound (including with respect to its assets), in each case other than such a conflict, violation, breach, default or event that would not reasonably be expected to have a Material Adverse Effect, (ii) conflict with or violate its constating or constitutive documents, (iii) conflict with or violate any Applicable Laws, or (iv) except as contemplated by this Agreement or the Security Agreements, result in, or require, the creation or imposition of any Encumbrance upon or with respect to any of its assets or properties;

(e)

the issued capital of the Seller consists of 1,000,000 shares, all of which are outstanding as fully paid and non- assessable shares in the capital of the Seller and are beneficially owned as to 100% by Namoya (Barbados) Limited;

(f)

the authorized share capital of Namoya (Barbados) Limited consists of an unlimited number of common shares and 20,000 preferred shares, of which, as of the date hereof, (i) only 1,200,000 common shares are issued and outstanding as fully paid and non- assessable shares in the capital of Namoya (Barbados) Limited and are legally and beneficially owned as to 100% by Banro Group (Barbados) Limited, and (ii) only 20,000 preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Namoya (Barbados) Limited and are legally and beneficially owned as to 100% by investment funds managed by Gramercy Funds Management LLC;

(g)

the authorized share capital of Banro Group (Barbados) Limited consists of an unlimited number of common shares and an unlimited number of preferred shares, of which, as of the date hereof, (i) only 5,000,100 common shares are issued and outstanding as fully paid and non-assessable shares in the capital of Banro Group (Barbados) Limited and are legally and beneficially owned as to 100% by Banro, and (ii) only 1,200,000 preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Banro Group (Barbados) Limited and are legally and beneficially owned as to 100% by BlackRock World Mining Trust plc;

(h)

other than the consents listed in Section 3.3 and the subordination provisions of the Security Agreements being satisfactory to the Purchaser, no notices, filings or Approvals are required to be made or obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements to which it is a party or the transactions contemplated hereby and thereby other than those Approvals that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary and such Approvals the failure of which to have or obtain, will not have a Material Adverse Effect;

(i)

each of this Agreement and the Security Agreements to which it is a party has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent enforcement may be affected by Applicable Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies;

(j)

it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it, and it will not suffer any Insolvency Event in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements to which it is a party or the transactions contemplated hereby and thereby;

(k)

except for Auramet International LLC (and its Affiliates) and the security interests permitted under the Note Indenture, no person has any agreement, option or right of first refusal to acquire, or right, title or interest in or to, or right capable of becoming an agreement, option or right of first refusal to acquire, or right, title or interest in or to, the Namoya Project, the Properties, the Project Assets or the gold produced from the Properties;

(l)

it has paid when due and payable all mining patents, fees, Taxes or other amounts required to maintain in good standing and renew, as applicable, all mining claims, rights, concessions and interests necessary for the operation of the Namoya Project, the Properties and all other properties of the Banro Group Entities (and will deliver to the Purchaser on or prior to the Closing Date a schedule of renewal dates related thereto), and all other actions and all other obligations as are required to maintain the Namoya Project, the Properties and all other properties of the Banro Group Entities have been taken and complied with in all material respects;

(m)

it has obtained or been issued all material Approvals (including environmental approvals and surface and access rights) necessary for the operation of the Namoya Project, the Properties and all other properties of the Banro Group Entities, other than those that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary, where the failure to have or obtain such Approvals would not reasonably be expected to have a Material Adverse Effect, and there are no facts or circumstances that might reasonably be expected to adversely affect the issuance or obtaining of any such material Approvals;

(n)

the mineral claims referred to in Schedule A and the mining convention with the government of the Democratic Republic of the Congo constitute all of the rights that comprise its interest in the Properties as of the date of this Agreement and it is the registered, recorded and/or beneficial owner, as applicable, of the interest in and to the Properties set forth in Schedule A, free and clear of all Encumbrances, except Prior Ranking Permitted Encumbrances or as would not have a Material Adverse Effect or materially affect the security interest of the Purchaser under any Security Agreement or other security document, and the Properties constitute all of the real property, mining rights, tenement, concessions and other interests, whether created privately or through the actions of any Governmental Authority having jurisdiction that comprise the interest of Banro and the Seller in the Namoya Project, the Properties and the Project Assets;

(o)

to its knowledge, its right, title and interest in and to the Properties is not subject to any adverse claim, except as would not reasonably be expected to have a Material Adverse Effect or materially affect the security interest of the Purchaser under any Security Agreement or other security document;

(p)	the map included in Schedule A depicts the location of the Namoya Project with reasonable accuracy;

(q)

subject only to the rights of any Governmental Authority having jurisdiction, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Gold;

(r)

it has not received any notice of any expropriation proceeding or decision to expropriate all or any part of the Namoya Project, and to its knowledge there is no expropriation proceeding pending or threatened against or affecting all or any part of the Namoya Project or of any discussions or negotiations which could reasonably be expected to lead to any such expropriation proceeding;

(s)

it and each other Banro Group Entity and the conditions on and relating to the Namoya Project, the Properties and the Project Assets and all other properties of the Banro Group Entities respecting all past and current operations conducted thereon by it are and have been in material compliance with Applicable Laws (including, the Corruption of Foreign Public Officials Act (Canada) and the

Bribery Act (United Kingdom)). Without limiting the generality of the foregoing, each Banro Group Entity is in material compliance with all applicable Environmental Laws, and there are no actions, suits, claims, notices of violation, hearings, investigations or proceedings pending or, to the best of its knowledge, threatened against or affecting any Banro Group Entity with respect to the ownership, use, maintenance and operation of any of the Namoya Project, the Properties and the Project Assets relating to any applicable Environmental Laws, where any adverse determination with respect thereto or liability imposed therein could reasonably be expected to result in a Material Adverse Effect and such adverse determination is reasonably anticipated;

(t)

there is no action, suit, proceeding, investigation or claim affecting or pertaining to the Namoya Project or any part thereof and, to its knowledge, no such action, suit, proceeding, investigation or claim is threatened or outstanding;

(u)	neither it nor the Namoya Project is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have a Material Adverse Effect;

(v)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person;

(w)

except for Prior Ranking Permitted Encumbrances, it has not granted, nor agreed to grant, an Encumbrance (secured or unsecured) affecting the PSA Collateral, or any part thereof, to any person other than to the Purchaser;

(x)

as of the date of execution of this Agreement, Banro has duly filed all material documents and information required to be filed by it under applicable securities legislation of the provinces and territories of Canada, or any rules, regulations or published policies promulgated thereunder (the ”Securities Laws”) or with the Toronto Stock Exchange (all such documents filed prior to the date of execution of this Agreement, the ”Public Disclosure Documents”) since January 1, 2013. As of the effective date of such Public Disclosure Documents, to its knowledge, none of the Public Disclosure Documents contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents regard shall be had to the last filed document. All of the Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Banro has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Agreement remains confidential. There is no material adverse change concerning Banro which has not been disclosed in the Public Disclosure Documents filed on or before the date of execution of this Agreement;

(y)

all annual and interim consolidated financial statements of Banro filed on SEDAR since January 1, 2013 are complete and correct and fairly present, in all material respects, the financial condition and results of operations of the Banro Group Entities as at the times and for the periods covered by such statements, in each case in accordance with generally accepted accounting principles, subject, in the case of any unaudited financial statements, to normal year-end adjustments and any absence of notes. All financial projections and forecasts delivered to the Purchaser represent Banro’s reasonable estimates and assumptions as to future performance, which Banro believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions;

(z)

no event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give any it or any other person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any contract, lease, license, concession, Approval, agreement, indenture, mortgage, debenture, note, instrument, or Order to which it is a party or by which it or its properties and assets may be bound, and, to its knowledge, each other person that is party thereto is in compliance in all material respects with the terms and requirements thereof, in each case, except as would not reasonably be expected to have a Material Adverse Effect;

(aa)

the corporate structure of Banro included in Banro’s annual information form dated March 29, 2014 sets forth the relationship between Banro and its material subsidiaries and the percentage of voting securities of such subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by Banro. The Seller has no subsidiaries or any other equity interest in any person. No Banro Group Entity is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other person with respect to the Properties or the Namoya Project;

(bb)

no Banro Group Entity has any material liabilities or obligations of any nature whatsoever, whether direct or indirect, matured or unmatured, known or unknown, fixed, absolute, accrued, contingent or otherwise, that are not reflected in the consolidated financial statements referred to in the first sentence of paragraph (y) above or in the notes thereto, other than (i) liabilities or obligations arising in the ordinary course of business since September 30, 2014 or publicly announced by Banro, or obligations to Auramet International LLC pursuant to the gold sale arrangements with Auramet International LLC;

(cc)

(i) each Banro Group Entity has filed or caused to be filed on a timely basis all national, federal, state, provincial, other applicable jurisdictional and material local tax returns that were required to be filed by or with respect to it pursuant to Applicable Laws, (ii) all tax returns filed by such Banro Group Entity are complete and correct and comply with Applicable Laws in all material respects, (iii) each Banro Group Entity has paid, or made provisions for the payment of, all material Taxes that have been or could have become due for all periods covered by any tax return or otherwise, (iv) each Banro Group Entity has withheld or collected and paid to the proper Governmental Authority or other person all material Taxes required to be withheld, collected or paid by it, (v) no claim has been made by any Governmental Authority in a jurisdiction where any Banro Group Entity does not file tax returns that such Banro Group Entity is or could be subject to taxation by that jurisdiction, (vi) to its knowledge, no tax return of any Banro Group Entity is under audit by any Governmental Body, and (vii) no proceedings are pending or, to its knowledge and the knowledge of each Banro Group Entity, threatened by or before any Governmental Body with respect to material Taxes of any Banro Group Entity;

(dd)

its properties, assets and operations are insured with reputable insurance companies (not Affiliates of any Banro Group Entity), in such amounts, with such deductibles and covering such risks as is customarily carried by companies engaged in similar businesses and owning similar properties in the localities where the applicable Banro Group Entity operates;

(ee)

the chief executive office and principal place of business of it is as disclosed in writing by Banro to the Purchaser, and the material books and records of it are located at its chief executive office, and the only other offices and/or locations where it keeps the collateral as may be set forth in the Security Agreements (except for inventory which is in transit) or conducts any of its business is as disclosed in writing by Banro to the Purchaser;

(ff)	there is no strike, lock- out or other work stoppage or labour dispute occurring or, to its knowledge, threatened that would have a Material Adverse Effect;

(gg)

except as disclosed in writing by Banro to the Purchaser, no Banro Group Entity or any of its Affiliates sponsors, maintains or contributes to, or at any time during the last six years has sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) any Employee Benefit Plan (as defined below) that is (or was) subject to the laws of the United States of America. Each Employee Benefit Plan mandated by a Governmental Authority (other than the United States of America or a constituent state thereof) or subject to the laws of a jurisdiction outside of the United States of America (“Foreign Company Plan”) that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Authorities. No Foreign Company Plan has any unfunded liabilities, determined in accordance with generally accepted accounting principles, that have not been fully accrued on Banro’s financial statements or that will not be fully offset by insurance. All Foreign Company Plans are registered where required by, and are in good standing under, all Applicable Laws. For purposes of this paragraph, “Employee Benefit Plan” means any employee benefit plan, program, policy or arrangement sponsored, maintained or contributed to by a Banro Group Entity or any of their respective Affiliates or with respect to which the Seller, any Banro Group Entity or any of their respective Affiliates has any liability or obligation;

(hh)

it and each other Banro Group Entity owns, licenses or otherwise has the right to use all material licenses, Approvals, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other person with respect thereto. No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Banro Group Entity infringes upon or conflicts with any rights owned by any other person. No claim or litigation regarding any of the foregoing is pending or, to its knowledge, threatened;

(ii)

the most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves, if any, and technical reports disclosed in the Public Disclosure Documents pertaining to the Namoya Project, the Properties, the Project Assets and all other properties of the Banro Group Entities have been prepared and disclosed in accordance with accepted mining industry practices and in accordance with the requirements prescribed by NI 43-101 and the companion policy thereto (as in effect on the date of publication of the relevant report or information); it has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents are inaccurate in any material respect; there are no outstanding unresolved comments of any securities commission or other securities regulatory authority in each province and territory of Canada in which Banro is a reporting issuer in respect of the NI 43-101 technical disclosure made in Public Disclosure Documents; and, to its knowledge, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves, if any, of the Banro Group Entities, from the amounts last disclosed in the Public Disclosure Documents;

(jj)

neither it nor any other Banro Group Entity has employed any broker or finder or incurred any liability for any brokerage fee, commission, finders’ fee or any other similar payment in connection with the transactions contemplated by this Agreement that could give rise to any claim against the Purchaser for brokerage fees, commissions, finders’ fees or any other similar payments; and

(kk)

all materials and information made available to the Purchaser prior to the date of this Agreement have been prepared in good faith and are true and correct in all material respects as at the date of such material and such materials do not omit any material information reasonably necessary to make all such material not misleading.

SCHEDULE E
PURCHASER REPRESENTATIONS AND WARRANTIES

This is Schedule E to the Gold Purchase and Sale Agreement between Namoya GSA Holdings, Banro Corporation and Namoya Mining S.A. dated as of February 27, 2015

Each Purchaser hereby represents and warrants to Banro and the Seller as follows:

(a)	it is a company duly incorporated and validly existing under the laws of its jurisdiction and is up to date in respect of all filings required by law;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and performing its obligations hereunder thereunder;

(c)	it has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

(d)

this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a material adverse effect on the Purchaser or the performance of its obligations under this Agreement;

(e)	no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(f)	this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms;

(g)	it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it; and

(h)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

SCHEDULE F
DISPUTE RESOLUTION

This is Schedule F to the Gold Purchase and Sale Agreement between Namoya GSA Holdings, Banro Corporation and Namoya Mining S.A. dated as of February 27, 2015

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of this Agreement. A reference to Party means the Agent on behalf of the Purchasers on the one hand and any PSA Entity on the other hand.

1.	Initiation of Arbitration Proceedings

(a)

If either Party wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within five days after receipt of such notice, the other Party shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such five day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such five day period such arbitrator shall be chosen by ADR Chambers Inc., Toronto, Ontario at the written request of either Party.

(b)

The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party or a person who is otherwise regularly retained by either of the Parties.

(c)

The costs charged by the Arbitrator selected shall be shared equally by the parties to the Arbitration on an interim basis subject to a final allocation of the costs of the Arbitration by the Arbitrator.

2.	Submission of Written Statements

Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the ”Claimant”) shall send the other Party (the ”Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(a)

Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law it relies.

(b)	Within ten days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(c)

All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(d)

After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration including, but not limited to, the scope of production of documents, the number of fact and expert witnesses to participate in the arbitration, the manner in which written or oral evidence and argument will be presented at the hearing and the length of the arbitration hearing.

3.	Meetings and Hearings

(a)

The arbitration shall take place in Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

(c)	Any Party may be represented at any meetings or hearings by legal counsel.

4.	The Decision

(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)

The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 60 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)

The Arbitrator shall determine liability for costs and may apportion costs between the Parties. Costs include the fees of the Arbitrator, legal costs and other expenses reasonably incurred in relation to the Arbitration.

5.	Jurisdiction and Powers of the Arbitrator

(a)

By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)	determine any question of law arising in the arbitration;

(ii)	determine any question as to the Arbitrator’s jurisdiction;

(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;

(v)

proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)	make one or more interim awards including any directions as to procedure to be followed on the arbitration;

(viii)	hold meetings and hearings, and make a decision (including a final decision) in Toronto, Ontario or elsewhere with the concurrence of the Parties thereto;

(ix)

order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

6.	Confidentiality

(a)

The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom pursuant to 4(d) above. Neither party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)

The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either party to comply with its disclosure obligations under Applicable Law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.

SCHEDULE G
AGENT

This is Schedule G to the Gold Purchase and Sale Agreement between Namoya GSA Holdings, Banro Corporation and Namoya Mining S.A., dated as of February 27, 2015

[Redacted]

SCHEDULE B

AMENDMENTS / SUPPLEMENTAL INDENTURE

THIS FIRST AMENDING AGREEMENT TO INDENTURE made as of the • day of •, 2015.

BETWEEN:
BANRO CORPORATION, a corporation continued under the laws of the
Canada, having an office in Toronto, Ontario

(the “Company”)
OF THE FIRST PART
- and -

BANRO CONGO MINING S.A., KAMITUGA MINING S.A., LUGUSHWA
MINING S.A., NAMOYA MINING S.A., and TWANGIZA MINING S.A.

(collectively, the “DRC Guarantors”)
OF THE SECOND PART
- and -

BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO
(BARBADOS) LIMITED, KAMITUGA (BARBADOS) LIMITED,
LUGUSHWA (BARBADOS) LIMITED, NAMOYA (BARBADOS)
LIMITED and TWANGIZA (BARBADOS) LIMITED

(collectively, the “Barbados Guarantors”)
OF THE THIRD PART
- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company continued
under the laws of Canada and registered to carry business in the
Province of Ontario

(the “Trustee”)
OF THE FOURTH PART

WHEREAS:

A.

Each of the Company, the DRC Guarantors and the Trustee has heretofore executed and delivered to the Trustee an indenture dated as of March 2, 2012 (as amended, restated and supplemented from time to time, the "Note Indenture") providing for the issuance of an unlimited aggregate principal amount of 10% Senior Secured Notes due 2017 (the "Notes");

B.

By Supplemental Note Indenture dated as of April 23, 2013, each Barbados Guarantor agreed be a Guarantor under the Note Indenture and to be bound by the terms of the Note Indenture applicable to Guarantors, including Article 10 thereof;

C.	Section 4.09 of the Note Indenture provides for certain negative covenants relating to limitations on Indebtedness;

D.	T he Company, the Guarantors and the Trustee wish to amend the Note Indenture to, among other things, revise the scope of such negative covenants; and

E.

Section 9.02(a) of the Note Indenture provides that the Company, the Guarantors and the Trustee may amend or supplement the Indenture Documents with the consent of the Holders of a majority in principal amount of the Notes then outstanding voting as a single class, which consent has been obtained;

NOW THEREFORE, this First Amending Agreement witnesseth and it is hereby agreed and declared as follows:

1.	Capitalized Terms

Except as otherwise provided for herein, all capitalized terms and expressions used in this Amending Agreement shall have the meanings ascribed to them in the Note Indenture.

2.	Amendments

a.	The following are added as additional definitions in Section 1.01 of the Note Indenture:

'“Deposit Balance Amount” means the principal amount of any Indebtedness, which amount shall not exceed $60,000,000 less the Deposit (as defined in the Namoya Streaming Agreement) and which amount shall be outstanding for a period not to exceed three years from the date hereof;”

“Forward Sale/Streaming Agreements” means the Namoya Streaming Agreement, the Twangiza Forward Agreement - 1 and the Twangiza Forward Agreement - 2;”

“Forward Sale/Streaming Facilities” means the transactions described in the Forward Sale/Streaming Agreements;”

“Namoya Payable Gold” has the meaning ascribed to “Payable Gold” in the Namoya Streaming Agreement;”

“Namoya Purchaser” has the meaning ascribed to “Purchaser” in the Namoya Streaming Agreement;”

"Namoya Streaming Agreement" means the Gold Streaming Agreement dated February 27, 2015 among Namoya GSA Holdings, the Company and Namoya Mining S.A. (as amended or restated from time to time);”

"Namoya Streaming Obligations" means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Namoya Streaming Agreement;”

"Namoya Streaming Secured Obligations" means the Deposit (as defined in the Namoya Streaming Agreement as in effect as of the date hereof), which amount shall be reduced pursuant to the formula set out in Section 9.2(a) of the Namoya Streaming Agreement as of the date hereof;

“Priority Stream Obligations” means the obligation to, without duplication, deliver the Namoya Payable Gold, including any Namoya Payable Gold which, pursuant to the terms of the Namoya Streaming Agreement, should have been delivered to or for the benefit of the Namoya Purchaser but which was not delivered or which was used for another purpose in contravention of the Namoya Streaming Agreement but excluding, for greater certainty, any future obligation to deliver the Namoya Payable Gold, which shall continue as part of the Namoya Streaming Obligations only;

"Twangiza Forward Agreement - 1" means the Gold Purchase and Sale Agreement dated February 27, 2015 among Twangiza GFSA Holdings, the Company and Twangiza Mining S.A. (as amended or restated from time to time);

"Twangiza Forward Agreement - 2" means the Gold Purchase and Sale Agreement dated February 27, 2015 among Twangiza GFSA Holdings, the Company and Twangiza Mining S.A. (as amended or restated from time to time);

"Twangiza Forward Obligations - 1" means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Twangiza Forward Agreement – 1, referred to therein as the “PSA Obligations”;

"Twangiza Forward Secured Obligations - 1" means $20,000,000 (being the Prepayment Amount in the Twangiza Forward Agreement – 1), which amount shall be reduced by $555,556 on the date of delivery of each Scheduled Monthly Quantity (as defined in the Twangiza Forward Agreement – 1 as in effect as of the date hereof) of gold, which secured obligations are referred to in the Twangiza Forward Agreement – 1 as the “Secured Amount”;

"Twangiza Forward Obligations - 2" means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Twangiza Forward Agreement – 2, referred to therein as the “PSA Obligations”;

"Twangiza Forward Secured Obligations - 2" means $20,000,000 (being the Prepayment Amount in the Twangiza Forward Agreement – 2), which amount shall be reduced by $555,556 on the date of delivery of each Scheduled Monthly Quantity (as defined in the Twangiza Forward Agreement – 2 as in effect as of the date hereof) of gold, which secured obligations are referred to in the Twangiza Forward Agreement – 2 as the “Secured Amount”;

"Twangiza Forward Obligations" means, collectively, the Twangiza Forward Obligations - 1 and the Twangiza Forward Obligations - 2;"

"Twangiza Forward Secured Obligations" means, collectively, the Twangiza Forward Secured Obligations - 1 and the Twangiza Forward Secured Obligations - 2;"

Confirmation that Namoya Streaming Obligations and Twangiza Forward Obligations permitted under the Note Indenture

b.	The following is added to the definition of "Indebtedness" in Section 1.01 of the Note Indenture as new paragraph (11) thereof:

"(11) the Namoya Streaming Obligations and the Twangiza Forward Obligations."

c.	The following is added to the definition of "Asset Disposition" in Section 1.01 of the Note Indenture as new paragraph (19) thereof: "(19) the Forward Sale/Streaming Facilities."

d.	Subsection (2)(a) of the definition of "Parity Lien Debt" in Section 1.01 of the Note Indenture is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Parity Debt Representative and the Collateral Agent, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations;"

e.	Subsection (1) of the definition of "Priority Lien Debt" in Section 1.01 of the Note Indenture is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Priority Debt Representative and the Collateral Agent, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations;"

f.	The following is added to Section 4.09(b) of the Note Indenture as new paragraph (20) thereof:

"(20) the Namoya Streaming Obligations and the Twangiza Forward Obligations."

Priority Liens to include Priority Stream Obligations and Twangiza Forward Secured Obligations

g.	Section 4.09(b)(1) is deleted and the following substituted therefor:

"(1)	Indebtedness of the Company or any of its Restricted Subsidiaries pursuant to Debt Facilities or Forward Sale/Streaming Facilities in an aggregate amount of:

(A)	the Priority Stream Obligations, and

(B)	an amount not to exceed the greater of:

(i)	the greater of (1) $20,000,000 and (2) 5% of Total Assets, and

(ii)	the aggregate of (1) $15,000,000 and (2) the Twangiza Forward Secured Obligations."

Parity Liens to include Namoya Streaming Secured Obligations

h.	Section 4.09(b)(19) is deleted and the following substituted therefor:

"(19) in	addition to the items referred to in clauses (1) through (18) above and (20) below, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate amount which, when taken together with the amount of all other Indebtedness Incurred pursuant to this clause (19) and then outstanding, shall not exceed the greater of:

(A)	the greater of (i) $5.0 million and (ii) 1% of Total Assets, and

(B)	the aggregate of (i) the Namoya Streaming Secured Obligations, excluding the amount of any Priority Stream Obligation that is included in Section 4.09(b)(1), and (ii) the Deposit Balance Amount, at anytime outstanding.”

Confirmation of Priority of Namoya Payable Gold as a Pre-paid Purchase Obligation

i.	The definition of “Priority Debt Sharing Confirmation” is deleted in its entirety and replaced with the following:

“Priority Debt Sharing Confirmation” means, as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by the Borrower or any other Obligor to secure any Obligations in respect of such Series of Priority Lien Debt (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), and that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

Permitting Certain Restrictions on Intercompany Distributions

j.	The following is added at the end of Section 4.08(a):

"where the effect of such consensual encumbrance or consensual restriction is to cause the Company or any of its Restricted Subsidiaries to not have sufficient funds to satisfy its obligations hereunder or under any other Secured Debt Document.”

Cross Defaults to Forward Sale/Streaming Agreements

k.	The following is added to Section 6.01 as new paragraph (6.1) thereof:

"(6.1) any Banro Event of Default under any of the Forward Sale/Streaming Agreements (as defined therein) in respect of which the grace period has expired;”

3.	Amendments to Priority Debt Sharing Confirmations

The parties hereto acknowledge and agree that each Priority Debt Sharing Confirmation in the Indenture Documents or entered into in connection with an Indenture Document, is hereby amended to provide that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement.

4.	Amendments to Indenture Documents and Collateral Documents

The parties hereto acknowledge and agree that all Indenture Documents and Collateral Documents are deemed to be amended to the extent required to reflect the amendments set forth in this First Amending Agreement.

5.	Further Steps

The Company and the Trustee are hereby authorized and directed to take all such further steps as are necessary to give effect to the amendments as set forth in this First Amending Agreement.

6.	Incorporation into Note Indenture

This First Amending Agreement shall be read and construed as if forming a part of the Note Indenture and the Note Indenture shall be amended and revised to the extent required to give effect to this First Amending Agreement.

7.	Ratification

The Note Indenture, as amended by this First Amending Agreement, is in all respects ratified and confirmed.

8.	Governing Law

This First Amending Agreement shall be construed in accordance with the laws of the Province of Ontario and shall be treated in all respects as an Ontario contract. The parties hereby submit and attorn to the jurisdiction of the courts of Ontario for all matters related to this First Amending Agreement.

9.	Counterparts

This First Amending Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[signature page follows]

IN WITNESS WHEREOF the parties have executed this First Amending Agreement as of the date first above written.

BANRO CORPORATION

Per:
Name:
Title:

BANRO CONGO MINING S.A.

Per:
Name:
Title:

KAMITUGA MINING S.A.

Per:
Name:
Title:

LUGUSHWA MINING S.A.

Per:
ame:
Title:

NAMOYA MINING S.A.

Per:
Name:
Title:

TWANGIZA MINING S.A.

Per:
Name:
Title:

(signature page to indenture amendment)

BANRO GROUP (BARBADOS) LIMITED

Per:
Name:
Title:

BANRO CONGO (BARBADOS) LIMITED

Per:
Name:
Title:

KAMITUGA (BARBADOS) LIMITED

Per:
Name:
Title:

LUGUSHWA (BARBADOS) LIMITED

Per:
Name:
Title:

NAMOYA (BARBADOS) LIMITED

Per:
Name:
Title:

TWANGIZA (BARBADOS) LIMITED

Per:
Name:
Title:

(signature page to indenture amendment)

EQUITY FINANCIAL TRUST COMPANY

Per:
Name:
Title:

Per:
Name:
Title:

(signature page to indenture amendment)

THIS FIRST AMENDING AGREEMENT TO COLLATERAL TRUST AGREEMENT

made as of the • day of •, 2015.
BETWEEN:
BANRO CORPORATION, a corporation continued under the laws of the
Canada, having an office in Toronto, Ontario

(the “Company”)
OF THE FIRST PART
- and -

THE INITIAL GUARANTORS, as Initial Guarantors

(collectively, the “Initial Guarantors”)
OF THE SECOND PART
- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company continued
under the laws of Canada and registered to carry business in the rovince of Ontario

(the “Indenture Trustee”)
OF THE THIRD PART
- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company continued
under the laws of Canada and registered to carry business in the
Province of Ontario

(“Collateral Agent")
OF THE FOURTH PART
- and -

ECOBANK DRC SARL, a company continued under the laws of the
Democratic Republic of Congo

(“Ecobank”)

- and -

GRAMERCY FUNDS MANAGEMENT LLC, a limited liability company formed under the aws of Delaware

(“Gramercy”)
OF THE SIXTH PART

WHEREAS:

A.

The Company, the Initial Guarantors, the Indenture Trustee and Collateral Agent have heretofore executed and delivered a collateral trust agreement dated as of March 2, 2012 (as amended, restated and supplemented from time to time, the "CTA ");

B.	By Joinder dated as of January 28, 2013, Ecobank agreed to be bound by the terms of the as a Secured Debt Representative;

C.	By Joinder dated as of August 18, 2014, Gramercy agreed to be bound by the terms of the as a Secured Debt Representative;

E.

T he Company, the Initial Guarantors, the Indenture Trustee and Collateral Agent wish to amend the CTA to revise, among other things, the remedies available to the Collateral Agent upon an Actionable Default and the application of proceeds pursuant to Section 3.4; and

F.

Section 9.1(a) of the CTA provides that the Collateral Agent, acting as directed by an Act of Instructing Debtholders, and the Obligors may amend or supplement the CTA, provided that the consent of the requisite percentage or number of holders of each Series of Secured Debt so affected under the applicable Secured Debt Document has been obtained, which consent to this First Amending Agreement has been obtained.

NOW THEREFORE, this First Amending Agreement witnesseth and it is hereby agreed and declared as follows:

1.	Capitalized Terms

Except as otherwise provided for herein, all capitalized terms and expressions used in this Amending Agreement shall have the meanings ascribed to them in the CTA.

2.	Amendments to CTA

a.	The following are added as additional definitions in Section 1.1 of the CTA:

“Disposition” means with respect to any asset of any Person, any direct or indirect sale (including, where the context so requires, the sale of the Person itself), lease (where such Person is the lessor of such asset), assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such asset, and includes the collection, foreclosure or other realization upon collateral pledged by such Person; and “Dispose”, “Disposal ” and “Disposed” have meanings correlative thereto;”

“Forward Sale/Streaming Agreements” has the meaning ascribed thereto in the Indenture;"

“FSA Purchasers” means the Namoya Purchaser and the Twangiza Purchaser;"

"Namoya Streaming Agreement" has the meaning ascribed thereto in the Indenture;"

“Namoya Payable Gold” has the meaning ascribed to “Payable Gold” in the Namoya Streaming Agreement;”

“Namoya Purchaser” has the meaning ascribed to “Purchaser” in the Namoya Streaming Agreement;”

“Priority Stream Obligations” has the meaning ascribed thereto in the Indenture;”

“Twangiza Purchaser” has the meaning ascribed to “Purchaser” in each of the Twangiza Forward Agreement – 1 and Twangiza Forward Agreement - 2;”

b.	The definitions of “Permitted Prior Liens” and “Priority Debt Sharing Confirmation” and are deleted in their entirety and replaced with the following:

“Permitted Prior Liens” means Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the Priority Lien Documents.

“Priority Debt Sharing Confirmation” means, as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by the Borrower or any other Obligor to secure any Obligations in respect of such Series of Priority Lien Debt (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)), and that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions in this Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under this Agreement.

c.	Subsection (b)(i) of the definition of "Parity Lien Debt" in Section 1.1 of the CTA is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Borrower, in an Officer’s Certificate delivered to each Parity Debt Representative and the Collateral Agent, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations;"

d.	Subsection (a) of the definition of "Priority Lien Debt" in Section 1.1 of the CTA is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Borrower, in an Officer’s Certificate delivered to each Priority Debt Representative and the Collateral Agent, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations;"

e.

The following is added to the end of the first sentence of Section 2.5 of the CTA: (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)).

f.	The following is added to Section 3.3 of the CTA:

"Notwithstanding any Act of Instructing Debtholders or any provision in this Agreement or in any other Collateral Document, the Collateral Agent shall not Dispose of nor shall it request, approve or consent to any Disposition of the Collateral unless such Disposition complies in all respects with the transfer restrictions in the Forward Sale/Streaming Agreements. If the Disposition of Collateral is effected in accordance in all respects with the transfer provisions in the Namoya Streaming Agreement, then the Namoya Purchaser will have no entitlement to share in the proceeds of the Disposition of such Collateral (including pursuant to Section 3.4(a)) except to satisfy the Priority Stream Obligations due and owing to the Namoya Purchaser prior to such Disposition and not assumed by the transferee of such Collateral."

g.	Section 3.4(a) of the CTA is deleted in its entirety and replaced with the following:

“(a)

The Collateral Agent will, subject to applicable law, apply the proceeds of any Disposition of any Collateral and the proceeds of any insurance policy, including any title insurance policy, in the following order of application and pursuant to wiring instructions as specified in an Act of Instructing Debtholders:

(i)

FIRST, to the payment of all amounts payable under this Agreement on account of the Collateral Agent’s direct or indirect fees and any reasonable legal fees, costs and expenses or other liabilities or debts of any kind incurred by the Collateral Agent or any co-trustee or agent in connection with this Agreement or any other Collateral Document;

(ii)	SECOND, to the repayment of Indebtedness or other Obligations, other than Secured Obligations, secured by a Permitted Prior Lien on the Collateral sold or realized upon;

(iii)	THIRD, to the Namoya Purchaser for application to the payment of all outstanding Priority Stream Obligations;

(iv)

FOURTH, to the respective Priority Debt Representatives for application to the payment of all outstanding Priority Lien Obligations (other than the Priority Stream Obligations) that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding Priority Lien Debt (other than the Priority Stream Obligations) and all other Priority Lien Obligations (other than the Priority Stream Obligations) that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit and bankers’ acceptances constituting Priority Lien Debt);

(v)	FIFTH, to the respective Parity Debt Representatives for application to the payment of all outstanding Parity Lien Obligations that are then due and payable in such order as may be provided in the Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at 102.5% of the aggregate undrawn amount) of all outstanding letters of credit and bankers’ acceptances constituting Parity Lien Debt); and

(vi)	SIXTH, any surplus remaining after the irrevocable and unconditional payment in full in cash of all of the Secured Obligations and Obligations entitled to the benefit of such Collateral will be paid to the Borrower or the other applicable Obligors, as the case may be, or its successors or assigns, or as a court of competent jurisdiction may direct.”

h.	Section 3.4 of the CTA is hereby amended by adding the following as subsection (c):

If any Priority Lien Secured Party other than the Namoya Purchaser collects or receives any proceeds in respect of the Priority Stream Obligations prior to the payment and satisfaction in full of the Priority Stream Obligations and a Responsible Officer of such Priority Debt Representative shall have received written notice, or shall have actual knowledge, of the same prior to such Priority Debt Representative’s distribution of such proceeds, whether after the commencement of an Insolvency Proceeding or otherwise, such Priority Lien Secured Party will forthwith deliver the same to the Collateral Agent, for the account of the Namoya Purchaser, in the form received, duly endorsed to the Collateral Agent, for the account of the Namoya Purchaser to be applied in accordance with clause (a) above.

Until so delivered, such proceeds will be held by such Priority Lien Secured Party for the benefit of the Namoya Purchaser. This Section 3.4(c) shall not apply to payments received by any holder of Priority Lien Obligations if such payments are not proceeds of any Disposition of any Collateral.

3.	Acknowledgement of Security Interest in Forward Sale/Streaming Agreements

The parties hereto acknowledge that the FSA Purchasers have granted a security interest in all of their right, title, estate and interest in, to, under and in respect of the Forward Sale/Streaming Agreements as general and continuing security for the payment and performance of certain of their other obligations. The parties hereto agree that upon a due enforcement of such security interest against a FSA Purchaser by the applicable secured parties or their representative, the security parties or their representative shall hold all of the applicable FSA Purchaser’s right, title, estate and interest in, to, under and in respect of the Forward Sale/Streaming Agreements and shall be afforded the benefit of, and be deemed to have assumed, all of the rights and obligations of the Forward Sale/Streaming Agreements under the Collateral Documents, provided that such secured parties or their representative execute(s) the requisite Priority Debt Sharing Confirmation or Parity Debt Sharing Confirmation, as applicable.

4.	Amendments to Priority Debt Sharing Confirmations

The parties hereto acknowledge and agree that each Priority Debt Sharing Confirmation in the Secured Debt Documents (including, without limitation, the Securities Purchase Agreement dated August 18, 2014 between Banro Corporation and the Buyers (as defined therein)) or entered into in connection with a Secured Debt Document, is hereby amended to provide that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of this Agreement.

5.	Amendments to Secured Debt Documents and Collateral Documents

The parties hereto acknowledge and agree that all Secured Debt Documents and Collateral Documents are deemed to be amended to the extent required to reflect the amendments set forth in this First Amending Agreement.

6.	Further Steps

The Company and the Trustee are hereby authorized and directed to take all such further steps as are necessary to give effect to the amendments as set forth in this First Amending Agreement.

7.	Incorporation into CTA

This First Amending Agreement shall be read and construed as if forming a part of the CTA and the CTA shall be amended and revised to the extent required to give effect to this First Amending Agreement.

8.	Ratification

The CTA, as amended by this First Amending Agreement, is in all respects ratified and confirmed.

9.	Governing Law

This First Amending Agreement shall be construed in accordance with the laws of the Province of Ontario and shall be treated in all respects as an Ontario contract. The parties hereby submit and attorn to the jurisdiction of the courts of Ontario for all matters related to this First Amending Agreement.

10.	Counterparts

This First Amending Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[signature page follows]

IN WITNESS WHEREOF the parties have executed this First Amending Agreement as of the date first above written.

EQUITY FINANCIAL TRUST COMPANY
as Collateral Agent

Per:
Name:
Title:

Per:
Name:
Title:

EQUITY FINANCIAL TRUST COMPANY
as Indenture Trustee

Per:
Name:
Title:

Per:
Name:
Title:

BANRO CORPORATION
as Borrower and Issuer

Per:
Name:
Title:

BANRO CONGO MINING S.A.
as Initial Guarantor

Per:
Name:
Title:

(signature page to Amending Agreement)

KAMITUGA MINING S.A.
as Initial Guarantor

Per:
Name:
Title:

LUGUSHWA MINING S.A.
as Initial Guarantor

Per:
Name:
Title:

NAMOYA MINING S.A.
as Initial Guarantor

Per:
Name:
Title:

TWANGIZA MINING S.A.
as Initial Guarantor

Per:
Name:
Title:

ECOBANK DRC SARL
as Secured Debt Representative

Per:
Name:
Title:

Per:
Name:
Title:

GRAMERCY FUNDS MANAGEMENT LLC
as Secured Debt Representative

Per:
Name:
Title:

(signature page to Amending Agreement)

SCHEDULE C

OWNERSHIP OF NOTES

[Details regarding Notes beneficially owned, directly or indirectly, or over which control or direction is exercised, by the Noteholder redacted.]

SCHEDULE D

REGULATORY AND CORPORATE APPROVALS

1.	Consent from a majority of the holders of the Notes, as required under section 9.02 of the Indenture.

2.	Board approvals of the board of directors of Banro and each applicable subsidiary of Banro.

3.	Ministerial approval in the Democratic Republic of the Congo, if applicable.